==============================================================================

     As filed with the Securities and Exchange Commission on April 9, 1998
                                                    Registration No. 333-46423


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            _______________________

                              Amendment No. 3 to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            _______________________

                            ABERCROMBIE & FITCH CO.
            (Exact name of Registrant as specified in its charter)

       Delaware                         5651                    31-1469076
(State or jurisdiction of      (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)
                                 Four Limited Parkway East
                                   Reynoldsburg, OH 43068
                                      (614) 577-6500
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 Seth R. Johnson
                            Four Limited Parkway East
                             Reynoldsburg, OH 43068
                                 (614) 577-6500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            _______________________

                                   COPIES TO:
                              David L. Caplan, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

               Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and the other conditions to the commencement of the Exchange Offer described herein have been satisfied or waived.

               If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

==============================================================================

INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THE A&F COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE A&F COMMON STOCK MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF A&F COMMON STOCK IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 9, 1998 --
                             SUBJECT TO COMPLETION.


                                  [LTD LOGO]
                          EXCHANGE OFFER - IMPORTANT

Dear Limited Stockholders:

The Limited has announced a plan to establish its Abercrombie & Fitch
subsidiary as a fully independent public company.   In order to implement this
plan and distribute its A&F shares, The Limited is offering you, as a stockholder, the opportunity to exchange (on a tax free basis) shares of The Limited which you own for shares of A&F. The Limited currently owns 43,600,000 A&F shares.

This Exchange Offer will be conducted as a modified "Dutch auction". What that means is that you will be able to select, from within a range, the exchange ratio at which you are willing to exchange some or all of your Limited shares for shares of A&F. This exchange ratio range is not more than ___ nor less than ___ of a share of A&F for each share of The Limited.

Based on the exchange ratios selected by fellow tendering stockholders, The Limited will select as the final exchange ratio the lowest exchange ratio that will permit the maximum number of shares of A&F owned by The Limited to be exchanged. This final exchange ratio would apply to all Limited shares accepted for exchange.

In order to facilitate a successful distribution of A&F shares, The Limited anticipates that the final exchange ratio will provide tendering stockholders with shares of A&F having a market value greater than the market value of the Limited shares tendered. We will refer to this greater value in this document
as the "Anticipated Premium."   Based on the trading prices for A&F and
Limited shares on _____, 1998, the Anticipated Premium would be approximately ___% using the minimum exchange ratio and approximately ___% using the maximum exchange ratio. We cannot, however, predict what the amount of any Anticipated Premium will be.

If the collective response of stockholders is such that more than 43,600,000 shares of A&F would be exchanged at the final exchange ratio, then the number of Limited shares to be accepted from each stockholder who tendered shares at
or below the final exchange ratio will be reduced on a pro rata basis.   If
fewer than 43,600,000 but more than 39,240,000 shares of A&F would be exchanged, The Limited will accept all shares tendered at or below the final exchange ratio, and will distribute its remaining A&F shares to its stockholders at the time on a pro rata basis through a "spin-off" transaction.

Whether you should participate in the Exchange Offer depends on many factors. You should consider, among other things, (i) your view of the relative values of a single Limited share and a single A&F share, (ii) the opportunity to receive the Anticipated Premium and (iii) your investment strategy with regard to the two stocks. Neither The Limited nor A&F nor any of their respective directors makes any recommendation as to whether you should tender shares.
You must make your own decision after reading this document and consulting with your advisors based on your own financial position and requirements. We urge you to read this Offering Circular-Prospectus very carefully.

The Exchange Offer is subject to certain conditions, including that enough Limited shares are tendered so that at least 90% of the A&F shares owned by The Limited (39,240,000 out of a total of 43,600,000 shares) can be exchanged for Limited shares. The Exchange Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on _____________, 1998, unless extended.

The Limited has retained the services of D.F. King & Co., as Information Agent, and Goldman, Sachs & Co., as Dealer Managers, to assist you in connection with the Exchange Offer. You may call either the Information Agent (1-800-549-6864, toll-free) or the Dealer Managers (1-800- 323-5678, toll-free) directly to request additional documents and to ask any questions.

                                /s/ Leslie Wexner
                                -----------------
                                Leslie H. Wexner
                          Chairman, CEO and President
                               The Limited, Inc.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE ABERCROMBIE & FITCH COMMON STOCK TO BE ISSUED IN THE EXCHANGE OFFER OR DETERMINED IF THIS OFFERING CIRCULAR-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The Dealer Managers for this Exchange Offer are:
                             Goldman, Sachs & Co.
             Offering Circular-Prospectus, dated __________, 1998


                                  [PICTURES]




                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE
     EXCHANGE OFFER..........................................................1

SUMMARY......................................................................6
The Companies................................................................6
Background and The Limited's Reasons for the
     Exchange Offer..........................................................6
The Exchange Offer Generally.................................................7
The Exchange Offer...........................................................7
The Exchange Agent...........................................................9
The Information Agent........................................................9
The Dealer Managers..........................................................9
The Spin-Off.................................................................9
Comparative Per Share Market Price
     Information.............................................................9
Comparative Per Share Data..................................................10
Summary Historical Consolidated Financial Data
     of The Limited.........................................................11
Summary Unaudited Pro Forma Condensed
     Consolidated Financial Data of The Limited.............................13
Summary Historical Consolidated Financial Data
     of A&F.................................................................15
Summary Unaudited Pro Forma Condensed
     Consolidated Financial Data of A&F.....................................16

RISK FACTORS................................................................17
Risk Factors Regarding A&F..................................................17
Risk Factor Regarding the Anticipated Premium...............................19
Risk Factor Regarding The Limited...........................................19

THE TRANSACTIONS............................................................20
Background and Purpose......................................................20
Effects.....................................................................22
No Appraisal Rights.........................................................22
Regulatory Approvals........................................................22
Accounting Treatment........................................................22
Forward-Looking Statements May Prove
     Inaccurate.............................................................23

THE EXCHANGE OFFER..........................................................24
Terms of the Exchange Offer.................................................24
Exchange of Shares of Limited Common Stock..................................26
Determining to Participate in the Exchange Offer............................27
Procedures for Tendering Shares of Limited
     Common Stock...........................................................29
Guaranteed Delivery Procedure...............................................31
Special Procedures for Participants in the
     Savings and Retirement Plan and the Stock
     Purchase Plan..........................................................32
Withdrawal Rights...........................................................33
Extension of Tender Period; Termination;
     Amendment..............................................................34
Conditions to Consummation of the Exchange
     Offer..................................................................35
Fees and Expenses...........................................................36

THE SPIN-OFF................................................................38

MARKET PRICES, TRADING AND DIVIDEND
     INFORMATION............................................................39
Limited Common Stock........................................................39
A&F Common Stock............................................................39

CAPITALIZATION..............................................................41

UNAUDITED PRO FORMA CONSOLIDATED
     FINANCIAL STATEMENTS...................................................42
The Limited.................................................................43
Abercrombie & Fitch.........................................................48

MANAGEMENT'S DISCUSSION AND
     ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS OF THE
     LIMITED................................................................51
Financial Summary...........................................................53
Net Sales...................................................................54
Gross Income................................................................55
General, Administrative and Store Operating
     Expenses...............................................................56
Special and Nonrecurring Items..............................................56
Operating Income............................................................57
Interest Expense............................................................57
Other Income................................................................57
Gains in Connection with IPO................................................58
Other Data..................................................................58
Acquisition.................................................................58
Financial Condition.........................................................58
Information Systems and "Year 2000"
     Compliance.............................................................61
Impact of Inflation.........................................................62
Adoption of New Accounting Standards........................................62

MANAGEMENT'S DISCUSSION AND
     ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS OF A&F.......................................63
Financial Summary...........................................................63
Net Sales...................................................................64
Gross Income................................................................64
General, Administrative and Store Operating
     Expenses...............................................................65
Operating Income............................................................65
Interest Expense............................................................65
Financial Condition.........................................................66
Information Systems and "Year 2000"
     Compliance.............................................................67
Impact of Inflation.........................................................67
Adoption of New Accounting Standards........................................68

BUSINESS OF A&F.............................................................69
Business Strengths..........................................................69
Growth Strategy.............................................................70
A&F Stores..................................................................71
Merchandising...............................................................72
Marketing and Promotion.....................................................73
Associates..................................................................74
Sourcing....................................................................74
Central Store Planning......................................................75
Central Real Estate Management..............................................75
Merchandise Distribution....................................................75
Management Information Systems..............................................76
Trademarks and Servicemarks.................................................76
Competition.................................................................77
Properties..................................................................77

BUSINESS OF THE LIMITED.....................................................79

MANAGEMENT OF A&F...........................................................81
Board of Directors..........................................................81

EXECUTIVE COMPENSATION FOR A&F..............................................82

MANAGEMENT OF THE LIMITED...................................................87

EXECUTIVE COMPENSATION FOR THE
     LIMITED................................................................91

SHARES ELIGIBLE FOR FUTURE SALE.............................................95

COMPARISON OF RIGHTS OF HOLDERS OF
     LIMITED COMMON STOCK AND A&F
     COMMON STOCK...........................................................96
Number of Directors.........................................................96
Business Combinations.......................................................96
Authorized Shares of Stock..................................................97
Transactions with Interested Parties........................................97

RELATIONSHIP BETWEEN THE LIMITED AND
     A&F....................................................................98
Services Agreements.........................................................98
Sublease Agreements.........................................................98
Shared Facilities Agreements................................................98
Tax-Separation Agreement....................................................99

CERTAIN FEDERAL INCOME TAX
     CONSEQUENCES..........................................................100

LEGAL MATTERS..............................................................101

EXPERTS....................................................................101

WHERE YOU CAN FIND MORE
     INFORMATION...........................................................102

LIST OF DEFINED TERMS......................................................104

INDEX TO THE CONSOLIDATED FINANCIAL
     STATEMENTS OF THE LIMITED..........................................F(L)-1

INDEX TO THE CONSOLIDATED FINANCIAL
     STATEMENTS OF A&F..................................................F(A)-1

SCHEDULE A -- TRANSACTIONS CONCERNING
     LIMITED COMMON STOCK


                QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q1: Why has The Limited decided to separate A&F from the rest of the company?

A1: For the past several years, we have been reviewing The Limited's organizational structure to better address the management requirements of a large, multi-division, specialty retail company. We have taken a number of significant steps to address these organizational and management issues and to better position The Limited's retail businesses to realize their full potential. At the same time, we have also taken actions intended to maximize stockholder value because we believe that the price of Limited shares has not re flected the inherent value of The Limited's various businesses. To further these objectives, we determined after much consideration that the complete separation of A&F from The Limited would be in the best interests of A&F, The Limited and their respective stockholders. This transaction is intended to allow A&F, which has demonstrated that it has an established brand and a proven and profitable growth strategy, to grow as an independent company. At the same time, the separation of A&F allows The Limited to focus its resources on brands where we can add more value.

Q2: Why did The Limited choose the Exchange Offer as the way to separate A&F?

A2: We chose the Exchange Offer because we believe it is a tax efficient way to distribute value to you, gives you a choice to adjust your investment between The Limited and A&F on a tax-free basis, provides you with the opportunity to receive the Anticipated Premium and is expected to have the effect of increasing The Limited's earnings per share. Furthermore, the Board's decision to invest in The Limited by using A&F shares to repurchase Limited shares demonstrates our confidence in The Limited's future prospects. In deciding to pursue the Exchange Offer, we considered, among other things, the advice of our financial advisors, Goldman, Sachs & Co. and NationsBanc Montgomery Securities.

Q3: What other alternatives did The Limited consider before choosing the Exchange Offer?

A3: We considered two principal alternatives for the separation of A&F from The Limited: the Exchange Offer and a pro rata spin-off. We decided, however, that the spin-off was not the preferred alternative because it would not achieve the objectives described in Answer 2 above other than permitting the separation of A&F from The Limited on a tax-free basis.

Q4:  What is a modified "Dutch auction"?

A4: A modified "Dutch auction" means that you pick the exchange ratio at which you are willing to exchange some or all of your Limited shares for shares of A&F from within the specified range of not more than ___ nor less than ___ of a share of A&F for each share of The Limited.

Q5:  What is the "exchange ratio"?

A5: The exchange ratio represents the number of A&F shares which Limited stockholders will receive for each Limited share tendered in the Exchange Offer.

Q6: How will The Limited decide on the final exchange ratio?

A6: The Limited will select as the final exchange ratio the lowest exchange ratio within the exchange ratio range that would permit the maximum number of the shares of A&F owned by The Limited to be exchanged in the Exchange Offer. The final exchange ratio will apply to all tendering stockholders whose Limited shares are accepted for exchange.

Q7: How do I decide whether to participate in the Exchange Offer?


A7: Whether you should participate in the Exchange Offer depends on many factors. You should consider, among other things, (i) your view of the relative values of a single Limited share and a single A&F share, (ii) the opportunity to receive the Anticipated Premium and (iii) your investment strategy with regard to the two stocks. In addition, you should consider all of the factors described under "Risk Factors" starting at page 17. Neither The Limited nor A&F nor any of their respective directors makes any recommendation as to whether you should tender your Limited shares. You must make your own decision after reading this document and consulting with your advisors based on your own financial position and requirements.


Q8: What is the Anticipated Premium?

A8: Based on the closing trading prices for Limited (NYSE/LSE: LTD) and A&F shares (NYSE: ANF) on ______, 1998, any of the designated exchange ratios wo uld result in a Limited stockholder receiving A&F shares with a market value greater than the market value of the Limited shares tendered for exchange. We cannot, however, predict what the amount of the Anticipated Premium, if any, will be or the prices at which A&F or Limited shares will trade over time.

You can calculate the Anticipated Premium using the following formula:

                   Exchange Ratio x Price of one A&F share
                  -----------------------------------------  - 1
                         Price of one Limited Share

For example: Assume a price of $____ for a Limited share and a price of $____ for an A&F share (the closing trading prices of Limited and A&F shares on __________, 1998). At an exchange ratio of ____ of a share of A&F for each Limited share (the midpoint of the range of exchange ratios), the Anticipated Premium would be approximately ___%. At the minimum exchange ratio of ___, the Anticipated Premium would be approximately ___%. At the maximum exchange ratio of ___, the Anticipated Premium would be approximately ___%.

Q9: Can I participate with only a portion of my Limited shares in the Exchange Offer?

A9: Yes, you may tender some or all of your Limited shares.

Q10: Do I do anything if I want to retain my Limited shares?

A10: No. If you want to retain your Limited shares, you do not need to take any action.

Q11: If I decide to participate in the Exchange Offer, how do I select an appropriate exchange ratio?


A11: In selecting an exchange ratio, you should consider your view of the value of one share of Limited compared to that of one share of A&F, as well as the level of certainty that you desire that your tender will be accepted in the Exchange Offer. The higher your exchange ratio, the lower the likelihood that your shares will be accepted for exchange. In other words, a tender at an exchange ratio greater than the final exchange ratio will not be accepted. Conversely, the lower your exchange ratio, the higher the likelihood that your shares will be accepted for exchange. See "The Exchange Offer--Determining to Participate in the Exchange Offer--Selecting an Exchange Ratio", page 29.


Q12: What happens if I select an exchange ratio higher than the final exchange ratio?

A12: You will not participate in the Exchange Offer and the Limited shares you tendered will be returned to you.

Q13: What happens if I select either the exchange ratio selected by the Dutch Auction procedure or a specific exchange ratio which is equal to or lower than the final exchange ratio?

A13: You will participate in the Exchange Offer at the final exchange ratio, but the actual number of your Limited shares accepted for exchange will depend on whether the Exchange Offer is oversubscribed.

Q14: How can I make sure that I will participate in the Exchange Offer?

A14: To ensure participation in the Exchange Offer, you should check the box marked "Shares Tendered at Exchange Ratio Determined by Dutch Auction" in Box #2 on the Letter of Transmittal indicating that you will accept whatever the final exchange ratio is determined to be. In this case you will participate in the Exchange Offer, but the actual number of your Limited shares accepted for exchange will depend on whether the Exchange Offer is oversubscribed. If the Exchange Offer is oversubscribed, you will participate on a pro rata basis.

Q15: Can I select more than one exchange ratio?

A15: The same shares may not be tendered at more than one exchange ratio. You may, however, tender different portions of your Limited shares at different exchange ratios, but you must complete separate Letters of Transmittal for each exchange ratio selected.

Q16: What is proration?

A16: Proration will occur if the Exchange Offer is oversubscribed; that is, if the number of Limited shares tendered multiplied by the final exchange ratio exceeds the number of A&F shares available for exchange at the final exchange ratio. In this case, all Limited shares that are tendered at or below the final exchange ratio will be accepted for exchange on a pro rata basis at the final exchange ratio.

Q17: Will Leslie Wexner be tendering his Limited shares in the Exchange Offer?


A17: No. Consistent with the goal of completely separating A&F from The Limited, Mr. Wexner has decided not to tender his Limited shares (including shares held by trusts created by Mr. Wexner). Trusts created by Mr. Wexner have disposed of approximately 5.5 million Limited shares since the announcement of the Exchange Offer on February 17, 1998. The decision to dispose of such shares was made by the trustees of the trusts in order to diversify their investments.


Q18:  How do I participate in the Exchange Offer?

A18: Complete and sign the Letter of Transmittal designating the number of Limited shares you wish to tender and either your willingness to accept the final exchange ratio determined by Dutch auction or the specific exchange ratio at which you are tendering. Send it, together with your share certificates and any other documents required by the Letter of Transmittal, by registered mail, return receipt requested, so that it is received by the Exchange Agent at one of the addresses set forth on the back cover of this Offering Circular-Prospectus before the expiration of the Exchange Offer. Do not send your certificates to The Limited, A&F, the Dealer Managers (Goldman, Sachs & Co.), any soliciting dealer or the Information Agent (D.F. King).

Q19: Will participants in The Limited's Dividend Reinvestment Plan be able to participate in the Exchange Offer?

A19: Yes. Each participant in the Dividend Reinvestment Plan may tender some or all of the Limited shares attributable to his or her plan account.

Q20: Will participants in The Limited's Savings and Retirement Plan be able to participate in the Exchange Offer?

A20: Yes. Each participant in the Savings and Retirement Plan may instruct the trustee of the plan to tender some or all of the Limited shares attributable to his or her plan account. Separate forms will be sent to each plan participant for use in directing the trustee.

Q21: Will participants in The Limited's Stock Purchase Plan be able to participate in the Exchange Offer?

A21: Yes. Each participant in the Stock Purchase Plan may instruct the agent for such plan to tender some or all of the Limited shares attributable to his or her plan account. Separate forms will be sent to each plan participant for use in directing the agent.

Q22: My shares are held by my broker. What should I do if I want to participate in the Exchange Offer?

A22: If your shares are held by your broker and are not certificated in your name (i.e., your shares are in "street name"), you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the Letter of Transmittal. If you have not yet received instructions from your broker, please contact your broker directly.

Q23: Can I change my mind after I tender my Limited shares?

A23: Yes. You may withdraw tenders of your shares any time before the expiration of the Exchange Offer. If you change your mind again, you can retender your Limited shares by following the tender procedures again prior to the expiration of the Exchange Offer.


Q24: Are there any conditions to the Limited's obligation to complete the Exchange Offer?

A24: Yes, The Limited's obligation to complete the Exchange Offer is subject to the conditions outlined on page 35. In particular, we will not close the Exchange Offer unless enough Limited shares are tendered so that at least 39,240,000 shares of A&F stock can be distributed to Limited stockholders. We refer to the number of Limited shares that must be tendered to produce this result as the "Trigger Amount". The Limited may waive any or all of the conditions to the Exchange Offer in its reasonable discretion.

Q25: What happens if the number of Limited shares tendered is such that more than 39,240,000 A&F shares, but fewer than 43,600,000 A&F shares, would be exchanged?

A25: A&F shares held by The Limited after completion of the Exchange Offer will be distributed to its stockholders on a pro rata basis. We refer to this distribution as the "Spin-Off". For more details, see "The Spin-Off" on page 38.


Q26: What happens if the number of Limited shares tendered is such that more than 43,600,000 shares of A&F would be exchanged, i.e., the Exchange Offer is oversubscribed?

A26: All Limited shares which are tendered at or below the final exchange ratio will be accepted for exchange on a pro rata basis at the final exchange ratio. Any shares not accepted for exchange will be returned to tendering stockholders.

Q27: When does the Exchange Offer expire?

A27: The Exchange Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on__________, 1998, unless extended. Your instructions and other required documents must be received before then in order to participate in the Exchange Offer.

Q28: When will tendering stockholders know the outcome of the Exchange Offer?

A28: Preliminary results of the Exchange Offer, including any preliminary proration factor, will be announced by press release promptly after the expiration of the Exchange Offer. Announcement of any final proration factor should occur approximately seven business days after the expiration of the Exchange Offer.

Q29: Will I be taxed on the shares of A&F that I receive in the Exchange Offer?

A29: The Limited has received a private letter ruling from the Internal Revenue Service to the effect that the Exchange Offer (and the subsequent Spin-Off, if any) will generally be tax-free to The Limited and its stockholders. The receipt of cash for a fractional A&F share will be taxable as a capital gain or loss if your Limited shares were held as a capital asset. Each stockholder should consult his or her tax advisor as to the particular consequences of the Exchange Offer and Spin-Off to such stockholder.

Q30: What will be the tax basis and holding period of A&F shares I receive in exchange for my Limited shares?

A30: If you tender all of your Limited shares and they are all accepted for exchange, the tax basis in the A&F shares you receive will equal your tax basis in your Limited shares before the exchange.

If you tender fewer than all of your Limited shares or fewer than all of your Limited shares are accepted for exchange, the total tax basis in the Limited and A&F shares that you hold immediately after the exchange will equal your tax basis in your Limited shares before the exchange; however, the basis of the A&F shares you receive will not necessarily equal the basis of the Limited shares that are accepted for exchange. The portion of your total tax basis allocated to the A&F shares you receive in the Exchange Offer will equal your old tax basis in the Limited shares multiplied by a fraction. The fraction will be equal to (i) the aggregate market value of the A&F shares you receive in the Exchange Offer divided by (ii) the market value of the A&F shares received in the Exchange Offer plus the market value of the Limited shares held immediately after the Exchange Offer.

Stated as a formula, the basis in your A&F shares received in the Exchange Offer may be determined as follows:

                                              Market value of A&F
Basis in A&F      Basis in             received in the Exchange Offer
received in       The Limited       ------------------------------------------
the Exchange  =   prior to the  x   Market value             Market value of
Offer             Exchange          of A&F             +     The Limited held
                  Offer             received in the          immediately
                                    Exchange                 after the
                                    Offer                    Exchange Offer.

If additional shares of A&F are received in the Spin-Off, the same calculation must be repeated using the basis in the Limited shares, as determined following the Exchange Offer as the starting point in the calculation.

Your holding period in the A&F shares you receive in the Transactions generally will include your holding period for Limited shares.

Q31: What will be the tax basis in Limited shares that are not exchanged pursuant to the Exchange Offer?

A31: If you tender fewer than all of your Limited shares, or fewer than all of your Limited shares are accepted for exchange, the total tax basis in your remaining Limited shares will equal your total tax basis in Limited shares before the exchange, less the basis allocated to A&F shares as determined under the calculation described in the answer to the preceding question.

Q32: Doesn't A&F have two classes of stock? How will they be affected by the Transactions?

A32: A&F currently has two classes of common stock, Class A, which is publicly held, and Class B, which is all held by The Limited. All Class B shares will be converted into Class A shares prior to the completion of the Exchange Offer. As a result, there will be no Class B shares after the consummation of the Exchange Offer. Accordingly, we have referred to the Class A shares as the A&F shares or the A&F Common Stock in this document.

Q33: What happens to my Limited dividend in light of the Exchange Offer?

A33: If you tender your Limited shares, after the Exchange Offer, you will not receive a Limited dividend for any Limited shares exchanged in the Exchange Offer because you will no longer own such shares. You would continue to receive the regular Limited dividend for your Limited shares that are not exchanged in the Exchange Offer. A&F does not currently pay a dividend on its shares.

Q34: Have other companies pursued such an exchange offer?

A34: Yes. Examples of similar exchange offers include recent transactions involving Lockheed Martin Corporation, Eli Lilly and Company and Viacom International Inc.

Q35: Who should I call if I have questions or want copies of additional documents?

A35: You may call either the Information Agent (1-800-549-6864, toll-free) or the Dealer Managers (1-800-323-5678, toll-free) directly to request additional documents and to ask any questions.



                                     SUMMARY

               This summary highlights selected information from this Offering Circular-Prospectus and may not contain all the information that is important to you. To understand the Exchange Offer fully and for a more complete description of the legal terms of the Exchange Offer, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 102. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.


                                 The Companies

The Limited, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43230
(614) 479-7000

               The Limited is engaged in the purchase, distribution and sale of women's apparel, lingerie, men's apparel, personal care products, children's apparel and a wide variety of sporting goods. The Limited operates an integrated distribution system which supports its retail activities. These activities are conducted under various trade names through the retail stores and catalogue businesses of The Limited. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics. The Limited's women's apparel businesses offer regular and special-sized fashion apparel at various price levels, including shirts, blouses, sweaters, pants, skirts, coats and dresses. In addition, The Limited offers lingerie and accessories, men's apparel, fragrances, bath, personal care products, specialty gift items, children's apparel and a wide variety of sporting goods. The Limited conducts its principal operations through wholly-owned subsidiaries, its 83%-owned subsidiary, Intimate Brands, Inc., and A&F. For more detail on the business of The Limited, see page 79.

Abercrombie & Fitch Co.
Four Limited Parkway East
P.O. Box 182168
Reynoldsburg, Ohio 43068
(614) 577-6500

               Abercrombie & Fitch is engaged in the purchase, distribution and sale of men's and women's casual apparel. A&F's retail activities are conducted through retail stores bearing the Abercrombie & Fitch name. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics. An initial public offering of 8,050,000 shares of A&F's Class A common stock was completed on October 1, 1996 and, as a result, approximately 84% of the outstanding common stock of A&F is owned by The Limited. For more detail on the business of A&F, see page 69.


Background and The Limited's Reasons for the Exchange Offer

               For the past several years, we have been reviewing The
Limited's organizational structure to better address the management requirements of a large, multi-division, specialty retail company. We have taken a number of significant steps to address these organizational and management issues and to better position The Limited's retail businesses to realize their full potential. At the same time, we have also attempted to take actions intended to maximize stockholder value because we believe that the price of Limited shares has not reflected the inherent value of The Limited's various businesses. To further these objectives, we determined after much consideration that the complete separation of A&F from The Limited would be in the best interests of A&F, The Limited and their respective stockholders. The Exchange Offer is intended to allow A&F, which has demonstrated that it has an established brand and a proven and profitable growth strategy, to grow as an independent company. At the same time, the separation of A&F allows The Limited to focus its resources on brands where it can add more value. We chose the Exchange Offer because we believe it is a tax efficient way to distribute value to you, gives you a choice to adjust your investment between The Limited and A&F on a tax-free basis, provides you with the opportunity to receive the Anticipated Premium and is expected to have the effect of increasing The Limited's earnings per share. Furthermore, the Board's decision to invest in The Limited by using A&F shares to repurchase Limited shares demonstrates our confidence in The Limited's future prospects. In deciding to pursue the Exchange Offer, we considered, among other things, the advice of our financial advisors, Goldman, Sachs & Co. and NationsBanc Montgomery Securities

               To review the reasons for the Exchange Offer in greater detail, see page 20.

The Exchange Offer Generally

            Effects of the Exchange Offer

               Limited stockholders will be affected by the Exchange Offer regardless of whether they tender their Limited shares in the Exchange Offer. Stockholders who tender all their Limited shares will, if all such shares are accepted for exchange, no longer have an ownership interest in The Limited and will no longer participate in any change in the value of The Limited. Stockholders who exchange some, but not all, of their Limited shares in the Exchange Offer will have a diminished ownership interest in The Limited and an increased ownership interest in A&F. Stockholders who do not tender any of their Limited shares will receive shares of A&F only as a result of the Spin-Off, and will continue to have an ownership interest in The Limited, which ownership interest will have increased on a percentage basis as a result of the Exchange Offer.

            The Position of The Limited and A&F on the Exchange Offer

               Neither The Limited nor A&F nor any of their respective directors makes any recommendation as to whether you should tender your Limited shares. Among the factors which you should consider when deciding whether to tender your Limited shares are (i) your view of the relative value of a single share of The Limited and A&F, (ii) the opportunity to receive the Anticipated Premium and (iii) your investment strategy with regard to the two stocks.
Based on the New York Stock Exchange closing trading prices of A&F and Limited shares on _________, 1998, the Anticipated Premium would be approximately ___% using the minimum exchange ratio and approximately ___% using the maximum exchange ratio. We cannot, however, predict what the amount of the Anticipated Premium will be or whether in fact there will be a premium at the expiration of the Exchange Offer or the prices at which A&F or Limited shares will trade over time. You must make your own decision as to whether to tender, and, if so, how many shares and at what exchange ratio to tender after reading this Offering Circular-Prospectus and consulting with your advisors based on your own financial position and requirements. We urge you to read this document very carefully.

            No Appraisal Rights

               No appraisal rights are available to stockholders of The Limited in connection with the Exchange Offer or the Spin-Off.

            Certain Federal Income Taxes (See page 100)

               The Limited has received a private letter ruling from the Internal Revenue Service to the effect that the Exchange Offer (and the subsequent Spin-Off, if any) generally will be tax-free to The Limited and its stockholders. The receipt of cash for a fractional A&F share will be taxable as a capital gain or loss if the Limited shares tendered were held as a capital asset. Each stockholder should consult his or her tax advisor as to the particular consequences of the Exchange Offer and Spin-Off to such stockholder.

The Exchange Offer

            Terms of the Exchange Offer (See page 24)

               The Limited is offering to exchange up to 43,600,000 A&F shares for Limited shares at an exchange ratio not greater than ___ nor less than ___ of a share of A&F for each share of The Limited. The Exchange Offer will be conducted as a modified "Dutch auction" which means that you pick the exchange ratio at which you are willing to exchange some or all of your Limited shares for shares of A&F from within the specified range. Whether, and to what extent, your Limited shares will be accepted for exchange will depend on how your exchange ratio compares to the exchange ratios selected by other tendering stockholders. So, a "Dutch auction" is basically a competitive bid between you and other Limited stockholders. Your exchange ratio must be within the range set by The Limited. If you wish to maximize the chance that your Limited shares will be exchanged for A&F shares, you may check the box marked "Shares Tendered at Exchange Ratio Determined by Dutch Auction" in Box #2 on the Letter of Transmittal indicating that you will accept whatever the final exchange ratio is determined to be. Limited shares tendered at exchange ratios above the final exchange ratio will not be accepted for exchange.

               After the expiration of the Exchange Offer, The Limited will select as the final exchange ratio the lowest exchange ratio within the exchange ratio range which would permit the maximum number of the shares of A&F owned by The Limited to be exchanged in the Exchange Offer.

               All Limited shares properly tendered and not withdrawn, at exchange ratios at or below the final exchange ratio will be exchanged at the final exchange ratio, on the terms and subject to the conditions of the
Exchange Offer, including the proration provisions.   Any Limited shares not
accepted for exchange will be returned to stockholders promptly following the expiration of the Exchange Offer.

            Expiration Date; Extension; Termination (See page 34)

               The Exchange Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on ________, 1998, unless extended. You must tender your Limited shares prior to such expiration date if you wish to participate in the offer. The Exchange Offer may also terminate or be terminable in certain circumstances.

            Withdrawal Rights (See page 33)

               You may withdraw tenders of Limited shares any time before the expiration of the Exchange Offer. If you change your mind again, you may retender your Limited shares by following the tender procedures again prior to the expiration of the Exchange Offer.

            Conditions of the Exchange Offer (See page 35)

               The Exchange Offer is subject to certain conditions, including that enough Limited shares are tendered so that at least 90%, or 39,240,000 shares, of A&F owned by The Limited can be exchanged.

            Procedures for Tendering (See pages 29 and 32)

               Complete and sign the Letter of Transmittal designating the number of Limited shares you wish to tender and either your willingness to accept the exchange ratio selected by the Dutch auction, or the specific exchange ratio at which you are tendering. Send it, together with your share certificates and any other documents required by the Letter of Transmittal, by registered mail, return receipt requested, so that it is received by the Exchange Agent at one of the addresses set forth on the back cover of this Offering Circular-Prospectus before the expiration of the Exchange Offer. You may also comply with the procedures for guaranteed delivery. Do not send your certificates to The Limited, A&F, the Dealer Managers (Goldman, Sachs & Co.), any Soliciting Dealer or the Information Agent (D.F. King). If your shares are held by your broker and are not certificated in your name (i.e., your shares are in "street name"), you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the Letter of Transmittal. If you have not yet received instructions from your broker, please contact your broker directly. Certain financial institutions may also effect tenders by book-entry transfer through the book-entry transfer facility.

               If you are a participant in The Limited's Savings and Retirement Plan or Stock Purchase Plan you will receive separate forms to be used to tender Limited shares held in your accounts under the relevant plan. You may not use the Letter of Transmittal to tender shares held under either plan.

Proration

               If the number of Limited shares tendered is such that more than 43,600,000 shares of A&F would be exchanged for those Limited shares, The Limited will accept all Limited shares that are validly tendered at or below the final exchange ratio on a pro rata basis. The preliminary proration factor will be announced by press release promptly after the expiration of the Exchange Offer. Announcement of any final proration factor should occur approximately seven business days after the expiration date.

No Fractional Shares

               No fractional shares of A&F will be distributed. The Exchange Agent, acting as your agent, will aggregate any fractional shares and sell them for your accounts. Any proceeds realized by the Exchange Agent on the sale of fractional shares will be distributed on a pro rata basis, net of commissions.

The Exchange Agent

               First Chicago Trust Company of New York is serving as the Exchange Agent in connection with the Exchange Offer.

The Information Agent

               D.F. King & Co., Inc. is serving as the Information Agent in connection with the Exchange Offer. D.F. King's telephone number is (800) 594-6864.

The Dealer Managers

               Goldman, Sachs & Co. is serving as the Dealer Managers for the Exchange Offer. Goldman Sachs' telephone number is (800) 323-5678.

The Spin-Off (See page 38)

               If the number of Limited shares tendered is such that fewer than 43,600,000 A&F shares would be exchanged for Limited shares, The Limited will accept all shares tendered at or below the final exchange ratio, and promptly after the completion of the Exchange Offer, will distribute its remaining A&F shares to its then remaining stockholders on a pro rata basis.

Comparative Per Share Market Price Information (See page 39)

               Limited shares and A&F shares are listed and traded on the New York Stock Exchange. On February 17, 1998, the last trading day before announcement of the Exchange Offer, the closing sale price per Limited share on the NYSE was $31 1/2, and the closing sale price per A&F share on the NYSE was $37 1/8. On _______, 1998, the last trading day before the start of the Exchange Offer, the closing sale price per Limited share and the closing sale price per A&F share on the NYSE was $_____ and $____, respectively.


                          Comparative Per Share Data

               The following table summarizes the per share information for The Limited and A&F on an historical, pro forma and dividends-paid basis.

               The Limited unaudited pro forma per share information gives effect to the following transactions and events: (1) the split-off of A&F from The Limited's consolidated financial statements -- the consolidated financial statements of A&F will no longer be included in The Limited's consolidated financial statements and The Limited's outstanding common stock will be reduced by the number of shares of Limited Common Stock exchanged in the Exchange Offer; (2) the elimination of A&F minority interest in The Limited's consolidated financial statements and (3) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited with the remainder being paid in cash. The pro forma per share information assumes that these transactions occurred on February 2, 1997.

               The A&F unaudited pro forma per share information gives effect to the following transactions and events: (1) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited with the remainder being paid in cash and (2) the elimination of interest expense from the A&F statement of income due to the repayment of its $50 million obligation to The Limited. The pro forma per share information assumes that these transactions occurred on February 2, 1997.

               This data has been derived from and should be read in conjunction with the audited consolidated financial statements (and the related notes) of each of The Limited and A&F for the three years ended January 31, 1998 included herein and other information that The Limited and A&F have filed with the Securities and Exchange Commission (the "SEC"). See "Where You Can Find More Information" on page 102 and the "Unaudited Pro Forma Consolidated Financial Statements" on page 42.

                                                                               Fiscal year ended
                                                -------------------------------------------------------------------------------
                                                January 29,      January 28,      February 3,      February 1,      January 31,
                                                   1994              1995           1996 (1)           1997             1998
                                                -----------      -----------   -----------------   -----------      -----------
Per share information - The Limited:

      Net income per basic share                    $1.09             $1.25            $2.69            $1.55            $0.80
      Net income per diluted share                  $1.08             $1.25            $2.68            $1.54            $0.79
      Pro forma net income per basic share                                                                                *
 Pro forma net income per diluted share (2)                                                                               *
      Dividends per share                           $0.36             $0.36            $0.40            $0.40            $0.48

Per share information - A&F
      Net income per basic share                   $(0.06)            $0.19            $0.33            $0.54            $0.95
      Net income per diluted share                 $(0.06)            $0.19            $0.33            $0.54            $0.94
      Pro forma net income per basic share                                                                               $0.97
     Pro forma net income per diluted share                                                                              $0.96
      Dividends per share (3)

---------------
(1)   Fifty-three week year.

(2) The pro forma net income per share is based upon the pro forma weighted average number of common and potentially issuable common shares outstanding of The Limited after the Exchange Offer.

(3) No dividends have been paid to shareholders of A&F Common Stock.

  * Indicates calculations to be completed upon determination of the Exchange Ratio Range.


         Summary Historical Consolidated Financial Data of The Limited

      The following table contains certain summary historical consolidated financial data of The Limited. This data has been derived from and should be read in conjunction with the audited consolidated financial statements (and the related notes) of The Limited for the three years ended January 31, 1998 included herein and other information that The Limited has filed with the SEC. See "Where You Can Find More Information" on page 102.


                               The Limited, Inc.
                (in thousands, except per share and ratio data)

                                                                                 Fiscal year ended
                                                    -------------------------------------------------------------------------
                                                    January 29,    January 28,   February 3,      February 1,   January 31,
                                                      1994(1)         1995      1996(1)(2)(3)        1997          1998
                                                    -----------    -----------  -------------   -------------- --------------
Summary of Operations:

Net sales .......................................   $ 7,245,088    $ 7,320,792   $ 7,881,437    $ 8,644,791    $ 9,188,804
Operating income ................................   $   701,556(4) $   798,989   $   613,349(5) $   636,067(6) $   480,099(8)
Gain in connection with initial public offerings           --            --      $   649,467    $   118,178    $     8,606
Net income ......................................   $   390,999    $   448,343   $   961,511    $   434,208    $   217,390
Net income, excluding gains in connection
 with initial public offerings(7) ...............   $   390,999    $   448,343   $   312,044    $   316,030    $   211,784
Pro forma net income ............................          --            --                                    $   174,558
Net income per basic  share .....................   $      1.09    $      1.25   $      2.69    $      1.55    $      0.80
Net income per diluted share ....................   $      1.08    $      1.25   $      2.68    $      1.54    $      0.79
Net income per diluted share, excluding
 gains in connection with initial public
 offerings ......................................   $      1.08    $      1.25   $      0.87    $      1.12    $      0.77
Pro forma net income per basic  share ...........                                                                       *
Pro forma net income per diluted share ..........                                                                       *
Dividends per share .............................   $      0.36    $      0.36   $      0.40    $      0.40    $      0.48
Basic weighted average shares outstanding .......       360,225        357,703       357,592        280,699        271,898
Diluted weighted average shares
 outstanding ....................................       363,234        358,601       358,371        282,053        274,483
Pro forma basic weighted average shares
 outstanding ....................................                                                                       *
Pro forma diluted weighted average shares
 outstanding ....................................                                                                       *
Ratio of earnings to fixed charges ..............         3.53x          3.76x         5.01x          3.30x          2.44x

Condensed Consolidated Balance Sheets:

Assets:
 Total current assets ...........................   $ 2,220,625    $ 2,547,666   $ 2,834,311    $ 1,545,097    $ 2,031,151
 Total assets ...................................   $ 4,135,105    $ 4,570,077   $ 5,266,563    $ 4,120,002    $ 4,300,761
 Total assets less intangible assets ............   $ 4,005,171    $ 4,445,720   $ 5,116,865    $ 3,991,836    $ 4,172,381
Liabilities and shareholders' equity:
 Total current liabilities ......................   $   707,444    $   797,555   $   815,351    $   906,893    $ 1,093,412
 Long-term debt .................................   $   650,000    $   650,000   $   650,000    $   650,000    $   650,000
 Total liabilities ..............................   $ 1,693,812    $ 1,809,121   $ 2,065,522    $ 2,197,420    $ 2,255,804
 Shareholders' equity ...........................   $ 2,441,293    $ 2,760,956   $ 3,201,041    $ 1,922,582    $ 2,044,957
 Book value per share outstanding at end
   of period ....................................   $      6.82    $      7.72   $      9.01    $      7.09    $      7.50
 Shares outstanding at end of period ............       357,801        357,604       355,366        271,071        272,800

---------------
(1) Includes the results of companies disposed of up to the disposition date. Effective August 31, 1993 The Limited sold 60% of its interest in its Brylane mail order business and effective January 31, 1996 The Limited sold 60% of its interest in World Financial Network National Bank.

(2) Includes the results of Galyan's subsequent to the July 2, 1995 acquisition date.

(3) Fifty-three week year.

(4) Includes a pretax gain of $203 million for the sale of a 60% interest in The Limited's Brylane mail order business offset by a $200 million charge for the remodeling, downsizing and closing of retail stores, as well as a write-down in the carrying value of certain fixed and intangible assets.

(5) Includes pretax gain of $73 million for the sale of a 60% interest in World Financial Network National Bank, a credit card bank formerly wholly-owned by The Limited, partially offset by $72 million of special and nonrecurring charges representing write-downs to net realizable value of certain assets and accelerated closing and downsizing of retail stores.

(6) Includes a $12 million special and nonrecurring charge in connection with the sale of The Limited's Penhaligon's business.

(7) In 1995, The Limited recognized a $649.5 million gain resulting from the initial public offering (IPO) of 16.9% of the stock of Intimate Brands, Inc. In 1996, The Limited recognized a $118.2 million gain from the initial public offering of a 15.8% interest in Abercrombie & Fitch. In 1997, The Limited recognized a $8.6 million gain on the initial public offering of Brylane, Inc.

(8) Includes $213 million in special and nonrecurring charges comprised of the following:

      o $68 million in charges for the closing of the 118-store Cacique business effective January 31, 1998.

      o $82 million in charges related to streamlining the Henri Bendel business.

      o $86 million of impaired asset charges, related principally to the women's apparel businesses.

      o A $28 million provision for closing and downsizing approximately 80 oversized stores and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.

      o These charges were partially offset by a third quarter net gain of $62.8 million related principally to The Limited's sale of approximately one-half of its investment in Brylane, Inc.

   In addition, The Limited recognized a $13 million cost of sales charge in the fourth quarter for inventory liquidation at Henri Bendel.

* Indicates calculations to be completed upon determination of the Exchange Ratio Range.


      Summary Unaudited Pro Forma Condensed Consolidated Financial Data of
                                  The Limited


                The following unaudited pro forma information is provided to you to aid in your analysis of the financial aspects of the Transactions.
This information was derived from the audited consolidated financial statements of The Limited for the fiscal year ended January 31, 1998 included herein. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of The Limited that are included herein, other information that The Limited has filed with the SEC and the more detailed pro forma financial information included elsewhere in this document. See "Where You Can Find More Information" on page 102 and "Unaudited Pro Forma Consolidated Financial Statements" on page 42.

               The Limited Unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (1) the split-off of A&F from The Limited's consolidated financial statements -- the consolidated financial statements of A&F will no longer be included in The Limited's consolidated financial statements and The Limited's outstanding common stock will be reduced by the number of shares of Limited Common Stock exchanged in the Exchange Offer, (2) the elimination of A&F minority interest in The Limited's consolidated financial statements and (3) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited and a cash payment. The Pro Forma Consolidated Statement of Income Data assumes that these transactions occurred on February 2, 1997 and the Pro Forma Consolidated Balance Sheet Data assumes that these transactions and certain dated actions occurred on January 31, 1998.

               This information is presented to show you what The Limited might have looked like if the Transactions had occurred at the times outlined above. You should not rely on the pro forma information as being indicative of the historical results that would have been achieved or the future results that The Limited will experience after the Transactions.



                                The Limited
                   (in thousands, except per share data)


Fiscal year ended
                                                             January 31, 1998
                                                             -----------------
Pro Forma Consolidated Statement of Income Data:
Net sales.................................................       $ 8,667,187
Gross income..............................................         2,616,897
Operating income(1).......................................           395,974
Income before income taxes................................           323,908
Net income................................................           174,558
 Basic net income per share...............................                 *
Diluted net income per share(2)...........................                 *
 Diluted net income per share, excluding gains
      in connection with initial public offerings(2)......
                                                                           *
Pro Forma Consolidated Balance Sheet Data:
Current assets............................................       $ 1,947,189
Total assets..............................................         4,142,523
Current liabilities.......................................         1,026,450
Long-term debt............................................           650,000
Shareholders' equity......................................         1,969,876

---------------
(1) Includes $213 million in special and nonrecurring charges related to: (i) the closure of the Cacique business, (ii) the streamlining of Henri Bendel, (iii) closing and downsizing of certain store locations and write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores and (iv) impairment of assets, principally related to stores, all of which were offset in part by a $62.8 million pretax gain from special and nonrecurring items in the third quarter of 1997, principally due to the net gain from the sale of Brylane, Inc. stock
    (an equity investment).

    In addition, The Limited recognized a $13 million cost of sales charge in the fourth quarter for inventory liquidation at Henri Bendel.

(2) The pro forma net income per share is based upon the pro forma weighted average number of common and potentially issuable shares outstanding of The Limited after the Exchange Offer.

* Indicates calculations to be completed upon determination of the Exchange Ratio Range.


             Summary Historical Consolidated Financial Data of A&F


               The following table contains certain summary historical consolidated financial data of A&F. This data has been derived from and should be read in conjunction with the audited consolidated financial statements (and the related notes) of A&F for the three years ended January 31, 1998 included herein, other information that A&F has filed with the SEC and the more detailed pro forma financial information included elsewhere in this document. See "Where You Can Find More Information" on page 102 and "Unaudited Pro Forma Consolidated Financial Statements" on page 42.



                          Abercrombie & Fitch Co.
                   (in thousands, except per share data)


                                                                            Fiscal year ended
                                                --------------------------------------------------------------------------
                                                January 29,     January 28,     February 3,     February 1,    January 31,
                                                    1994            1995          1996(1)          1997           1998
                                                -----------     ----------- -----------------   -----------    -----------
Summary of Operations:

Net sales...................................     $  110,952      $  165,463      $  235,659      $  335,372     $  521,617
Operating income (loss).....................     $   (4,064)     $   13,751      $   23,798      $   45,993     $   84,125
Net income (loss)...........................     $   (2,464)     $    8,251      $   14,298      $   24,674     $   48,322
Pro forma net income........................                                                                    $   49,837
Basic net income (loss) per share...........     $    (0.06)     $     0.19      $     0.33      $     0.54     $     0.95
Diluted net income (loss) per share.........     $    (0.06)     $     0.19      $     0.33      $     0.54     $     0.94
Pro forma basic net income per share........                                                                    $     0.97
Pro forma diluted net income per share......                                                                    $     0.96
Dividends per share(2)
Basic weighted average shares outstanding...         43,000          43,000          43,000          45,749         51,011
Diluted weighted average shares outstanding.         43,000          43,000          43,000          45,760         51,478
Pro forma basic weighted average shares
 outstanding................................                                                                        51,611
Pro forma diluted weighted average shares
 outstanding................................                                                                        52,078

Condensed Consolidated Balance Sheets:

Assets:
 Total current assets.......................     $   15,602      $   23,106      $   38,856      $   44,878     $  108,962
 Total assets...............................     $   48,882      $   58,018      $   87,693      $  105,761     $  183,238
 Total assets less intangible assets........     $   48,794      $   57,950      $   87,645      $  105,733     $  183,230
Liabilities and shareholders' equity
 Total current liabilities..................     $   10,673      $   18,224      $  109,796      $   43,590     $   66,962
 Long-term debt.............................             --              --              --      $   50,000     $   50,000
 Total liabilities..........................     $   94,223      $   95,088      $  110,315      $   94,523     $  124,463
 Shareholders' equity (deficit).............     $  (45,341)     $  (37,070)     $  (22,622)     $   11,238     $   58,775
 Book value per share outstanding at end of
   period...................................     $    (1.05)     $    (0.86)     $    (0.53)     $     0.22     $     1.15
 Shares outstanding at end of period........         43,000          43,000          43,000          51,050         51,009

---------------
(1) Fifty-three week year.

(2) No dividends have been paid to shareholders of A&F Common Stock


   Summary Unaudited Pro Forma Condensed Consolidated Financial Data of A&F


                The following unaudited pro forma information is provided to you to aid in your analysis of the financial aspects of the Transactions.
This information was derived from the audited consolidated financial statements of A&F for the fiscal year ended January 31, 1998 included herein. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of A&F contained herein and the more detailed pro forma financial information included elsewhere in this document. See "Where You Can Find More Information" on page 102 and "Unaudited Pro Forma Consolidated Financial Statements" on page 42.

               The A&F Unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (1) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited and the remainder paid in cash and
(2) the elimination of interest expense from the A&F statement of income due to the repayment of its debt obligation to The Limited. The Pro Forma Consolidated Statement of Income Data assumes that these transactions occurred on February 2, 1997, and the Pro Forma Consolidated Balance Sheet Data assumes that these transactions occurred on January 31, 1998.

               This information is presented to show you what A&F might have looked like if the Transactions had occurred at the times outlined above. You should not rely on the pro forma information as being indicative of the historical results that would have been achieved or the future results that A&F will experience after the Transactions.


                          Abercrombie & Fitch Co.
                   (in thousands, except per share data)


                                                          Fiscal year ended
                                                          January 31, 1998
                                                          -----------------
Pro Forma Consolidated Statement of Income Data:
Net sales............................................          $  521,617
Gross income.........................................             201,080
Operating income.....................................              84,125
Income before income taxes...........................              83,067
Net income...........................................              49,837
 Basic net income per share..........................                0.97
Diluted net income per share.........................                0.96
Pro Forma Consolidated Balance Sheet Data:
Current assets.......................................          $   83,962
Total assets.........................................             158,238
Current liabilities..................................              66,962
Long-term debt.......................................                 --
Shareholders' equity.................................              83,775


                                 RISK FACTORS


               In considering whether or not to tender shares of Limited Common Stock pursuant to the Exchange Offer, you should consider carefully all of the information set forth or incorporated in this Offering Circular-Prospectus and, in particular, the following risk factors. In addition, for a discussion of certain additional uncertainties associated with (i) the businesses of The Limited and A&F, as well as (ii) forward-looking statements in this Offering Circular-Prospectus, please see "Forward-Looking Statements May Prove Inaccurate" on page 23.


Risk Factors Regarding A&F

        Termination of Subsidiary Relationship With The Limited

               As a subsidiary of The Limited, A&F has been able to benefit from The Limited's financial strength, extensive network of business relationships with companies and government contacts around the world. A&F has drawn on this resource in developing its own contacts and relationships. After completion of the Exchange Offer and the Spin-Off, if any (collectively, the "Transactions"), A&F will be a stand-alone company and thus will no longer be able to benefit from The Limited's relationships to the same extent that it could as a majority-owned subsidiary of The Limited. Although The Limited and A&F will enter into certain intercompany agreements in connection with the Transactions pursuant to which The Limited will continue to provide certain services to A&F, such agreements will be of short duration (generally one year) and will require A&F to begin promptly to replace services currently being provided by The Limited. There can be no assurance that A&F will be able to replace such services on terms at least as favorable as those negotiated with The Limited or that the termination of The Limited's relationship with A&F will not adversely affect A&F.

        Competition With The Limited

               The Limited is one of the largest specialty retailers in the United States. The Limited is not restricted in any manner from competing with A&F and currently markets merchandise similar to that sold by A&F through certain of its other subsidiaries. Although The Limited was permitted to--and did--compete with A&F prior to the consummation of the Transactions, this competition may increase once The Limited no longer holds an equity interest in A&F. There can be no assurance that The Limited will not expand, through development of new lines of products or businesses, acquisition or otherwise, its operations that compete with A&F.

        Dependence on Key Personnel

               A&F believes that it has benefitted substantially from the leadership of Leslie H. Wexner, Chairman, President and Chief Executive Officer of The Limited and Chairman of the Board of A&F, and Michael S. Jeffries, President and Chief Executive Officer of A&F. Mr. Wexner's service with A&F will terminate after the consummation of the Exchange Offer. In addition, the loss of any of the services of Mr. Jeffries could have a material adverse effect on A&F's business and prospects.

        Market Uncertainties With Respect to A&F Common Stock

               The Transactions will increase the number of publicly held shares of A&F Common Stock and the number of A&F stockholders. If significant numbers of holders of Limited Common Stock who receive shares of A&F Common Stock pursuant to the Transactions sell A&F Common Stock shortly after the Transactions, the market price for A&F Common Stock could be adversely affected.

        No Assurance That Growth May Be Sustained

               A&F has grown rapidly over the past several years. A&F's future growth prospects are dependent upon a number of factors, including, among other things, the availability of suitable store locations, the ability to develop new merchandise and the ability to hire and train qualified associates. There is no assurance that A&F will be able to continue to grow profitably or at rates consistent with the recent past.

        Seasonality

               A&F experiences seasonal fluctuations in its net sales and net income, with a disproportional amount of A&F's net sales and a majority of its net income typically realized during the fourth quarter. Net sales and net income are generally weakest during the first quarter. A&F's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings and the net sales contributed by new stores, merchandise mix and the timing and level of markdowns. The Limited also experiences similar seasonal fluctuations and is therefore subject to similar risks.

        Company Results of Operations Subject to Variable Influences; Intense Competition

               A&F's business is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. A&F is also subject to fashion trends affecting the desirability of its merchandise. In addition, A&F competes with a broad range of other retailers, including The Limited and its other subsidiaries, some of which have greater financial resources than A&F. A&F's future performance will be subject to such factors, which are beyond its control. There can be no assurance that such factors would not have a material adverse effect on A&F's results of operations. The Limited's business is also subject to these influences.

        Reliance on Foreign Sources of Production

               In 1997, approximately 39% of A&F's merchandise was sourced from independent foreign factories located primarily in the Far East. A&F has no long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States from countries in that region. A&F competes with other companies, including The Limited and its other subsidiaries, for production facilities and import quota capacity. A&F's business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. A&F's future performance will be subject to such factors, which are beyond its control, and although a diverse domestic and international market exists for the kinds of merchandise sourced by A&F, there can be no assurance that such factors would not have a material adverse effect on A&F's results of operations. The Limited faces similar risks with respect to its foreign sources of production. The Limited and A&F believe that alternative sources of supply should be available in the event of a supply disruption in one or more regions of the world. However, neither The Limited nor A&F believes that, under current circumstances, entering into committed alternative supply arrangements is warranted, and there can be no assurance that alternative sources would in fact be available at any particular time.

        Anti-Takeover Provisions


               A&F's Certificate of Incorporation and Bylaws contain a number of provisions that could impede a merger, consolidation, takeover or other business combination involving A&F or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of A&F. Those provisions include (i) a requirement that a vote of the holders of at least
75% of the common stock of A&F held by stockholders, other than any person or entity owning 5% or more of the common stock of A&F, is required to effect a merger or consolidation with such person or entity, a sale of all or substantially all of the assets of A&F to such person or entity and certain other control transactions (unless such transaction shall have been approved by a majority of Continuing Directors (as defined in A&F's Certificate of Incorporation)); (ii) a classified board; and (iii) a requirement that certain provisions of A&F's Certificate of Incorporation and Bylaws may be amended, and directors may be removed, only with the approval of the holders of at least 75% of the outstanding common stock of A&F. See "Comparison of the Rights of Holders of Limited Common Stock and A&F Common Stock" on page 96.


Risk Factor Regarding the Anticipated Premium

               The amount of the Anticipated Premium to be received by Limited stockholders participating in the Exchange Offer will depend on the prices for shares of Limited Common Stock and A&F Common Stock and the Final Exchange Ratio. While The Limited anticipates that its stockholders will receive A&F Common Stock having a market value greater than the recent market value of the Limited Common Stock being tendered, The Limited cannot predict what the amount of the Anticipated Premium will be or whether in fact there will be a premium at the end of the Exchange Offer or the prices at which shares of A&F Common Stock or Limited Common Stock will trade over time. Accordingly, there can be no assurance as to the amount, if any, of the Anticipated Premium.

Risk Factor Regarding The Limited


               A&F is one of The Limited's fastest growing retail businesses, and the separation of A&F from The Limited may adversely affect The Limited's overall future growth rate. However, for the reasons set forth in "The Transactions--Background and Purpose" on page 20, the Board of Directors of The Limited believes that the Transactions are in the best interests of The Limited, A&F and their respective stockholders.



                             THE TRANSACTIONS

Background and Purpose

               For the past several years, The Limited's Board of Directors and senior management have been engaged in a comprehensive review of The Limited's organizational structure in order to better address the management requirements of a large, multi-division, specialty retail company. In their review, the Board and management sought to address various issues which have arisen as a result of the substantial growth experienced by The Limited. In particular, the Board and management concluded that (i) certain of The Limited's businesses would benefit from separate management and ownership structures, thereby providing greater incentives to divisional management and greater accountability to public investors, and (ii) divesting or closing certain operations would create a more focused and stronger specialty retail enterprise. In addition, the Board and management believe that the price of Limited Common Stock has not reflected the inherent value of The Limited's various businesses because of the differing characteristics of the businesses in which The Limited is engaged and, at the same time, has evaluated numerous alternatives intended to maximize stockholder value.

               To further these objectives, The Limited has taken a number of significant actions during the last three years:


              (i) The 1995 initial public offering of common stock of Intimate Brands, Inc. ("Intimate Brands"), which consisted of The Limited's Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon businesses (the "Intimate Brands IPO"). The Intimate Brands IPO resulted in proceeds of approximately $649 million (net of underwriting fees, commissions and discounts and all other expenses related to the offering). Pursuant to the Intimate Brands IPO, The Limited retained approximately 83% of the economic interests in, and approximately 94% of the total voting power of, Intimate Brands.


             (ii) The 1995 sale of a 60% interest in World Financial Network National Bank ("WFN"), The Limited's credit card bank, to an affiliate of Welsh, Carson, Anderson and Stowe VII, L.P. ("WCAS") for approximately $165 million in cash (the "WFN Sale").

            (iii) The securitization (the "Receivables Securitization") of approximately $1.3 billion of credit card accounts receivable owned by WFN. The Receivables Securitization was consummated in January 1996 and resulted in net proceeds of approximately $1.2 billion.


             (iv) A distribution of cash made available as a result of the foregoing transactions in The Limited's March 1996 $1.6 billion issuer tender offer (the "Limited Self Tender").


              (v) The 1996 initial public offering (the "A&F IPO") of 8,050,000 shares of the Class A common stock, par value $.01 per share, of A&F (the "A&F Common Stock"). The A&F IPO resulted in proceeds of approximately $118 million (net of underwriting fees, commissions and discounts and all other expenses related to the offering). Pursuant to the A&F IPO, The Limited retained approximately 84% of the economic interests in, and approximately 94% of the total voting power of, A&F.


             (vi) The 1997 public offering of a significant portion of The Limited's interest in Brylane, Inc. ("Brylane"), the catalogue operations of The Limited's Lerner and Lane Bryant retail businesses, and the 1998 sale of The Limited's remaining interest in Brylane for approximately $131 million. These actions follow the 1993 sale by The Limited of 60% of its interest in Brylane to an affiliate of Freeman, Spogli, L.P.


            (vii) The 1997 sales of The Limited's interests in (x) the Newport Office Tower in Jersey City, New Jersey to TrizecHahn Office Properties for approximately $159 million and (y) The Mall at Tuttle Crossing in Columbus, Ohio to a unit of Taubman Centers Inc. for approximately $76 million.

          (viii) The 1997 sale of Intimate Brands' Penhaligon's business and the January 1998 closure of Intimate Brands' Cacique business.

            (ix) The January 1998 decision that The Limited's Henri Bendel business would become a single store concept, with the closure of all Henri Bendel locations other than its New York City store.

               Beginning in the second half of 1997, the Board of Directors, with the assistance of its financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and NationsBanc Montgomery Securities ("NMSI"), and its legal advisors, began an analysis of various alternatives with respect to The Limited's remaining interest in A&F. This analysis resulted from both The Limited's ongoing consideration of strategic alternatives as well as a desire on the part of A&F to adopt compensation practices different from those of The Limited. In January 1998, The Limited's Board approved the separation of A&F from The Limited. This decision was based on several factors. First, the Board of Directors concluded that A&F's continued success required that A&F adopt compensation practices different from those of The Limited and that, absent a separation, A&F's practices would materially interfere with The Limited's management of its other businesses. Second, The Limited determined that its continued ownership of A&F, including The Limited's need to evaluate strategic decisions on an overall basis, might inhibit A&F's ability to maximize its potential. Finally, The Limited determined that the distribution of A&F would further the various objectives outlined above and that the complete separation of A&F from The Limited would be in the best interests of A&F, The Limited and their respective stockholders. The Transactions are intended to allow A&F, which has demonstrated that it has an established brand and a proven and profitable growth strategy, to grow as an independent company. At the same time, the separation of A&F allows The Limited to focus its resources on brands where it can add more value.


               As part of its analysis of a separation of A&F, the Board, in consultation with its financial advisors, Goldman Sachs and NMSI, and its legal advisors, considered two alternative methods of disposing of The Limited's holdings in A&F: a spin-off and the Transactions. The Board determined to pursue the Transactions because, in its view, the Transactions were superior to the other alternative. In reaching this determination, the Board (i) believed that the Transactions address the business goals discussed above, (ii) considered the Transactions to be a tax efficient way to distribute value to The Limited's stockholders, (iii) recognized that the Exchange Offer (as opposed to a spin-off of A&F Common Stock) would give Limited stockholders a choice to adjust their investment between The Limited and A&F based on individual financial considerations on a tax-free basis, (iv) believed that the Transactions would provide the stockholders of The Limited with the opportunity to receive the Anticipated Premium, (v) believed that the Exchange Offer, which is effectively a repurchase of Limited Common Stock using A&F Common Stock as the currency for the repurchase and an investment in The Limited's future prospects, demonstrates the confidence of the Board of Directors in The Limited and (vi) recognized that the Exchange Offer is expected to have the effect of increasing earnings per share of Limited Common Stock outstanding after consummation of the Exchange Offer. These were the material factors considered by the Board of Directors of The Limited. A sale of A&F through a negotiated transaction and through a public offering were also proposed as alternative transactions. However, the Board of Directors of The Limited elected not to pursue either alternative, principally because the tax consequences of either transfer would have been adverse to The Limited's stockholders. In view of the range of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Board of Directors of The Limited did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Board may have given different weight to different factors.

               Mr. Leslie H. Wexner, Chairman, Chief Executive Officer and President of The Limited, has informed the Board that he will not tender shares of Limited Common Stock (including shares held by trusts created by Mr. Wexner) in the Exchange Offer. Mr. Wexner has informed the Board that he made this decision to ensure that A&F is fully independent of The Limited after the consummation of the Transactions. Although Mr. Wexner will not participate in the Exchange Offer, he would receive shares of A&F Common Stock in the Spin-Off, if any. Trusts created by Mr. Wexner have disposed of approximately
5.5 million shares of Limited Common Stock since the announcement of the Exchange Offer on February 17, 1998. The decision to dispose of such shares was made by the trustees of the trusts in order to diversify their investments.

Effects


               Holders of shares of Limited Common Stock will be affected by the Transactions regardless of whether such holders tender their shares of Limited Common Stock for exchange pursuant to the Exchange Offer. Holders of shares of Limited Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer will, if all such shares are accepted for exchange, no longer have an ownership interest in The Limited and will no longer participate in any change in the value of The Limited. Holders of shares of Limited Common Stock who exchange some, but not all, of their Limited Common Stock in the Exchange Offer will have a diminished ownership interest in The Limited and an increased ownership interest in A&F. Holders of shares of Limited Common Stock who do not tender any of their shares for exchange pursuant to the Exchange Offer will receive shares of A&F Common Stock only as a result of the Spin-Off, if any, and will continue to have an ownership interest in The Limited, which ownership interest will have increased on a percentage basis as a result of the Exchange Offer.

No Appraisal Rights

               Because neither an exchange offer nor a spin-off is a merger or consolidation giving rise to appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL"), no appraisal rights are available to stockholders of The Limited in connection with the Transactions.

Regulatory Approvals

               No filings under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act") are required in connection with the Exchange Offer generally. To the extent that certain stockholders of The Limited decide to participate in the Exchange Offer and thereby acquire a number of shares of A&F Common Stock that exceeds any threshold stated in the regulations under the HSR Act, and if an exemption under those regulations does not apply, such stockholders and The Limited would be required to make filings under the HSR Act, and the waiting period under the HSR Act would have to expire or be terminated before any exchanges of shares with those particular stockholders could be effected.

               The Limited and A&F do not believe that any other material federal or state regulatory approvals will be necessary to consummate the Transactions.

Accounting Treatment

               The shares of Limited Common Stock received by The Limited pursuant to the Exchange Offer will be recorded as a decrease in stockholders' equity, reflecting the decrease in common stock outstanding at the market value of the shares of A&F Common Stock distributed on the Expiration Date. The Exchange Offer will result in a net gain to The Limited, after direct expenses of the disposition, and will be reported as a gain on the disposal of the business. The gain from the Exchange Offer will result from the difference between the market value and the carrying value of the shares of A&F Common Stock distributed.

               Neither the exchange of shares of Limited Common Stock for A&F Common Stock pursuant to the Exchange Offer nor the distribution of shares of A&F Common Stock in the Spin-Off will affect the financial position or results of operations of A&F.

               Any remaining shares of A&F Common Stock that are distributed through the Spin-Off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to The Limited's carrying value of the shares of A&F Common Stock distributed.

Forward-Looking Statements May Prove Inaccurate

               This document (including documents that are incorporated herein by reference) contains forward-looking statements about The Limited, A&F and the effects of the Transactions which are subject to certain risks and uncertainties. Forward-looking statements are those statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates" or similar expressions, including, without limitation, such statements in "Questions and Answers About the Exchange Offer", "Summary", "--Background and Purpose", "Business of A&F" and "Business of The Limited". A&F and The Limited caution that any forward-looking statements contained in this Offering Circular-Prospectus or made by management of The Limited or A&F involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected, and in the future could affect, The Limited's or A&F's financial performance and actual results and could cause actual results for 1998 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train management and associates. Additional factors that may affect The Limited's or A&F's performance or the Transactions are set forth in "Risk Factors."


                              THE EXCHANGE OFFER

Terms of the Exchange Offer


               Upon the terms and subject to the conditions set forth in this Exchange Offer, The Limited is offering hereby to exchange up to 43,600,000 shares of A&F Common Stock for shares of the common stock, par value $.50 per share, of The Limited (the "Limited Common Stock") that are validly tendered by the Expiration Date and not deemed withdrawn, as set forth below under "--Withdrawal Rights" on page 33, at an Exchange Ratio (determined in the manner set forth below) not greater than ____ (the "Maximum Exchange Ratio") nor less than _____ (the "Minimum Exchange Ratio") of a share of A&F Common Stock for each share of Limited Common Stock tendered. The range of exchange ratios between the Minimum Exchange Ratio and the Maximum Exchange Ratio is referred to throughout this Offering Circular-Prospectus as the "Exchange Ratio Range". That portion of a share of A&F Common Stock which a Limited stockholder is willing to accept in exchange for each share of Limited
Common Stock tendered is referred to throughout this Offering Circular-Prospectus as the "Exchange Ratio". The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on __________, 1998, unless extended in accordance with applicable law and the terms of the Exchange Offer itself, in which event the term "Expiration Date" shall mean the latest time and date at which the Exchange Offer, as so extended, shall expire. See "-- Extension of Tender Period; Termination; Amendment" on page 34. The maximum number of shares of Limited Common Stock which will be accepted for exchange will be that number of shares which, when multiplied by the final exchange ratio (determined in the manner set forth below), equals
43,600,000 shares of A&F Common Stock. If more than such maximum number of shares of Limited Common Stock are tendered at an Exchange Ratio at or below the Final Exchange Ratio, the Exchange Offer will be oversubscribed, and shares of Limited Common Stock tendered at or below the Final Exchange Ratio will be subject to proration. The proration period will also expire on the Expiration Date.


               The Exchange Offer will be conducted as a modified "Dutch auction" in which each holder of Limited Common Stock will be able to specify the fraction of a share of A&F Common Stock (in increments of ________) that such holder is willing to receive in exchange for a share of Limited Common Stock. Whether and to what extent a tendering stockholder of The Limited will have his or her tendered shares accepted for exchange in the Exchange Offer will depend on how the Exchange Ratio specified by such stockholder compares to Exchange Ratios specified by other tendering stockholders of The Limited. In other words, a "Dutch auction" is a competitive bid among stockholders of The Limited. The Exchange Ratio specified by each tendering stockholder of The Limited must be within the Exchange Ratio Range. The Minimum Exchange Ratio and Maximum Exchange Ratio were established by The Limited based on discussions with the Dealer Managers. The Limited will, upon the terms and subject to the conditions of the Exchange Offer, determine the final exchange ratio, taking into account the number of shares of Limited Common Stock tendered and the fraction of a share of A&F Common Stock specified by tendering stockholders. The Limited will select as the final exchange ratio the lowest Exchange Ratio from within the Exchange Ratio Range which would permit the maximum number of the shares of A&F Common Stock owned by The Limited to be exchanged in the Exchange Offer (the "Final Exchange Ratio"). The Final Exchange Ratio will be announced by press release by The Limited promptly after the Expiration Date.


               At the expiration of the Exchange Offer, The Limited will calculate the number of shares of Limited Common Stock validly tendered at Exchange Ratios within the Exchange Ratio Range, beginning with shares tendered at the Minimum Exchange Ratio and ending, if necessary, at the Maximum Exchange Ratio. When the aggregate number of shares of A&F Common Stock to be exchanged for shares of Limited Common Stock tendered in ascending order of Exchange Ratios is equal to or greater than 39,240,000 shares, The Limited will become obligated to accept, on a pro rata basis, the shares of Limited Common Stock of all stockholders who tendered at or below the lowest Exchange Ratio; provided that the highest of such Exchange Ratios is less than the Maximum Exchange Ratio and that the other conditions set forth in "Conditions to Consummation of the Exchange Offer" on page 35 are satisfied. The number of shares of Limited Common Stock that must be tendered to result in at least 39,240,000 shares of A&F Common Stock being exchanged pursuant to the Exchange Offer is referred to herein as the "Trigger Amount".

               All shares of Limited Common Stock properly tendered and not withdrawn or deemed withdrawn at Exchange Ratios at or below the Final Exchange Ratio will be exchanged at the Final Exchange Ratio, on the terms and subject to the conditions of the Exchange Offer, including the proration provisions described herein. If the result of the Exchange Offer is such that more than 43,600,000 shares of A&F Common Stock would need to be exchanged for shares of Limited Common Stock which have been validly tendered for exchange at or below the Final Exchange Ratio and are not properly withdrawn prior to the Expiration Date (if all such validly tendered shares were accepted), The Limited will exchange shares of A&F Common Stock for such tendered shares of Limited Common Stock on a pro rata basis (with appropriate adjustments to avoid acceptance for exchange of fractional shares of Limited Common Stock). All shares which are tendered but not exchanged pursuant to the Exchange Offer, including shares tendered at Exchange Ratios greater than the Final Exchange Ratio and shares not exchanged because of proration, will be returned to tendering stockholders promptly following the Expiration Date. Shares accepted for exchange will be held by The Limited as treasury shares. If the result of the Exchange Offer is such that fewer than 43,600,000 shares but more than 39,240,000 shares of A&F Common Stock are exchanged pursuant to the Exchange Offer, promptly after the consummation of the Exchange Offer, The Limited will distribute its remaining shares of A&F Common Stock to the remaining holders of Limited Common Stock pro rata based on their then respective holdings of Limited Common Stock. See "The Spin-Off" on page 38.

               The Exchange Offer, proration period and withdrawal rights will expire on the Expiration Date, as may be extended.

               If proration of tendered shares of Limited Common Stock is required, The Limited does not expect that it would be able to announce the final proration factor or to commence delivery of any shares of A&F Common Stock pursuant to the Exchange Offer until approximately seven business days after the Expiration Date. This delay results from the difficulty in determining the number of shares of Limited Common Stock validly tendered for exchange (including shares of Limited Common Stock tendered for exchange pursuant to the guaranteed delivery procedure described in "--Guaranteed Delivery Procedure" on page 31) and not properly withdrawn prior to the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares of Limited Common Stock may obtain such preliminary information from the Information Agent and Dealer Managers and may also be able to obtain such information from their brokers.

               No fractional shares of A&F Common Stock will be distributed pursuant to the Exchange Offer. The Exchange Agent, acting as agent for stockholders of The Limited otherwise entitled to receive fractional shares of A&F Common Stock, will aggregate all fractional shares and sell them for the accounts of such stockholders. Such proceeds as may be realized by the Exchange Agent upon the sale of such fractional shares will be distributed, net of commissions, to such stockholders on a pro rata basis. Any such cash payments will be made through the Exchange Agent if the related shares of Limited Common Stock are tendered to the Exchange Agent or, if such shares of Limited Common Stock are tendered through the Book-Entry Transfer Facility, through such Book-Entry Transfer Facility. NONE OF THE EXCHANGE AGENT, THE LIMITED, A&F, THE SOLICITING DEALERS OR THE DEALER MANAGERS WILL GUARANTEE ANY MINIMUM PROCEEDS FROM THE SALE OF SHARES OF A&F COMMON STOCK, AND NO INTEREST WILL BE PAID ON ANY SUCH PROCEEDS.



               If the Trigger Amount is reached and the conditions set forth in "--Conditions to Consummation of the Exchange Offer" on page 35 are met, The Limited will become obligated to consummate the Exchange Offer. If any such conditions are not satisfied, The Limited may (a) terminate the Exchange Offer and as promptly as practicable return all tendered shares of Limited Common Stock to tendering stockholders, (b) extend the Exchange Offer and, subject to the withdrawal rights described in "--Withdrawal Rights" on page 33, retain all such shares of Limited Common Stock until the expiration of the Exchange Offer as so extended, (c) waive any such condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, exchange all shares of Limited Common Stock validly tendered for exchange by the Expiration Date and not properly withdrawn or (d) delay the Expiration Date until satisfaction or waiver of all such conditions to the Exchange Offer. The Limited's right to delay acceptance for exchange or to delay exchange of shares of Limited Common Stock tendered pursuant to the Exchange Offer is subject to the provisions of applicable law, including, to the extent applicable, Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that The Limited pay the consideration offered or return the shares of Limited Common Stock deposited by or on behalf of stockholders of The Limited promptly after the termination or withdrawal of the Exchange Offer. For a description of The Limited's right to extend the period of time during which the Exchange Offer is open and to amend, delay or terminate the Exchange Offer, see "--Extension of Tender Period; Termination; Amendment" on page 34.


               This Offering Circular-Prospectus and the Letter of Transmittal are being sent to persons who were holders of record of Limited Common Stock at the close of business on________, 1998. As of such date, there were _____ shares of Limited Common Stock outstanding. This Offering Circular-Prospectus and related Letter of Transmittal will also be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on the stockholder list of The Limited or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Limited Common Stock.

Exchange of Shares of Limited Common Stock


               Upon the terms and subject to the satisfaction or waiver of the conditions of the Exchange Offer, The Limited will accept for exchange, and shares of A&F Common Stock will be exchanged for, shares of Limited Common Stock that have been validly tendered and not properly withdrawn or deemed withdrawn prior to the Expiration Date. In addition, The Limited reserves the right, in its sole discretion (subject to Rule 13e-4(f)(5) under the Exchange
Act), to delay the acceptance for exchange or to delay exchange of any shares of Limited Common Stock in order to comply in whole or in part with any applicable law. For a description of The Limited's right to terminate the Exchange Offer and not accept for exchange or exchange any shares of Limited Common Stock or to delay acceptance for exchange or to delay exchange of any shares of Limited Common Stock, see "--Extension of Tender Period; Termination; Amendment" on page 34.

               For purposes of the Exchange Offer, The Limited shall be deemed, subject to the proration provisions of the Exchange Offer, to have accepted for exchange and exchanged shares of Limited Common Stock validly tendered for exchange when, as and if The Limited gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such shares of Limited Common Stock for exchange. Exchange of shares of Limited Common Stock accepted for exchange pursuant to the Exchange Offer will be made on the first business day following announcement by The Limited of the final proration factor (which first business day in no event shall be more than ten business days after the Expiration Date and which first business day shall be hereinafter referred to as the "Exchange Time") by deposit of tendered shares of Limited Common Stock with the Exchange Agent, which will act as agent for the tendering stockholders for the purpose of receiving shares of A&F Common Stock and transmitting such shares to tendering stockholders. The date on which the Exchange Time occurs is referred to as the "Exchange Date". In all cases, tendered shares of Limited Common Stock accepted for exchange pursuant to the Exchange Offer will be exchanged only after timely receipt by the Exchange Agent of (i) certificates for such shares of Limited Common Stock (or of a confirmation of a book-entry transfer of such shares of Limited Common Stock into the Exchange Agent's account at the Book-Entry Transfer Facility) and (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message in connection with a book-entry transfer of shares, together with any other documents required by the Letter of Transmittal. For a description of the procedures for tendering shares of Limited Common Stock pursuant to the Exchange Offer, see "--Procedures for Tendering Shares of Limited Common Stock" on page 29 and "Special Procedures for Participants in the Savings and Retirement Plan and the Stock Purchase Plan on page 32. Under no circumstances will interest be paid by The Limited pursuant to the Exchange Offer, regardless of any delay in making such exchange.


               If any tendered shares of Limited Common Stock are not exchanged pursuant to the Exchange Offer for any reason, or if certificates are submitted for more shares of Limited Common Stock than are (i) tendered for exchange or (ii) accepted for exchange due to the proration provisions, certificates for such unexchanged or untendered shares of Limited Common Stock will be returned (or, in the case of shares of Limited Common Stock tendered by book-entry transfer, such shares of Limited Common Stock will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Exchange Offer.

               The Limited will pay all stock transfer taxes, if any, payable on the transfer to it of shares of Limited Common Stock and the transfer to tendering stockholders of shares of A&F Common Stock pursuant to the Exchange Offer. If, however, the exchange of shares is to be made to, or (in the circumstances permitted by the Exchange Offer) if shares of Limited Common Stock that are not tendered or not accepted for exchange are to be registered in the name of or delivered to any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person must be paid by the tendering stockholder unless evidence satisfactory to The Limited of the payment of such taxes or exemption therefrom is submitted.

Determining to Participate in the Exchange Offer

        Whether to Participate in the Exchange Offer


               Whether you should participate in the Exchange Offer depends on many factors. Stockholders of The Limited should consider, among other things, (i) their view of the relative values of a single share of Limited Common Stock and a single share of A&F Common Stock, (ii) the opportunity to receive the Anticipated Premium and (iii) their individual investment strategy with regard to the two stocks. In addition, a stockholder of The Limited should consider all of the factors described under "Risk Factors" on page 17.


               The Limited anticipates that the Final Exchange Ratio will provide stockholders with the opportunity to receive A&F Common Stock having a market value greater than the recent market value of Limited Common Stock being tendered. Based on the closing trading prices for Limited Common Stock and A&F Common Stock on the New York Stock Exchange ("NYSE") on ___________, 1998, any of the Exchange Ratios in the Exchange Ratio Range would result in a Limited stockholder receiving A&F Common Stock with a market value greater than Limited Common Stock tendered for exchange. This greater market value is referred to in this Offering Circular-Prospectus as the "Anticipated Premium". Based on such closing trading prices, the Anticipated Premium would be approximately ____%, assuming the Minimum Exchange Ratio, and ___%, assuming the Maximum Exchange Ratio. The Limited cannot, however, predict what the amount of the Anticipated Premium will be or whether in fact there will be a premium at the end of the Exchange Offer or the prices at which shares of A&F Common Stock or Limited Common Stock will trade over time.

               Stockholders can calculate the Anticipated Premium using the following formula:

                             Exchange Ratio x Price of one share of A&F Common Stock
The Anticipated Premium  =   -------------------------------------------------------  -   1
                                    Price of one share of Limited Common Stock

               For example: Assume that the price of one share of Limited Common Stock is $____ and the price for one share of A&F Common Stock is $____ (the closing trading prices of Limited Common Stock and A&F Common Stock on the NYSE on __________, 1998). At an exchange ratio of____ of a share of A&F Common Stock for each share of Limited Common Stock, the midpoint of the Exchange Ratio Range, the Anticipated Premium would be approximately ____%.
At the Minimum Exchange Ratio (_____ of a share of A&F Common Stock for each share of Limited Common Stock tendered), the Anticipated Premium would be approximately___%. At the Maximum Exchange Ratio (___ of a share of A&F Common Stock for each share of Limited Common Stock tendered), the Anticipated Premium would be approximately ___%.

               The Anticipated Premium depends on the prevailing stock prices for Limited Common Stock and A&F Common Stock. The tables below show the Anticipated Premium at exchange ratios of ___ (the midpoint of the Exchange Ratio Range), ___ (the Minimum Exchange Ratio) and _____ (the Maximum Exchange Ratio).

     Anticipated Premium at the Exchange Ratio of ___ (the midpoint of the Exchange Ratio Range)
     -------------------------------------------------------------------------------------------
                                                          Limited Common Stock Price
                                       ---------------------------------------------------------
                                          $___            $___            $___            $___
                                       ---------------------------------------------------------
A&F Common                $___            ___%            ___%            ___%            ___%
Stock Price
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%


                               Anticipated Premium at the Minimum Exchange Ratio of ___
     -------------------------------------------------------------------------------------------
                                                                  Limited Common Stock Price
                                       ---------------------------------------------------------
                                          $___            $___            $___            $___
                                       ---------------------------------------------------------
A&F Common                $___            ___%            ___%            ___%            ___%
Stock Price
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%


                               Anticipated Premium at the Maximum Exchange Ratio of ___
     -------------------------------------------------------------------------------------------
                                                                    Limited Common Stock Price
                                       ---------------------------------------------------------
                                          $___            $___            $___            $___
                                       ---------------------------------------------------------
A&F Common                $___            ___%            ___%            ___%            ___%
Stock Price
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%
                          $___            ___%            ___%            ___%            ___%


               NONE OF THE LIMITED, A&F, THE DEALER MANAGERS, THE SOLICITING DEALERS, THE BOARD OF DIRECTORS OF THE LIMITED OR THE BOARD OF DIRECTORS OF A&F MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER OF THE LIMITED AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OF LIMITED COMMON STOCK PURSUANT TO THE EXCHANGE OFFER. EACH STOCKHOLDER OF THE LIMITED MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES OF LIMITED COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT EXCHANGE RATIO TO TENDER SUCH SHARES AFTER READING THIS OFFERING CIRCULAR-PROSPECTUS AND CONSULTING WITH HIS OR HER ADVISORS BASED ON HIS OR HER OWN FINANCIAL POSITION AND REQUIREMENTS.

        Selecting an Exchange Ratio

               In the event a stockholder of The Limited determines to participate in the Exchange Offer, in deciding at which Exchange Ratio to tender, such stockholder should consider not only his or her view of the value of a single share of Limited Common Stock and a single share of A&F Common Stock but also the level of certainty that he or she desires that his or her tender will be accepted in the Exchange Offer. STOCKHOLDERS WISHING TO MAXIMIZE THE CHANCE THAT THEIR SHARES WILL BE ACCEPTED FOR EXCHANGE IN THE EXCHANGE OFFER MAY CHECK THE BOX MARKED "SHARES TENDERED AT EXCHANGE RATIO DETERMINED BY DUTCH AUCTION" IN BOX #2 ON THE LETTER OF TRANSMITTAL INDICATING THAT SUCH STOCKHOLDER WILL ACCEPT WHATEVER THE FINAL EXCHANGE RATIO IS DETERMINED TO BE BY THE DUTCH AUCTION. SOLELY FOR PURPOSES OF DETERMINING THE FINAL EXCHANGE RATIO, THE LIMITED WILL DEEM SHARES OF LIMITED COMMON STOCK TENDERED USING THIS OPTION TO HAVE BEEN TENDERED AT THE MINIMUM EXCHANGE RATIO.

               In selecting an Exchange Ratio at which to tender a share of Limited Common Stock, a stockholder of The Limited should also remember that the market value of a share of A&F Common Stock may be different from his or her view of the value of such a share. If the market value of a share of A&F Common Stock is lower than the value assumed by a stockholder of The Limited in selecting the Exchange Ratio at which to tender (and assuming all other things remain the same), each share of A&F Common Stock received will have less value than such stockholder of The Limited thought it would have at the Exchange Ratio selected. For example, if a Limited stockholder selected an Exchange Ratio of ___ based on a market price of $___ per share of the A&F Common Stock and the market price becomes $___, such stockholder would have only received A&F Common Stock having a market price of $___ rather than $___ for each share of Limited Common Stock which was accepted for exchange.

Procedures for Tendering Shares of Limited Common Stock


               To tender shares of Limited Common Stock pursuant to the Exchange Offer, either (i) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer of shares, and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus prior to the Expiration Date, and either (a) certificates for the shares of Limited Common Stock to be tendered must be transmitted to and received by the Exchange Agent at one of such addresses prior to such time or (b) such shares of Limited Common Stock must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Exchange Agent), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. Participants in the Savings and Retirement Plan and the Stock Purchase Plan of The Limited may also participate in this Exchange Offer and should follow the procedures set forth in the "Special Procedures for Participants in the Savings and Retirement Plan and the Stock Purchase Plan" on page 32 to tender their Limited Common Stock. Stockholders who are participants in the Dividend Reinvestment Plan of The Limited (the "DRP") who wish to tender some or all of the shares of Limited Common Stock attributable to their plan accounts may do so by so indicating on the Letter of Transmittal and by following the procedures outlined in this section, "Procedures for Tendering Shares of Limited Common Stock". Such participants in the DRP should also see Instruction 6 of the Letter of Transmittal. Stockholders who are participants in employee benefit plans not affiliated with The Limited but who hold shares of Limited Common Stock and would like to participate in the Exchange Offer may follow the general instructions described in this section, subject to the requirements of such other employee benefit plans.


               As specified in Instruction 3 of the Letter of Transmittal, each stockholder desiring to tender shares of Limited Common Stock pursuant to the Exchange Offer must either (a) check the box in the section of Box #2 on the Letter of Transmittal captioned "Shares Tendered at Exchange Ratio Determined by Dutch Auction" or (b) check one of the boxes in the section of Box #2 on the Letter of Transmittal captioned "Shares Tendered at Exchange Ratio Determined by Stockholder". A STOCKHOLDER WHO WISHES TO MAXIMIZE THE CHANCE THAT HIS OR HER SHARES WILL BE EXCHANGED SHOULD CHECK THE BOX IN THE SECTION OF BOX #2 ON THE LETTER OF TRANSMITTAL MARKED, "SHARES TENDERED AT EXCHANGE RATIO DETERMINED BY DUTCH AUCTION". NOTE THAT THIS ELECTION COULD RESULT IN SUCH STOCKHOLDER'S SHARES BEING EXCHANGED AT THE MINIMUM EXCHANGE RATIO OF___ OF A SHARE OF A&F COMMON STOCK PER SHARE OF LIMITED COMMON STOCK. A STOCKHOLDER WHO WISHES TO INDICATE A SPECIFIC EXCHANGE RATIO AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED MUST CHECK A BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT EXCHANGE RATIO DETERMINED BY STOCKHOLDER" ON THE LETTER OF TRANSMITTAL IN BOX #2.

               A TENDER OF SHARES WILL BE PROPER IF, AND ONLY IF, ON THE APPROPRIATE LETTER OF TRANSMITTAL EITHER THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT EXCHANGE RATIO DETERMINED BY DUTCH AUCTION" OR ONE OF THE BOXES IN THE SECTION CAPTIONED "SHARES TENDERED AT EXCHANGE RATIO DETERMINED BY STOCKHOLDER" IS CHECKED.

               STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE EXCHANGE RATIO MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH EXCHANGE RATIO AT WHICH SUCH STOCKHOLDER IS TENDERING SHARES, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE EXCHANGE OFFER) AT MORE THAN ONE EXCHANGE RATIO. IN ORDER TO TENDER SHARES PROPERLY, ONE AND ONLY ONE EXCHANGE RATIO MUST BE INDICATED IN BOX #2 OF EACH LETTER OF TRANSMITTAL.

               LETTERS OF TRANSMITTAL AND CERTIFICATES FOR SHARES OF LIMITED COMMON STOCK SHOULD NOT BE SENT TO THE LIMITED, A&F, THE DEALER MANAGERS, ANY SOLICITING DEALER OR THE INFORMATION AGENT. DELIVERY OF ANY OF THE AFOREMENTIONED REQUIRED DOCUMENTS TO ANY ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE VALID DELIVERY THEREOF.

               It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person to tender shares of Limited Common Stock for such person's own account unless the person so tendering (i) owns such shares of Limited Common Stock or (ii) owns other securities convertible into or exchangeable for such shares of Limited Common Stock or owns an option, warrant or right to purchase such shares of Limited Common Stock and intends to acquire shares of Limited Common Stock for tender by conversion or exchange of such securities or by exercise of such option, warrant or right. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

               A tender of shares of Limited Common Stock made pursuant to any method of delivery set forth herein and the acceptance by The Limited for exchange of such shares pursuant to the procedures described herein and in the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and The Limited upon the terms and subject to the conditions of the Exchange Offer, including the tendering stockholder's representation that (i) such stockholder owns the shares of Limited Common Stock being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such shares of Limited Common Stock complies with Rule 14e-4.

               The Exchange Agent will establish an account with respect to shares of Limited Common Stock at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of this Offering Circular-Prospectus, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares of Limited Common Stock by causing such Book-Entry Transfer Facility to transfer such shares of Limited Common Stock into the Exchange Agent's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of shares of Limited Common Stock may be effected through book-entry transfer to the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents, or an Agent's Message must, in any case, be transmitted to and received or confirmed by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. "Agent's Message" means a message transmitted through electronic means by the Book-Entry Transfer Facility to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the Letter of Transmittal. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT AS REQUIRED HEREBY.

               Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution unless the shares of Limited Common Stock tendered pursuant to the Letter of Transmittal are tendered (i) by the registered holder of the shares of Limited Common Stock tendered therewith and such holder has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. An "Eligible Institution" means a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program. A verification by a notary public alone is not acceptable. If a certificate representing shares of Limited Common Stock is registered in the name of a person other than the signer of a Letter of Transmittal, or if delivery of shares of A&F Common Stock is to be made or shares of Limited Common Stock not tendered or not accepted for exchange are to be returned to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, and the signature on such certificate or stock power must appear exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

               If the Letter of Transmittal or Notice of Guaranteed Delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by The Limited, proper evidence satisfactory to The Limited of their authority so to act must be submitted.

               If any certificate representing shares of Limited Common Stock has been mutilated, destroyed, lost or stolen, the stockholder must (i) furnish to the Exchange Agent evidence, satisfactory to it in its discretion, of the ownership of and the destruction, loss or theft of such certificate,
(ii) furnish to the Exchange Agent indemnity, satisfactory to it in its discretion and (iii) comply with such other reasonable regulations as the Exchange Agent may prescribe.

Guaranteed Delivery Procedure

               If a stockholder desires to tender shares of Limited Common Stock pursuant to the Exchange Offer and if the certificates for such shares of Limited Common Stock are not immediately available, the procedure for delivery by book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date, such shares of Limited Common Stock may nevertheless be tendered if all of the following conditions are met:

              (i) such tender is made by or through an Eligible Institution;

             (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by The Limited setting forth the name and address of the holder and the number of shares of Limited Common Stock tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of the Notice of Guaranteed Delivery, the certificate(s) representing the shares of Limited Common Stock accompanied by all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, is received by the Exchange Agent (as provided below) prior to the Expiration Date; and

            (iii) the certificate(s) for such shares of Limited Common Stock (or a confirmation of a book-entry transfer of such shares of Limited Common Stock into the Exchange Agent's account at the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three business days after the date of the Notice of Guaranteed Delivery.

               The Notice of Guaranteed Delivery may be delivered by hand, telegram, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

               THE METHOD OF DELIVERY OF SHARES OF LIMITED COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF CERTIFICATES REPRESENTING SHARES OF LIMITED COMMON STOCK ARE SENT BY MAIL, IT IS RECOMMENDED THAT TENDERING STOCKHOLDERS USE REGISTERED MAIL, WITH RETURN RECEIPT REQUESTED, AND ALLOW SUFFICIENT TIME TO ENSURE TIMELY RECEIPT.

               All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Limited Common Stock will be determined by The Limited in its sole discretion, which determination will be final and binding on all tendering stockholders. The Limited reserves the absolute right to reject any or all tenders of shares of Limited Common Stock determined by it not to be in proper form or the acceptance for exchange of shares of Limited Common Stock which may, in the opinion of the counsel of The Limited, be unlawful. The Limited also reserves the absolute right to waive any defect or irregularity in any tender of shares of Limited Common Stock. None of The Limited, A&F, the Exchange Agent, the Dealer Managers, the Soliciting Dealers, the Information Agent and any other person will be under any duty to give notification of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give any such notification.

Special Procedures for Participants in the Savings and Retirement Plan and the Stock Purchase Plan


               Participants in the Savings and Retirement Plan who wish to participate in the Exchange Offer may instruct the trustee of such plan to tender shares of Limited Common Stock attributable to their plan accounts by completing, executing and returning to such trustee the election form included in the Letter from the Savings and Retirement Plan Administrative Committee sent to such participants. Participants in the Stock Purchase Plan who wish to participate in the Exchange Offer may instruct the agent for such plan (Merrill, Lynch, Pierce, Fenner & Smith) to tender shares of Limited Common Stock attributable to their plan accounts by notifying such agent of the election as provided in the Notice to Participants in the Stock Purchase Plan sent to such participants. Holders of vested but unexercised options to purchase Limited Common Stock may exercise such options for cash in accordance with the terms of the stock option plans of The Limited and tender the shares of Limited Common Stock received upon such exercise pursuant to the general instructions for tendering shares discussed in "Procedures for Tendering Shares of Limited Common Stock" on page 29. PARTICIPANTS IN THE STOCK PURCHASE PLAN OR THE SAVINGS AND RETIREMENT PLAN MAY NOT USE THE LETTER OF TRANSMITTAL TO DIRECT THE TENDER OF SHARES OF LIMITED COMMON STOCK, BUT MUST USE THE SEPARATE ELECTION FORM SENT TO THEM. STOCK PURCHASE PLAN AND SAVINGS AND RETIREMENT PLAN PARTICIPANTS ARE URGED TO READ THE SEPARATE ELECTION FORM AND RELATED MATERIALS CAREFULLY.

               Stockholders who are participants in employee benefit plans not affiliated with The Limited which hold shares of The Limited may tender some or all of such shares pursuant to the instructions described above under "Procedures for Tendering Shares of Limited Common Stock" on page 29, subject to the requirements of such other plans. To the extent required under any such plan, participants will receive separate instructions from the administrators of such other plans to be followed in connection with any tender.


Withdrawal Rights

               Tenders of shares of Limited Common Stock may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for exchange as provided in this Offering Circular-Prospectus, may also be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer. If The Limited (i) extends the period of time during which the Exchange Offer is open, (ii) is delayed in its acceptance of shares of Limited Common Stock for exchange or (iii) is unable to accept shares of Limited Common Stock for exchange pursuant to the Exchange Offer for any reason, then, without prejudice to The Limited's rights under the Exchange Offer, the Exchange Agent may, on behalf of The Limited, retain all shares of Limited Common Stock tendered, and such shares of Limited Common Stock may not be withdrawn except as otherwise provided herein, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the Exchange Offer.


               To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus and must specify the name of the person who tendered the shares of Limited Common Stock to be withdrawn and the number of shares of Limited Common Stock to be withdrawn precisely as they appear in the Letter of Transmittal. If the shares of Limited Common Stock to be withdrawn have been delivered to the Exchange Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such shares of Limited Common Stock (except that such signature guarantee requirement is not applicable in the case of shares of Limited Common Stock tendered by an Eligible Institution). In addition, such notice must specify, in the case of shares of Limited Common Stock tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares of Limited Common Stock to be withdrawn or, in the case of shares of Limited Common Stock tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility. Withdrawals may not be rescinded, and shares of Limited Common Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn shares of Limited Common Stock may be retendered by again following one of the procedures described in "--Procedures for Tendering Shares of Limited Common Stock" on page 29 or "Special Procedures for Participants in the Savings and Retirement Plan and the Stock Purchase Plan on page 32, at any time prior to the Expiration Date.


               All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by The Limited, in its sole discretion, which determination shall be final and binding. None of The Limited, A&F, the Exchange Agent, the Dealer Managers, the Soliciting Dealers, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

               Except as otherwise provided above, any tender of shares of Limited Common Stock made pursuant to the Exchange Offer is irrevocable.

Extension of Tender Period; Termination; Amendment


               The Limited expressly reserves the right, at any time or from time to time, in its sole discretion and regardless of whether any of the conditions specified in "--Conditions to Consummation of the Exchange Offer" beginning on page 35, shall have been satisfied, (i) to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and by making a public announcement of such extension or (ii) to amend the Exchange Offer in any respect by making a public announcement of such amendment.


               If The Limited materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer, The Limited will extend the Exchange Offer to the extent required by the Exchange Act. Certain rules promulgated under the Exchange Act provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in the soliciting dealer's fee or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The SEC has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such material change is first published, sent or given, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. Subject to the foregoing paragraph, if
(i) The Limited increases or decreases (a) the number of shares of A&F Common Stock offered in exchange for shares of Limited Common Stock pursuant to the Exchange Offer, (b) the number of shares of Limited Common Stock eligible for exchange or (c) the Trigger Amount, and (ii) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Exchange Offer will be extended until the expiration of such period of ten business days. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.


               The Limited also reserves the right, in its reasonable discretion, in the event any of the conditions specified in "--Conditions to Consummation of the Exchange Offer" on page 35 below shall not have been satisfied and so long as shares of Limited Common Stock have not theretofore been accepted for exchange, to delay the Expiration Date or to terminate the Exchange Offer and not accept for exchange or exchange for any shares of Limited Common Stock.

               If The Limited (i) extends the period of time during which the Exchange Offer is open, (ii) is delayed in accepting for exchange or exchanging any shares of Limited Common Stock or (iii) is unable to accept for exchange or to exchange any shares of Limited Common Stock pursuant to the Exchange Offer for any reason, then, without prejudice to rights of The Limited under the Exchange Offer, the Exchange Agent may, on behalf of The Limited, retain all shares of Limited Common Stock tendered and such shares of Limited Common Stock may not be withdrawn except as otherwise provided in "Withdrawal Rights" on page 33. The reservation by The Limited of the right to delay acceptance for exchange or to delay exchange of any shares of Limited Common Stock is subject to applicable law, which requires that The Limited pay the consideration offered or return the shares of Limited Common Stock deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Exchange Offer.


               Any extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which The Limited may choose to make any public announcement, The Limited will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Exchange Offer, SEC regulations require a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Conditions to Consummation of the Exchange Offer


               Notwithstanding any other provisions of the Exchange Offer and without prejudice to The Limited's other rights under the Exchange Offer, The Limited shall not be required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to The Limited's obligation to exchange or return tendered shares of Limited Common Stock promptly after termination or withdrawal of the Exchange Offer, exchange, any shares of Limited Common Stock, and may terminate the Exchange Offer as provided in "--Extension of Tender Period; Termination; Amendment" on page 34, if prior to the Expiration Date, any of the following conditions exist:


              (i) the Trigger Amount shall not have been reached;

             (ii) (a) any action, proceeding or litigation seeking to enjoin, make illegal or materially delay consummation of the Exchange Offer or otherwise relating in any manner to the Exchange Offer shall have been instituted before any court or other regulatory or administrative authority; or (b) any order, stay, judgment or decree shall have been issued by any court, government, governmental authority or other regulatory or administrative authority and be in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Exchange Offer, any of which would or might restrain, prohibit or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to The Limited or A&F;

            (iii) there shall have occurred (and the adverse effect of such occurrence shall, in the reasonable judgment of The Limited, be continuing)
(a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor's 500 Index from __________, 1998, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any limitation (whether or not mandatory) by any governmental entity, on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (e) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Exchange Offer or
(f) in the case of any of the foregoing existing at the time of commencement of the Exchange Offer, a material acceleration or worsening thereof;

             (iv) any tender or exchange offer with respect to some or all of the outstanding Limited Common Stock (other than the Exchange Offer), or a merger, acquisition or other business combination proposal for The Limited, shall have been proposed, announced or made by any person or entity;

             (v) there shall have occurred any event or events that have resulted, or may, in the sole judgment of The Limited, result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of The Limited and its subsidiaries, taken as a whole, or of A&F and its subsidiaries, taken as a whole; or

            (vi) (A) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares of Limited Common Stock (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to February 15, 1998), (B) any such person, entity or group which had publicly disclosed such ownership prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional shares of Limited Common Stock constituting more than 2% of the outstanding shares of Limited Common Stock (options for and other rights to acquire Limited Common Stock which are so acquired, or proposed to be acquired, being deemed for this purpose to be immediately exercisable) or (C) any new group shall have been formed which beneficially owns more than 5% of the outstanding shares of Limited Common Stock;

which in the reasonable judgment of The Limited in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Exchange Offer or with such acceptance for exchange of shares.

               The foregoing conditions are for the sole benefit of The Limited and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances giving rise to such conditions or may be waived by The Limited in whole or in part at any time and from time to time in its reasonable discretion. Any determination by The Limited concerning the conditions described above will be final and binding upon all parties.

               The failure by The Limited at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

               In addition, The Limited will not accept any shares of Limited Common Stock tendered, and no shares of A&F Common Stock will be exchanged for any shares of Limited Common Stock, at any time at which there shall be a stop order issued by the SEC which shall remain in effect with respect to the Registration Statement.

Fees and Expenses

               Goldman Sachs is acting as the Dealer Managers in connection with the Exchange Offer. Goldman Sachs and NMSI are acting as co-financial advisors to The Limited for the Transactions. As Dealer Managers, Goldman Sachs will receive a fee of $_____ for its services. Goldman Sachs and NMSI will receive additional advisory fees in addition to being reimbursed by The Limited for their out-of-pocket expenses, including attorneys' fees, in connection with the Exchange Offer. Goldman Sachs has from time to time provided investment banking services to The Limited, including acting as co-lead manager of the Intimate Brands IPO and the lead manager of the A&F IPO, for which Goldman Sachs has received customary compensation. NMSI acted as co-manager of the A&F IPO for which NMSI has received customary compensation. The Limited has agreed to indemnify Goldman Sachs and NMSI against certain liabilities, including civil liabilities under the federal securities laws, and to contribute to payments which Goldman Sachs and NMSI may be required to make in respect thereof. Goldman Sachs and NMSI may from time to time hold shares of Limited Common Stock in their respective proprietary accounts, and to the extent they own such shares in such accounts at the time of the Exchange Offer, Goldman Sachs and NMSI may tender such shares into the Exchange Offer by checking the box marked "Shares Tendered at Exchange Ratio Determined by Dutch Auction" on the Letter of Transmittal.


               The Limited will pay to a Soliciting Dealer a solicitation fee of $1.00 per share, up to a maximum of 1,000 shares per stockholder, for each share of Limited Common Stock tendered and accepted for exchange pursuant to the Exchange Offer if such Soliciting Dealer has affirmatively solicited and obtained such tender, except that no solicitation fee shall be payable (i) in connection with a tender of Limited Common Stock by a stockholder (A) tendering more than 10,000 shares of Limited Common Stock or (B) tendering from a country outside of the United States; or (ii) to the Dealer Managers. "Soliciting Dealer" includes (i) any broker or dealer in securities which is a member of any national securities exchange in the United States or of the National Association of Securities Dealers, Inc. or (ii) any bank or trust company located in the United States. In order for a Soliciting Dealer to receive a solicitation fee with respect to the tender of shares of Limited Common Stock, the Exchange Agent must have received a properly completed and duly executed Letter of Transmittal (including a completed box entitled "Notice of Solicited Tenders" (Box #9)).


               No solicitation fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a tendering holder (other than itself). Soliciting Dealers are not entitled to a solicitation fee with respect to shares of Limited Common Stock beneficially owned by such Soliciting Dealer or with respect to any shares that are registered in the name of a Soliciting Dealer unless the shares are held by such Soliciting Dealer as nominee and are tendered for the benefit of beneficial holders identified in the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of The Limited, A&F, the Exchange Agent, the Dealer Managers or the Information Agent for purposes of the Exchange Offer.

               The Limited has retained D.F. King & Co., Inc. (the "Information Agent") to act as the Information Agent and First Chicago Trust Company of New York (the "Exchange Agent") to act as the Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of shares of Limited Common Stock by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations in their respective roles as Information Agent and Exchange Agent, and the fees to be paid to them will not be based on the number of shares of Limited Common Stock tendered pursuant to the Exchange Offer; however, the Exchange Agent will be compensated in part on the basis of the number of Letters of Transmittal received and the number of stock certificates distributed pursuant to the Exchange Offer.

               The Limited will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Soliciting Dealers, the Information Agent and the Exchange Agent) for soliciting tenders of shares of Limited Common Stock pursuant to the Exchange Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by The Limited for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.


                                 THE SPIN-OFF


               If the result of the Exchange Offer is such that fewer than 43,600,000 shares of A&F Common Stock are exchanged pursuant to the Exchange Offer, and the Exchange Offer is consummated, The Limited will distribute all remaining shares of A&F Common Stock owned by it pro rata to remaining holders of record of shares of Limited Common Stock at the close of business on a record date promptly after consummation of the Exchange Offer (the "Spin-Off"). Such record date and the date of such distribution (which will be as soon as practicable after such record date) will be publicly announced by The Limited when they have been determined. If the Trigger Amount is not reached, The Limited may, in its sole discretion, (i) decide not to consummate the Exchange Offer, (ii) waive the Trigger Amount and consummate the Transactions, (iii) spin-off all shares of A&F Common Stock owned by it or
(iv) review and implement other alternatives. See "The Exchange Offer--Conditions to Consummation of the Exchange Offer" on page 35. If 43,600,000 shares of A&F Common Stock are exchanged pursuant to the Exchange Offer, the Spin-Off will not be effected.


               No fractional shares of A&F Common Stock will be distributed pursuant to the Spin-Off. The Exchange Agent, acting as agent for stockholders of The Limited otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of such stockholders. Such proceeds as may be realized by the Exchange Agent upon the sale of such fractional shares will be distributed, net of commissions, to such stockholders on a pro rata basis. Any such cash payments will be paid by the Exchange Agent. NONE OF THE EXCHANGE AGENT, THE LIMITED, A&F, THE SOLICITING DEALERS OR THE DEALER MANAGERS WILL GUARANTEE ANY MINIMUM PROCEEDS FROM THE SALE OF SHARES OF A&F COMMON STOCK, AND NO INTEREST WILL BE PAID ON ANY SUCH PROCEEDS.


                MARKET PRICES, TRADING AND DIVIDEND INFORMATION

Limited Common Stock

        Price Range and Dividends

               The following table sets forth, for the calendar periods indicated, the per share range of high and low sales prices for Limited Common Stock, as reported on the NYSE Composite Tape. Limited Common Stock is listed and traded on the NYSE and the London Stock Exchange under the symbol "LTD".

                                                NYSE Market Price
                                               -------------------     Cash Dividend
                                                 High        Low        Per Share
                                               -------     -------     -------------
Fiscal Year 1995
1st Quarter................................    $23 1/4     $16 5/8          $.10
2nd Quarter................................     22 7/8      20               .10
3rd Quarter................................     21 1/2      17 7/8           .10
4th Quarter................................     19 1/2      15 1/4           .10

Fiscal Year 1996
1st Quarter................................    $20 3/4     $16 5/8          $.10
2nd Quarter................................     22          18 1/4           .10
3rd Quarter................................     20 1/4      17 3/4           .10
4th Quarter................................     20 1/8      16 5/8           .10

Fiscal Year 1997
1st Quarter................................    $20 1/8     $17              $.12
2nd Quarter................................     22 5/16     18 5/8           .12
3rd Quarter................................     25 1/2      21 3/8           .12
4th Quarter................................     27 1/4      23 9/16          .12

Fiscal Year 1998
1st Quarter  (through __________, 1998)....                                 $.13

               The number of holders of record of Limited Common Stock as of __________, 1998 was _______.

               On February 17, 1998 (the last trading day prior to announcement of the Exchange Offer), the closing sales price per share of Limited Common Stock as reported on the NYSE Composite Tape was $31 1/2. On ____________, 1998, the last reported sale price per share of Limited Common Stock as reported on the NYSE Composite Tape was ______. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF LIMITED COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE OF LIMITED COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE EXCHANGE OFFER IS CONSUMMATED.

A&F Common Stock

        Price Range and Dividends

               The following table sets forth, for the calendar periods indicated, the per share range of high and low sales prices for A&F Common Stock, as reported on the NYSE Composite Tape. A&F Common Stock is listed and traded on the NYSE under the symbol "ANF".




                                                    NYSE Market Price
                                                    -----------------
                                                      High      Low
                                                    -------   -------
Fiscal Year 1996
3rd Quarter...............................          $26 1/4   $21 3/4
4th Quarter...............................           23 3/4    12 5/8

Fiscal Year 1997
1st Quarter...............................          $17 5/8   $12 7/8
2nd Quarter...............................           20 1/2    15 3/4
3rd Quarter...............................           27 1/4    19 1/4
4th Quarter...............................           34 11/16  25 11/16

Fiscal Year 1998
1st Quarter (through __________, 1998)....

               On February 17, 1998 (the last trading day prior to announcement of the Exchange Offer), the closing sales price per share of A&F Common Stock as reported on the NYSE Composite Tape was $37 1/8. On __________, 1998, the last reported sale price per share of A&F Common Stock as reported on the NYSE Composite Tape was ________. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF A&F COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE OF A&F COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE EXCHANGE OFFER IS CONSUMMATED.

        Dividend Policies


               The Limited currently pays a dividend of $.13 per share of Limited Common Stock on a quarterly basis. After the consummation of the Exchange Offer, stockholders whose shares of Limited Common Stock are exchanged pursuant to this Exchange Offer will not be entitled to any dividend on such shares. Limited stockholders will continue to receive the regular quarterly dividend with respect to shares of Limited Common Stock which are not exchanged pursuant to the Exchange Offer. A&F does not currently pay a dividend on shares of A&F Common Stock.


               The payment of dividends by The Limited and A&F in the future will depend upon business conditions, their respective financial conditions and earnings and other factors. There can be no assurance as to the payment of dividends in the future, and the actual amount of dividends paid, if any, may be more or less than the amount discussed above.


                                CAPITALIZATION

               The following table sets forth the pro forma
(post-Transactions) capitalization of The Limited as of January 31, 1998 based on (i) the tender of approximately _______________ shares of Limited Common Stock in exchange for approximately 43,600,000 shares of A&F Common Stock (which were previously owned by The Limited) and (ii) an Exchange Ratio of ___ of a share of A&F Common Stock for each share of Limited Common Stock. The Transactions are accounted for as a $______________ tax-free gain by The Limited with a corresponding $________________ increase in treasury shares owned by The Limited.

                                                                                                At January 31, 1998
                                                                                        -----------------------------------
                                                                                                            Pro forma after
                                                                                        Historical(1)        Transactions
                                                                                        -------------       ---------------
Short-term borrowings:
 Commercial paper..................................................................

Long-term debt.....................................................................      $   650,000            $ $650,000
Shareholders' equity(1):
 Preferred stock, par value $1.00 per share, 10,000,000 shares authorized, no
   shares issued and outstanding...................................................               --                    --
 Common stock, par value $.50 per share, 500,000,000 shares authorized,
   272,800,000 issued and outstanding prior to the Transactions and
   ___________ post Transactions, net of treasury shares...........................          180,352               180,352
 Paid-in capital...................................................................          148,018               148,018
 Retained earnings(2)..............................................................        3,613,174                     *
                                                                                         -----------            ----------
                                                                                           3,941,544
 Less treasury stock, at average cost(3)...........................................       (1,896,587)                    *
                                                                                         -----------            ----------
Total shareholders' equity.........................................................      $ 2,044,957            $1,969,826*

---------------
(1) Represents amounts derived from the historical consolidated financial statements (and the related notes) of The Limited included in this Offering Circular-Prospectus.

(2) Represents the before and after Transactions balances in retained earnings which on a post Transactions basis reflects an increase of $___________ billion as a result of a gain on the Transactions offset by the elimination of A&F earnings, net of minority interest, for the 1997 fiscal year-to-date period.

(3) Represents the basis in treasury shares acquired as a result of ____________ shares of Limited Common Stock tendered in exchange for the value of A&F Common Stock previously owned by The Limited.

* Indicates calculations to be completed upon the determination of the Exchange Ratio Range.


             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


               The following Unaudited Pro Forma Consolidated Financial Statements of The Limited and A&F give effect to the transactions and events described below and in the notes to the Pro Forma Consolidated Financial Statements as if the transactions and events were consummated at the beginning of fiscal year 1997 (February 2, 1997) in the case of the Unaudited Pro Forma Consolidated Statements of Income and as of January 31, 1998 in the case of the Unaudited Pro Forma Consolidated Balance Sheets.

               The Limited Unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (1) the split-off of A&F from The Limited's consolidated financial statements -- the consolidated financial statements of A&F will no longer be included in The Limited's consolidated financial statements and The Limited's outstanding common stock will be reduced by the number of shares of Limited Common Stock exchanged in the Exchange Offer; (2) the elimination of A&F minority interest in The Limited's consolidated financial statements and (3) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited with the remainder paid in cash.

               The A&F Unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (1) the repayment of a $50 million obligation due to The Limited by A&F through issuance of 600,000 shares of A&F Common Stock to The Limited with the remainder being paid in cash and (2) the reduction of interest expense from the A&F statement of income due to the repayment of its $50 million obligation to The Limited.

               The Limited and A&F believe the assumptions used provide a reasonable basis on which to present the Unaudited Pro Forma Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements (and the related notes) of each of The Limited and A&F included herein and other information filed by the companies with the SEC. See "Where You Can find More Information" on page 102. The Unaudited Pro Forma Consolidated Financial Statements are presented for illustrative purposes only and should not be construed to be indicative of the financial position or results of operations of future periods or the results that actually would have been realized had the transactions and events occurred on the dates assumed.


 The accompanying notes are an integral part of these Unaudited Pro Forma
                    Consolidated Financial Statements.


                             The Limited, Inc.
                Pro Forma Consolidated Statement of Income
                                (Unaudited)
                   (in thousands, except per share data)


                                                                                Fiscal year ended
                                                                                  January 31, 1998
                                                              --------------------------------------------------------
                                                              Historical           Adjustments(1)           Pro forma
                                                              -----------          --------------          -----------
Net sales................................................     $ 9,188,804             $ 521,617            $ 8,667,187
 Cost of goods sold, occupancy & buying costs............      (6,370,827)             (320,537)            (6,050,290)
                                                              -----------             ---------            -----------
Gross income.............................................       2,817,977               201,080              2,616,897
 General, administrative & store operating expenses......      (2,124,663)             (116,955)            (2,007,708)
 Special & nonrecurring items, net.......................        (213,215)                   --               (213,215)
                                                              -----------             ---------            -----------
Operating income(4)......................................         480,099                84,125                395,974
 Interest expense........................................         (68,728)                                     (68,728)
 Other income, net.......................................          36,886                    --                 36,886
 Minority interest.......................................         (56,473)               (7,643)(2)            (48,830)
 Gain in connection with an initial public offering......           8,606                    --                  8,606
                                                              -----------             ---------            -----------
Income before income taxes...............................         400,390                76,482                323,908
  Provision for income taxes.............................        (183,000)              (33,650)(5)           (149,350)
                                                              -----------             ---------            -----------
Net income(4)............................................     $   217,390             $  42,832            $   174,558
                                                              ===========             =========            ===========
 Net income per share:
 Basic(3)................................................     $      0.80                                            *
                                                              ===========                                  ===========
 Diluted(3)..............................................     $      0.79                                            *
                                                              ===========                                  ===========
Basic weighted average shares outstanding................         271,898                                            *
                                                                                                           -----------
Diluted weighted average diluted shares outstanding......         274,483                                            *
                                                                                                           -----------

---------------
* Indicates calculations to be completed upon determination of the Exchange Ratio Range.

 The accompanying notes are an integral part of these Unaudited Pro Forma
                    Consolidated Financial Statements.


                             The Limited, Inc.
                   Pro Forma Consolidated Balance Sheet
                                (Unaudited)
                   (in thousands, except per share data)

                                                                     At January 31, 1998
                        ----------------------------------------------------------------------------------------------------------
                                                                                      Pro forma                         Pro forma
                                                                                       before                             after
                        Historical                Adjustments                      Transactions     Adjustments(3)    Transactions
                        ----------  ----------------------------------------       -----------      --------------    ------------
                                       A&F(1)     Elimination         Other
                                    ----------    -----------       --------
Assets
    Current assets:
Cash and
equivalents..........   $  746,395  $  (42,667)                     $25,000 (4)        $704,943                           $704,943
                                                                    (23,785)(5)
Accounts receivable..       83,370      (1,695)                                          81,675                             81,675
Inventories..........    1,002,710     (33,927)                                         968,783                            968,783
Store supplies.......       99,167      (5,592)                                          93,575                             93,575
Intercompany
    receivable.......                  (23,785)                      23,785 (5)              --                                --
Other................       99,509      (1,296)                                          98,213                             98,213
    Total current
    assets...........    2,031,151    (108,962)                                       1,947,189                          1,947,189
Property &
    equipment, net...    1,519,908     (70,517)                                       1,449,391                          1,449,391
Restricted cash......      351,600         --                                           351,600                            351,600
Deferred income
taxes................       56,586      (3,759)                                          52,827                             52,827
Investment in A&F....                                                25,000 (4)          25,000      (25,000)(6)               --
Other assets.........      341,516         --        $50,000 (2)    (50,000)(4)         341,516                            341,516
                        ----------   ---------       -------        ------           ----------                         ----------
    Total assets.....   $4,300,761   $(183,238)      $50,000            --           $4,167,523                         $4,142,523
                        ==========   =========       =======       =======           ==========                         =========-



Liabilities & shareholders'
    equity
 Current liabilities:
Accounts payable.....     $300,703   $ (15,968)                                      $  284,735                           $284,735
Accrued expense......      676,715     (35,143)                                         641,572                            641,572
Income taxes.........      115,994     (15,851)                                         100,143                            100,143
                        ----------   ---------                                       ----------                         ----------
    Total current
      liabilities....    1,093,412     (66,962)                                       1,026,450                          1,026,450
Long-term debt.......      650,000     (50,000)       50,000 (2)                        650,000                            650,000
Other long-term
    liabilities......       58,720      (7,501)                                          51,219                             51,219
Minority interest....      102,072                    (8,694)(3)                         93,378                             93,378
Contingent stock
    redemption
    agreement........      351,600                                                      351,600                            351,600
    Shareholders'
      equity:
Common stock.........      180,352                                                      180,352                            180,352
Paid-in capital......      148,018                                                      148,018                            148,018

Retained earnings....    3,613,174     (58,775)        8,694 (3)                      3,563,093      (25,000)*(6)                *
                        ----------   ---------       -------                         ----------                         ----------
                         3,941,544     (58,775)                                       3,891,463
    Less treasury
      stock, @
      cost...........   (1,896,587)                                                  (1,896,587)             *(6)

    Total
      shareholders'
      equity.........    2,044,957      (58,775)       8,694                          1,994,876                          1,969,876
                        ----------   ----------      -------                         ----------                         ----------
    Total liabilities
      & shareholders'
      equity.........   $4,300,761   $  (183,238)    $50,000                         $4,167,523                        $ 4,142,523
                        ==========   ===========     =======                         ==========                        ===========

---------------
* Indicates calculations to be completed upon determination of the Exchange Ratio Range.

 The accompanying notes are an integral part of these Unaudited Pro Forma
                    Consolidated Financial Statements.


                             The Limited, Inc.
           Notes to Pro Forma Consolidated Financial Statements
                                (Unaudited)

1.  Basis of Presentation

               The following summary of pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. A&F and The Limited believe that such assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

               Historical amounts for The Limited were derived from the historical consolidated financial statements of The Limited included in this Offering Circular-Prospectus which are adjusted for the following:

2.    Pro Forma Consolidated Statement of Income

               (1) Represents A&F's amounts which will not be consolidated in The Limited's financial statements subsequent to the Transactions. The split-off of A&F from The Limited will be treated as a disposal of part of a line of business.

               (2) Represents minority interest in earnings of A&F for the periods presented.

               (3) The pro forma net income per share is based upon the pro forma weighted average number of common shares outstanding of The Limited at the Exchange Ratio of ______ of a share of A&F Common Stock for each share of Limited Common Stock.

               (4) The Limited will recognize a gain of approximately $__________, net of expenses as a special and nonrecurring gain which will be included as a component of operating income. The gain will be calculated based on the difference between carrying value of A&F by The Limited and fair market value of A&F Common Stock. Fair market value will be determined based on the trading price of A&F Common Stock on the Expiration Date of the Exchange Offer.

               (5) The assumed effective tax rate of the adjustments, excluding the minority interest adjustment, is 40%. The minority interest adjustment is net of tax, consistent with the presentation of minority interest in the historical consolidated financial statements.

3.  Pro Forma Consolidated Balance Sheet


               (1) Amounts represent A&F balance sheet which will not be included in The Limited's consolidated financial statements subsequent to the Transactions.


               (2) The $50 million obligation due to The Limited by A&F is reflected in other assets on The Limited's consolidated balance sheet after the deconsolidation of A&F. The $50 million adjustment to long-term debt restores The Limited's long-term debt to $650 million.

               (3) Represents minority interest in the accumulated earnings of A&F.

               (4) The $50 million obligation is assumed to be repaid by A&F to The Limited. The obligation is paid through issuance of 600,000 shares of A&F Common Stock to The Limited at an assumed fair market value of $41.67 per share. The remainder of the obligation is assumed to be paid in cash.

               (5) Represents settlement of the intercompany account between A&F and The Limited.


               (6) Represents the effect of approximately ______ shares of Limited Common Stock tendered (at an assumed Exchange Ratio of ______) in exchange for the market value of 43,600,000 shares of A&F Common Stock previously owned by The Limited which is anticipated to result in a net gain of approximately $________________ billion to The Limited.



                          Abercrombie & Fitch Co.
                Pro Forma Consolidated Statement of Income
                                (Unaudited)
                   (in thousands, except per share data)

                                                                                  Fiscal year ended
                                                                                   January 31, 1998
                                                             --------------------------------------------
                                                                                                            Pro forma
                                                                                                            after
                                                             Historical          Adjustments                Transactions
                                                             ----------          -----------                ------------
Net sales...............................................     $  521,617                                        $ 521,617
      Cost of goods sold, occupancy & buying costs......       (320,537)                                        (320,537)
                                                             ----------                                        ---------
Gross income............................................        201,080                                          201,080
      General, administrative & store operating expenses       (116,955)                                        (116,955)
                                                             ----------                                        ---------
Operating income........................................         84,125                                           84,125
      Interest expense, net.............................         (3,583)           2,525 (1)                      (1,058)
                                                             ----------                                        ---------
Income before income taxes..............................         80,542                                           83,067
      Provision for income taxes........................        (32,220)          (1,010)(2)                     (33,230)
                                                             ----------                                        ---------

Net income..............................................     $   48,322                                        $  49,837
                                                             ==========                                        =========
Net income per share:
      Basic.............................................     $     0.95                                        $    0.97
      Diluted...........................................     $     0.94                                        $    0.96
Basic weighted average shares outstanding...............         51,011                                           51,611
                                                             ----------                                        ---------
Diluted weighted average shares outstanding.............         51,478                                           52,078
                                                             ----------                                        ---------

 The accompanying notes are an integral part of these Unaudited Pro Forma
                    Consolidated Financial Statements.


                          Abercrombie & Fitch Co.
                   Pro Forma Consolidated Balance Sheet
                                (Unaudited)
                   (in thousands, except per share data)


                                                                        At January 31, 1998
                                                                                                   Pro forma
                                                                                                     after
                                                   Historical           Adjustments               Transactions
                                                   ----------           -----------               ------------
Assets
      Current assets:
Cash and equivalents..........................      $ 42,667            $(25,000)(1)                $ 41,452
                                                                          23,785 (2)
Accounts receivable...........................         1,695                                           1,695
Inventories...................................        33,927                                          33,927
Store supplies................................         5,592                                           5,592
Intercompany receivable (payable).............        23,785             (23,785)(2)                      --
Other.........................................         1,296                                           1,296
                                                    --------                                        --------
      Total current assets....................       108,962                                          83,962

Property & equipment, net.....................        70,517                                          70,517
Deferred income taxes.........................         3,759                                           3,759
                                                    --------                                        --------
      Total assets............................      $183,238                                        $158,238
                                                    ========                                        ========
Liabilities & shareholders' equity
 Current liabilities:
Accounts payable..............................      $ 15,968                                         $15,968
Accrued expenses..............................        35,143                                          35,143
Income taxes..................................        15,851                                          15,851
                                                    --------                                        --------
      Total current liabilities...............        66,962                                          66,962

Long-term debt................................        50,000             (50,000)(1)                      --
Other long-term liabilities...................         7,501                                           7,501
 Shareholders' equity:
Common stock..................................           511                   6                         517
Paid-in capital...............................       117,972              24,994                     142,966
Retained earnings (deficit)...................       (58,931)                                        (58,931)
                                                    --------                                        --------
                                                      59,552              25,000 (1)                  84,552
Less treasury stock at cost...................          (777)                                           (777)
                                                    --------             -------                    --------
 Total shareholders' equity...................        58,775                                          83,775
                                                    --------                                        --------
Total liabilities & shareholders' equity......      $183,238                                        $158,238
                                                    ========                                        ========

 The accompanying notes are an integral part of these Unaudited Pro Forma
                    Consolidated Financial Statements.


                          Abercrombie & Fitch Co.
           Notes to Pro Forma Consolidated Financial Statements
                                (Unaudited)

1. Basis of Presentation

               The following summary of pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. A&F and The Limited believe that such assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

               Historical amounts for A&F were derived from the historical consolidated financial statements of A&F included in this Offering Circular-Prospectus which are adjusted for the following:

2.    Pro Forma Consolidated Statement of Income

               (1) Reflects elimination of interest expense on $50 million obligation bearing interest at 7.8%, netted against interest expense incurred on $25 million of borrowings at an assumed commercial paper rate of 5.5%.


               (2) The effective rate of adjustment (1) above is assumed to be 40%.


               (3) The pro forma net income per share information is based upon historical weighted average shares plus 600,000 shares of A&F Common Stock issued as partial payment on the $50 million obligation.

3. Pro Forma Consolidated Balance Sheet

               (1) Repayment of $50 million obligation to The Limited. The obligation is assumed to be paid through issuance of 600,000 shares of A&F Common Stock to The Limited at an assumed fair market value of $41.67 per share. The remainder of the obligation of $25 million is assumed to be paid in cash.

               (2) Settlement of the intercompany account between A&F and The Limited.



        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS OF THE LIMITED


               Net sales for the fourth quarter of 1997 grew 10% to $3.268 billion from $2.966 billion for the same period a year ago. Net income was $85.3 million, and earnings per diluted share were $.31 versus $.78 in the fourth quarter of 1996. Net income excluding special and nonrecurring items and inventory liquidation charges associated with the closing of five Henri Bendel stores was $252.5 million and earnings per diluted share were $.91 compared to last year's $.81.

               As a result of an ongoing review of The Limited's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen The Limited's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with the image of a particular brand) during the fourth quarter of 1997, The Limited recognized total charges of $289 million (approximately $30 million after-tax cash impact) or $.60 per diluted share, consisting of $276 million in special and nonrecurring charges and a $13 million cost of sales charge for inventory liquidation at Henri Bendel. These charges included:


               o A $68 million charge for closing the 118 store Cacique lingerie business effective January 31, 1998. The amount includes $38 million in cash charges relating to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs;

                o $95 million in charges related to Henri Bendel, which include an $82 million special and nonrecurring charge related to streamlining Henri Bendel from six stores to a one-store operation by September 1, 1998. The amount includes $56 million in cash charges that are recorded in other current liabilities. In addition, The Limited incurred a $13 million cost of sales charge for inventory liquidation. The charge to cost of sales is in accordance with Emerging Issues Task Force ("EITF") Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated with a Restructuring;"

                o $86 million of impaired asset charges related principally to the women's apparel businesses, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This charge has no cash impact but is an SFAS No. 121 required accounting adjustment to measure the fair value of store assets, and will provide a noncash benefit in future periods from reduced depreciation and amortization;

                o A $28 million provision for closing or downsizing approximately 80 oversized stores, primarily within The Limited, Lane Bryant, Lerner New York and Express women's businesses, and for a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores.


               Net sales for the fiscal year ended January 31, 1998 increased 6% to $9.189 billion from sales of $8.645 billion for the same period ended February 1, 1997. Net income was $217.4 million, or $.79 per diluted share, compared to $1.54 per diluted share last year.

               Excluding the impact of special and nonrecurring items, gains in connection with initial public offerings ("IPO") and Henri Bendel inventory liquidation charges, The Limited would have earned $1.24 per diluted share compared to last year's $1.14. These special and nonrecurring charges consisted of: 1) a net $213.2 million related to the previously described fourth quarter charges that were partially offset by a third quarter net gain of $62.8 million related principally to the sale of approximately one-half of The Limited's investment in Brylane; 2) $12 million of special and nonrecurring charges in 1996 related to the April 1997 sale of Penhaligon's;
3) in 1997, a pretax gain of $8.6 million in connection with the IPO of Brylane, a 26% owned (post-IPO) catalogue retailer; and 4) in 1996, a gain of $118.2 million resulting from the A&F IPO.


               Business highlights for 1997 include the following:


              o Intimate Brands, led by strong performances at Bath & Body Works and Victoria's Secret Stores, recorded earnings per diluted share of $1.14, compared to $1.02 in 1996, including special and nonrecurring charges of $.16 in 1997 and $.03 in 1996.


                o A&F delivered 1997 earnings per diluted share of $.94, a 74% increase over 1996 as comparable store sales increased 21% on top of 13% for 1996.


               However, much of the gains from Intimate Brands and A&F were offset by a decline in operating income for each of the women's businesses, which finished the year with a pretax operating loss aggregating $268 million, including special and nonrecurring charges of $187 million and the $13 million inventory liquidation charge related to the closing of five Henri Bendel stores.

               Limited Too led the emerging businesses with a significant improvement in operating income and 20% comparable store sales gains.

               During the year, The Limited also completed the sales of its interests in the Newport Office Tower in Jersey City, New Jersey and The Mall at Tuttle Crossing in Columbus, Ohio and approximately one-half of its interest in Brylane for cash proceeds of $343.2 million.

               On February 17, 1998, a registration statement was filed with the SEC in connection with a plan to establish A&F as a fully independent company via a tax-free exchange offer pursuant to which The Limited shareholders will be given an opportunity to tender some or all of their shares of The Limited in return for shares of A&F. The transaction is subject to certain customary conditions.

               On April 3, 1998, The Limited sold its remaining 2.6 million shares in Brylane to Pinault Printemps-Radoute for $51 per share, generating cash proceeds of approximately $131 million.

               The Limited does not believe that the consummation of the transactions and the taking of the other actions outlined above will have a material effect on The Limited's liquidity (i.e., its ability to provide the resources to support operations, projected growth, seasonal requirements and capital expenditures). Furthermore, although The Limited believes that such transactions and other actions should have a favorable impact on The Limited's results of operations, there can be no assurance with respect to the effect of these actions.


Financial Summary

               The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995:

                                                                                                   % Change
                                                                                            ----------------------
                                         1997              1996             1995            1997-96        1996-95
                                        ------            ------           ------           -------        -------
Net Sales (millions):
Express.............................    $1,189            $1,386           $1,445             (14%)           (4%)
Lerner New York.....................       946             1,045            1,005              (9%)            4%
Lane Bryant.........................       907               905              903               -              -
The Limited.........................       776               855              850              (9%)            1%
Henri Bendel........................        83                91               91              (9%)            -
                                        ------            ------           ------             ---            ---
Total Women's Brands................    $3,901            $4,282           $4,294              (9%)            -
                                        ------            ------           ------             ---            ---

Structure...........................       660               660              576               -             15%
Limited Too.........................       322               259              214              24%            21%
Galyan's Trading Co. (since 7/2/95).       160               108               45              48%           n/m
Other...............................         6                 4               -              n/m            n/m
                                        ------            ------           ------             ---            ---
Total Emerging Brands...............    $1,148            $1,031           $  835              11%            23%
                                        ------            ------           ------             ---            ---

Victoria's Secret Stores............     1,702             1,450            1,286              17%            13%
Victoria's Secret Catalogue.........       734               684              661               7%             3%
Bath & Body Works...................     1,057               753              475              40%            59%
Cacique.............................        95                88               80               8%            10%
Other...............................        30                22               15             n/m            n/m
                                        ------            ------           ------             ----           ---
Total Intimate Brands...............    $3,618            $2,997           $2,517              21%            19%
                                        ------            ------           ------             ----           ---

A&F.................................    $  522            $  335           $  235              56%            43%
                                        ------            ------           ------             ----           ---
Total net sales.....................    $9,189            $8,645           $7,881               6%            10%
                                        ======            ======           ======             ===            ===

Operating Income (millions):
Women's Brands......................     $(268)(a)           $64              $54(e)          n/m             19%
Emerging Brands and Other...........       159 (b)            68              149(f)          134%           (54%)
Intimate Brands.....................       505 (c)           458(d)           386              10%            19%
A&F.................................        84                46               24              83%            92%
                                        ------            ------           ------             ---            ---
Total operating income..............      $480            $  636           $  613             (25%)            4%
                                        ------            ======           ======             ===            ===

---------------
(a) 1997 includes special and nonrecurring charges of approximately $187 million relating to the closure of five out of six Henri Bendel stores and charges associated with asset valuation impairment and the closure and downsizing of certain stores, plus $13 million in inventory liquidation charges associated with the Henri Bendel closings.

(b) 1997 includes $42 million of special and nonrecurring income relating to the gain from the sale of approximately one-half of The Limited's interest in Brylane, offset by a valuation adjustment on an investment.

(c) 1997 includes a $68 million charge related to the closing of the Cacique business effective January 31, 1998.

(d) 1996 includes a special and nonrecurring charge of $12 million for revaluation of certain assets in connection with the sale of Penhaligon's in April 1997.

(e) 1995 includes a special and nonrecurring charge of approximately $48 million, primarily for store closings and downsizings.

(f) 1995 includes 100% of WFN's operating income of $114 million before interest expense versus $4 million, representing 40% of net income of $11 million in 1996; 1995 also includes an approximate $73 million gain from the sale of a 60% interest in WFN, partially offset by $23 million of special and nonrecurring charges representing write-downs to net realizable value of certain assets.

n/m not meaningful

               The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995:

                                         1997     1996     1995
                                        ------   ------   ------
Comparable Store Sales:
Express.............................     (15%)     (6%)     (2%)
Lerner New York.....................      (5%)      8%      (1%)
Lane Bryant.........................       1%       0%      (8%)
The Limited.........................      (7%)      3%      (4%)
Henri Bendel........................     (13%)     (5%)      6%
                                         ---       --       --
 Total Women's Brands...............      (8%)      0%      (3%)
                                         ---       --       --

Structure...........................      (3%)      7%      (9%)
Limited Too.........................      20%       8%      (4%)
Galyan's Trading Co. (since 7/2/96).       0%      12%       -
                                         ---       --       --
 Total Emerging Brands..............       3%       7%      (8%)
                                         ---       --       --

Victoria's Secret Stores............      11%       5%      (1%)
Bath & Body Works...................      11%      11%      21%
Cacique.............................      10%       8%     (20%)
                                         ---       --       --
 Total Intimate Brands..............      11%       7%       1%
                                         ---       --       --

A&F.................................      21%      13%       5%
                                         ---       --       --
 Total comparable store sales
  increase (decrease)...............       0%       3%      (2%)
                                         ===       ==       ==



                                                                                                     % Change
                                                                                              ----------------------
                                                                                              1997-96        1996-95
                                                                                              -------        -------
Store Data:
Retail sales increase attributable to new
 and remodeled stores.......................           6%           8%           9%
Retail sales per average selling square
 foot.......................................      $  295       $  285       $  272                4%             5%
Retail sales per average store
 (thousands)................................      $1,478       $1,453       $1,419                2%             2%
Average store size at end of year
 (selling square feet)......................       5,035        5,043        5,172                -             (2%)
Retail selling square feet at end of year
 (thousands)................................      28,400       28,405       27,403                -              4%

Number of Stores:
Beginning of year...........................       5,633        5,298        4,867
 Opened.....................................         315          470          504
 Acquired (sold)............................          (4)          --            6
 Closed.....................................        (304)        (135)         (79)
                                                  ------       ------       ------
End of year.................................       5,640        5,633        5,298
                                                  ======       ======       ======

Net Sales

               Fourth quarter 1997 sales as compared to sales for the fourth quarter 1996 increased 10% to $3.268 billion due to 5% comparable store sales gains with the balance of the increase attributable to new and remodeled stores and increased catalogue sales. Thirteen-week fourth quarter 1996 sales as compared to sales for the fourteen-week fourth quarter 1995 increased 7% to $2.966 billion due to a 9% increase in sales attributable to new and remodeled stores and a 3% increase in comparable store sales, offset by a 5% decrease due to the fifty-third week in 1995.

               The 1997 retail sales increase of 6% was attributable to The Limited adding 315 new stores, remodeling 206 stores and closing 186 stores (excluding closing 118 Cacique stores in January 1998 and the sale of four Penhaligon's stores in the first quarter of 1997). This net addition of 129 stores represents over 365,000 square feet of new retail selling space. For the year, average sales productivity increased 4% to $295 per square foot.

               In 1997, Intimate Brands accounted for 114% of The Limited's total net sales increase and 39% of total Limited sales. Intimate Brands posted a $620 million sales gain over the prior year due to the net addition of 223 stores (before the impact of the Cacique store closings and the Penhaligon's sale) representing over 650,000 new retail selling square feet, an 11% increase in comparable store sales and an 18% increase in catalogues mailed by Victoria's Secret Catalogue. Additionally, A&F reported a $186 million sales increase over the prior year, bolstered by a 21% increase in comparable store sales, while Limited Too experienced a $63 million sales increase over the prior year on a 20% increase in comparable store sales. However, sales at the women's businesses in 1997 declined $382 million from 1996, primarily due to an 8% decrease in comparable store sales, as well as a net decrease of 131 stores representing over 705,000 retail selling square feet, due principally to closures of underperforming locations.

               The 1996 retail sales increase of 10% was attributable to an 8% increase in sales due to The Limited adding 470 new stores, remodeling 252 stores and closing 135 stores and a 3% increase in comparable store sales, offset by a 1% decrease due to the fifty-third week in 1995. This net addition of 335 stores represents approximately 1 million square feet of new retail selling space. For the year, average sales productivity increased 5% to $285 per square foot.

               In 1996, Intimate Brands accounted for 63% of the annual sales increase, and nearly 35% of total Limited sales, posting a $480 million sales increase over the prior year due to the net addition of 316 stores representing over 817,000 selling square feet, a 7% increase in comparable store sales and an 11% increase in catalogues mailed by Victoria's Secret Catalogue. Sales at the women's businesses in 1996 were flat to 1995, primarily due to flat comparable store sales. Disappointing results at Express, which experienced a 6% decline in comparable store sales, were offset by improved results at the Lerner New York and Limited businesses, which had 8% and 3% increases in comparable store sales. In addition, the overall sales increase for The Limited included sales increases at Structure, A&F and Limited Too, which experienced 7%, 13% and 8% increases in comparable store sales.

Gross Income


               Gross income increased to 35.4% as a percentage of sales for the fourth quarter 1997 from 33.0% for the fourth quarter 1996. The merchandise margin rate (representing gross income before deduction of buying and occupancy costs), increased 2.3%, expressed as a percentage of sales, due principally to improved initial markup ("IMU"), which was partially offset by a slightly higher markdown rate and the $13 million Henri Bendel inventory liquidation charge (.4% of sales). Buying and occupancy costs, expressed as a percentage of sales, were flat for the fourth quarter as compared to last year.


               Gross income, expressed as a percentage of sales, was 33.0% for the fourth quarter 1996 compared to 29.2% for the fourth quarter 1995. The merchandise margin rate increased 3.4%, expressed as a percentage of sales, due principally to improved IMU and lower markdown rates, as The Limited was less price-promotional than the year before. Buying and occupancy costs decreased .4%, expressed as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.


               The Limited's 1997 gross income rate increased 1.8% to 30.7% as compared to 1996. The merchandise margin rate increased 1.7% due principally to improved IMU while buying and occupancy costs, expressed as a percentage of sales, were flat to last year.


               The 1996 gross income rate of 28.9% increased 2.4% as compared to 1995. Merchandise margins, expressed as a percentage of sales, increased 1.7%, due principally to improved IMU. Buying and occupancy costs decreased
 .7% as a percentage of sales, primarily due to sales productivity associated with the 3% increase in comparable store sales.

General, Administrative and Store Operating Expenses

               General, administrative and store operating expenses increased to 20.8%, expressed as a percentage of sales, in the fourth quarter of 1997 compared to 18.7% in the fourth quarter of 1996. This increase was attributable to: 1) a 2.5% rate increase at Intimate Brands businesses (discussed below) combined with an increase of Intimate Brands sales in the total Limited mix to 42.7% from 39.1%; 2) the inability to leverage these expenses at the women's businesses due to disappointing sales performance; and 3) additional compensation charges for restricted stock plans.

               Intimate Brands's increase is primarily the result of advertising costs at Victoria's Secret Stores, the growth of Bath & Body Works in the overall mix of Intimate Brands net sales from 25.1% in fiscal year 1996 to 29.2% in fiscal year 1997 and an increase in restricted stock plan compensation expense. Due to an emphasis on point-of-sale marketing and sales floor coverage for personal care products, Bath & Body Works has higher store operating expenses as a percentage of net sales, which has been more than offset by higher gross margins.

               The Limited anticipates that these expenses, expressed as a percentage of sales, will increase slightly in 1998, since Intimate Brands businesses, in particular Bath & Body Works, will represent a greater portion of total Limited sales.

               General, administrative and store operating expenses, expressed as a percentage of sales, increased to 18.7% in the fourth quarter of 1996 compared to 17.7% in the fourth quarter of 1995. This increase as a percentage of sales was attributable to a 2.2% rate increase at Intimate Brands businesses and the inability to leverage expenses due to disappointing sales performance at the women's businesses, particularly Express.

               General, administrative and store operating expenses increased, expressed as a percentage of sales, to 23.1% in 1997, compared to 21.4% in 1996. This increase was primarily attributable to the reasons discussed above for the 1997 fourth quarter. These costs increased, expressed as a percentage of sales, to 21.4% in 1996 compared to 20.0% in 1995, also primarily due to reasons discussed above for fourth quarter 1996.

Special and Nonrecurring Items

               As described in Note 2 to the Consolidated Financial Statements, The Limited recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of: 1) a $68 million charge for the closing of the Cacique lingerie business effective January 31, 1998; 2) an $82 million charge related to streamlining the Henri Bendel business from six stores to one store; 3) an $86 million impaired-asset charge in accordance with SFAS No. 121, related principally to the women's apparel businesses, covering certain store locations where the carrying values are permanently impaired; and 4) a $28 million provision for closing and downsizing approximately 80 oversized stores primarily within the Limited, Lerner New York, Lane Bryant and Express women's businesses and for a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores. Additionally, The Limited recognized a $13 million charge to cost of sales in the fourth quarter of 1997 for inventory liquidation in accordance with EITF Issue No. 96-9. The Limited, in accordance with EITF Issue No. 94-3, anticipates charges for severance and other associate termination costs for Henri Bendel in the first quarter of 1998 (the period the associates are notified). Additionally, The Limited recognized a net $62.8 million pretax gain during the third quarter of 1997 relating to the sale of approximately one-half of its investment in Brylane, partially offset by valuation adjustments on certain assets where the carrying values were permanently impaired.

               In 1996 The Limited recorded a $12 million pretax, special and nonrecurring charge in connection with the 1997 sale of Penhaligon's, a U.K.-based subsidiary of Intimate Brands. In the fourth quarter of 1995, The Limited recognized a $73.2 million pretax gain in connection with the sale of a 60% interest in The Limited's wholly-owned credit card bank, WFN. In addition, The Limited recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, $25.8 million was provided for the closing of 26 stores and $19.8 million was provided for the downsizing of 33 stores, primarily at Limited Stores and Lerner New York. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets arising from nonoperating activities. The net pretax gain from these special and nonrecurring items was $1.3 million.

Operating Income


               Fourth quarter operating income, expressed as a percentage of sales, was 6.1% in 1997, compared to 13.9% in 1996, and for the year was 5.2% in 1997, compared to 7.4% in 1996. Excluding charges for special and nonrecurring items in both years and the Henri Bendel inventory liquidation charge in 1997, fourth quarter operating income, expressed as a percentage of sales, would have been 15.0% in 1997, compared to 14.3% in 1996, and for the year would have been 7.7% in 1997, compared to 7.5% in 1996. These increases were due to increases in the gross income rate, which more than offset the general, administrative and store operating expense rate increase.


               The fourth quarter operating income rate increased 2.4% in 1996, from 11.5% on an adjusted basis in 1995, and for the year increased .9% in 1996 from 6.5% on an adjusted basis in 1995. The 1995 rates were adjusted to reflect the 1995 sale of a 60% interest in WFN as if the sale was
consummated at the beginning of the year.   These increases were also due to
increases in gross income, which more than offset the general, administrative and store operating expense rate increase.

Interest Expense


                                                    Fourth Quarter                        Year
                                                ---------------------     ----------------------------------
                                                  1997         1996         1997         1996         1995
                                                --------     --------     --------     --------     --------
Average Daily Borrowings (millions)........     $ 891.4      $1,039.5     $  835.9     $  964.3     $  887.7
Average Effective Interest Rate............         8.07%         7.49%        8.22%        7.82%        8.73%

               Interest expense decreased by $1.5 million in the fourth quarter of 1997 and decreased by $6.6 million for the year. For the quarter, lower average borrowing levels reduced interest expense by $2.8 million, offset by a $1.3 million increase resulting from higher rates. For the year, lower average borrowing levels reduced interest expense by $10.0 million, offset by $3.4 million of increased expense due to higher interest rates.

Other Income


               The $5.1 million decrease in other income for 1997 compared to 1996 was primarily attributable to approximately $10.5 million of interest income earned in the first quarter of 1996 which arose from $1.615 billion of temporarily invested funds that were used to consummate the Limited Self Tender in March 1996. Excluding this $10.5 million in 1996, interest earnings increased $5.4 million from higher temporary investments in 1997, $3.5 million of which was realized in the fourth quarter.


Gains in Connection with IPO

               As discussed in Note 1 to the Consolidated Financial Statements, The Limited recognized a pretax gain of $8.6 million during the first quarter of 1997, in connection with the IPO of Brylane, Inc., a 26% owned (post-IPO) catalogue retailer. In 1996, The Limited recognized a $118.2 million gain in connection with the A&F IPO. In 1995, The Limited recognized a $649.5 million gain in connection with the IPO of 16.9% (42.7 million shares) of the stock of Intimate Brands. The gains recorded by The Limited in 1996 and 1995 were not subject to tax.


Other Data

               There were a number of significant events in fiscal years 1997 and 1996 that impacted the comparability of The Limited's net income per diluted share data. Although the following information is not intended to be presented in accordance with SEC guidelines for pro forma financial information, it is being presented to assist in investors' understanding of The Limited's results of operations.

               o In 1997 and 1996, The Limited recognized $213.2 million and $12 million in special and nonrecurring charges along with the $13 million Henri Bendel inventory liquidation charge in 1997 as more fully described in Note 2 to the consolidated financial statements of The Limited. The impact of these charges also reduced earnings attributable to minority interest by $6.8 million and $1.0 million in 1997 and 1996, respectively.

                o The Limited recognized pretax gains in connection with IPOs of $8.6 million and $118.2 million in 1997 and 1996, respectively. See Note 1 to the consolidated financial statements of The Limited.

                o The Limited repurchased 85 million shares of Limited Common Stock via the Limited Self Tender and, as a result of investing funds used to facilitate the Limited Self Tender, recognized approximately $10.5 million of interest income in 1996 up to the effective date.

               Adjusted for the income tax effect (an $87 million expense in 1997 and a $1.0 million expense in 1996), earnings per diluted share would have increased $.45 per share in 1997 to $1.24 and would have decreased $.38 per share to $1.16 in 1996.


Acquisition

               Effective July 2, 1995, The Limited acquired all of the outstanding common stock of Galyan's for $18 million in cash and stock. The Limited's consolidated financial statements include the results of operations of Galyan's since the acquisition date.

Financial Condition

               The Limited's balance sheet at January 31, 1998, provides continuing evidence of financial strength and flexibility. The Limited's long-term debt-to-equity ratio declined to 32% at the end of 1997 from 34% in 1996, and working capital increased 47% over 1996 to $938 million. A more detailed discussion of liquidity, capital resources and capital requirements follows.

        Liquidity and Capital Resources

               Cash provided by operating activities, commercial paper backed by funds available under committed long-term credit agreements, and The Limited's capital structure continues to provide the resources to support operations, projected growth, seasonal requirements and capital expenditures.

               A summary of The Limited's working capital position and capitalization follows (thousands):

                                                                                      Adjusted
                                                        1997            1996           1995*            1995
                                                     ----------      ----------      ----------      ----------
Cash provided by operating activities..........      $  589,981      $  712,069      $  340,732      $  340,732
Working capital................................      $  937,739      $  638,204      $  403,960      $2,018,960
Capitalization:
 Long-term debt................................      $  650,000      $  650,000      $  650,000      $  650,000
 Shareholders' equity..........................       2,044,957       1,922,582       1,586,041       3,201,041
                                                     ----------      ----------      ----------      ----------
Total capitalization...........................      $2,694,957      $2,572,582      $2,236,041      $3,851,041
                                                     ----------      ----------      ----------      ----------
Additional amounts available under long-term
   credit agreements...........................      $1,000,000      $1,000,000      $1,000,000      $1,000,000
                                                     ==========      ==========      ==========      ==========

---------------
* Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.


               Net cash provided by operating activities totaled $590.0 million, $712.1 million and $340.7 million for 1997, 1996 and 1995 and continued to serve as The Limited's primary source of liquidity.


               The Limited considers the following to be several measures of liquidity and capital resources:

                                                                                             Adjusted
                                                                         1997      1996       1995*        1995
                                                                        ------    ------     --------     ------
Debt-to-Equity Ratio                                                      32%       34%         41%         20%
(Long-term debt divided by shareholders' equity)....................
Debt-to-Capitalization Ratio
(Long-term debt divided by total capitalization)....................      24%       25%         29%         17%
Interest Coverage Ratio
(Income, excluding gain in connection with IPOs, before
 interest expense, depreciation, amortization and income
 taxes divided by interest expense).................................      11x       12x         12x         12x
Cash Flow to Capital Investment
(Net cash provided by operating activities divided by capital
 expenditures)......................................................     146%      174%         91%         91%

---------------

* Adjusted 1995 reflects the impact of the $1.615 billion repurchase of 85 million shares of common stock.


               Net cash provided from operating activities in 1997 decreased $122.1 million from the prior year principally due to an increase in income tax payments that was partially offset by slightly higher income from operations adjusted for special and nonrecurring items and gains from IPOs.


               Investing activities included capital expenditures of $405 million, about half of which was for new and remodeled stores. Investing activities also included $235 million in net proceeds from the sales of the Newport Tower, an office building in Jersey City, New Jersey and The Limited's interest in The Mall at Tuttle Crossing in Columbus, Ohio and $108.3 million of net proceeds from the third quarter sale of slightly less than one-half of The Limited's investment in Brylane. In 1996, $41.3 million was invested in the Alliance Data Systems (formerly WFN) credit card venture. 1995 reflects the acquisition of Galyan's, the proceeds from the securitization of WFN's credit card receivables of $1.2 billion (see Note 3 of The Limited Consolidated Financial Statements) and the transfer of $351.6 million to a restricted cash account (see Note 6 of The Limited's Consolidated Financial Statements).


               Cash used for financing activities for 1997 reflects an increase in the quarterly dividend to $.12 per share from $.10 per share in 1996. Financing activities in 1996 include proceeds from and repayment of $150 million in short-term debt borrowed by A&F and net proceeds of $118.2 million from the A&F IPO. Financing activities also included $1.615 billion used to repurchase 85 million shares of The Limited's common stock via the Limited Self Tender consummated in March 1996. Cash dividends paid in 1996 and 1995 were $.40 per share.


               At January 31, 1998, The Limited had available $1 billion under its long-term credit agreement. The Limited also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.

        Stores and Selling Square Feet

               A summary of actual stores and selling square feet by business for 1997 and 1996 and the 1998 goals by business (including the impact of the estimated 280 stores that will be closed/downsized during the year) follows:

                                                    End of Year                            Change From
                                    ---------------------------------------------     ------------------------
                                    Goal - 1998         1997             1996          1998-97        1997-96
                                    -----------     -----------       -----------     ---------      ---------
Express
 Stores........................              712             753             753           (41)             -
 Selling Square Ft.............        4,481,000       4,739,000       4,726,000      (258,000)        13,000

Lerner New York
 Stores........................              668             746             784           (78)           (38)
 Selling Square Ft.............        5,041,000       5,698,000       5,984,000      (657,000)      (286,000)

Lane Bryant
 Stores........................              760             773             832           (13)           (59)
 Selling Square Ft.............        3,666,000       3,735,000       3,980,000       (69,000)      (245,000)

The Limited
 Stores........................              570             629             663           (59)           (34)
 Selling Square Ft.............        3,398,000       3,790,000       3,977,000      (392,000)      (187,000)

Henri Bendel
 Stores........................                1               6               6            (5)             -
 Selling Square Ft.............           35,000         113,000         113,000       (78,000)             -

Structure
 Stores........................              545             544             542             1              2
 Selling Square Ft.............        2,161,000       2,143,000       2,117,000        18,000         26,000

Limited Too
 Stores........................              317             312             308             5              4
 Selling Square Ft.............        1,002,000         979,000         967,000        23,000         12,000

Galyan's Trading Co.
 Stores........................               15              11               9             4              2
 Selling Square Ft.............        1,026,000         641,000         488,000       385,000        153,000

Victoria's Secret Stores
 Stores........................              874             789             736            85             53
 Selling Square Ft.............        3,795,000       3,555,000       3,326,000       240,000        229,000

Bath & Body Works
 Stores........................            1,101             921             750           180            171
 Selling Square Ft.............        2,183,000       1,773,000       1,354,000       410,000        419,000

Cacique
 Stores........................                -               -             119             -           (119)
 Selling Square Ft.............                -               -         365,000             -       (365,000)

Penhaligon's
 Stores........................                -               -               4             -             (4)
 Selling Square Ft.............                -               -           2,000             -         (2,000)

A&F
 Stores........................              186             156             127            30             29
 Selling Square Ft.............        1,453,000       1,234,000       1,006,000       219,000        228,000

Abercrombie & Fitch (Kids)
 Stores........................               13               -               -            13              -
 Selling Square Ft.............           42,000               -               -        42,000              -

Total Retail Businesses
 Stores........................            5,762           5,640           5,633           122              7
 Selling Square Ft.............       28,283,000      28,400,000      28,405,000      (117,000)        (5,000)

        Capital Expenditures

               Capital expenditures amounted to $404.6 million, $409.3 million and $374.4 million for 1997, 1996 and 1995, of which $194.4 million, $235.7 million and $274.5 million was for new stores and remodeling and expanding existing stores. In 1997 and 1996 The Limited expended $55.3 million and $53.1 million on land acquisition and development costs. Also, in 1997 and 1996 The Limited expended $30.2 million and $42.1 million in connection with the Bath & Body Works distribution center.

               The Limited anticipates spending $480 to $500 million for capital expenditures in 1998, of which $270 to $295 million will be for new stores, the remodeling of existing stores and related improvements for the retail businesses, $50 to $60 million will be for information technology related to year 2000 expenditures and $30 to $40 million will be for land acquisition and development costs, principally the Easton development project in Columbus, Ohio. The Limited expects that substantially all 1998 capital expenditures will be funded by net cash provided by operating activities.


               The Limited intends to reduce selling square footage by approximately 117,000 selling square feet in 1998, which represents a .4% decrease from year-end 1997. It is anticipated that the decrease will result from the closing of 250 stores offset by the addition of approximately 370 stores (over half of which are Bath & Body Works stores averaging 2,300 square feet), the remodeling of approximately 125 stores.


Information Systems and "Year 2000" Compliance

               The Limited recently completed a comprehensive review of its information systems and is involved in an enterprise-wide program to update computer systems and applications in preparation for the year 2000. The Limited will incur internal staff costs as well as outside consulting and other expenditures related to this initiative. Total expenditures related to remediation, testing, conversion, replacement and upgrading system applications are expected to range from $85 to $100 million from 1997 through 2000. Of the total, approximately $50 to $60 million will be capital expenditures related to acquisition and implementation of new package systems. The balance, approximately $35 to $40 million, will be expenses associated with remediation and testing of existing systems. Total incremental expenses, including depreciation and amortization of new package systems, remediation to bring current systems into compliance and writing off legacy systems are not expected to have a material impact on The Limited's financial condition during any year during the conversion process from 1997 through 2000. However, incremental expenses could total approximately $30 to $35 million in 1998, of which the majority will impact the first three fiscal quarters of 1998, at a rate of $9 to $10 million per quarter.

               The Limited is attempting to contact vendors and others on whom it relies to assure that their systems will be timely converted. However, there can be no assurance that the systems of other companies on which The Limited's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on The Limited's systems. Furthermore, no assurance can be given that any or all of The Limited's systems are or will be Year 2000 compliant, or that the ultimate costs required to address the Year 2000 issue or the impact of any failure to achieve substantial Year 2000 compliance will not have a material adverse effect on The Limited's financial condition.

Impact of Inflation

               The Limited's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, The Limited believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

Adoption of New Accounting Standards

               During the fourth quarter of 1997, The Limited adopted SFAS No. 128, "Earnings Per Share," which requires The Limited to disclose basic and diluted earnings per share for all periods presented.

               In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." While the standard has no impact in determining earnings and earnings per share, The Limited will adopt the disclosure standards in 1998.




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF A&F

               Net sales for the fourth quarter of 1997 were $212.1 million, an increase of 52% from $139.2 million for the fourth quarter a year ago. Operating income was $59.1 million, up 67% compared to $35.3 million last year. Diluted earnings per share were $.68, up 70%, from $.40 last year.

               Net sales for the fiscal year ended January 31, 1998, increased 56% to $521.6 million from $335.4 million last year. Operating income for the year increased 83% to $84.1 million from $46.0 million in 1996. Diluted earnings per share were $.94 compared to $.48 on an adjusted basis a year ago, an increase of 96%.

               The results of operations shown below are adjusted for both the historical number of shares outstanding to reflect post-A&F IPO shares outstanding and interest expense to reflect A&F's ongoing capital structure and seasonal borrowings. The following assumptions were used to derive the adjusted amounts: 1) 51.05 million post-A&F IPO shares outstanding for the periods presented; prior to the A&F IPO, there were 43 million shares outstanding; 2) interest expense on A&F's seasonal borrowings which were funded from The Limited's intercompany cash management system; prior to July 11, 1996, the intercompany cash management account was noninterest bearing; and 3) interest expense on A&F's ongoing capital structure which included interest expense on a $50 million mirror note distributed to The Limited prior to the A&F IPO but excluded interest expense on A&F's $150 million credit agreement, entered into on July 2, 1996, and repaid in the fourth quarter of 1996.

                                                     Year Ended
                                       ----------------------------------------
                                         Actual       Adjusted       Actual
                                       January 31,   February 1,   February 1,
                                          1998          1997          1997
                                       -----------   -----------   -----------
Operating income....................    $   84,125    $   45,993    $   45,993
Interest expense, net...............         3,583         5,016         4,919
                                        ----------    ----------    ----------
Income before income taxes..........        80,542        40,977        41,074
Provision for income taxes..........        32,220        16,400        16,400
                                        ----------    ----------    ----------
Net income..........................    $   48,322    $   24,577    $   24,674
                                        ==========    ==========    ==========
Net income per share
     Basic..........................    $    .95      $    .48      $    .54
                                        ==========    ==========    ==========
     Diluted........................    $    .94      $    .48      $    .54
                                        ==========    ==========    ==========
Weighted average shares outstanding:
     Basic..........................        51,011        51,050        45,749
                                        ==========    ==========    ==========
     Diluted........................        51,478        51,050        45,760
                                        ==========    ==========    ==========




Financial Summary

               The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995:

                                                                                                      % Change
                                                                                                 ------------------------
                                                     1997            1996           1995         1997-1996      1996-1995
                                                     ----            ----           ----         ---------      ---------
Net sales (millions).........................     $   521.6       $   335.4       $   235.7           56%            42%
Increase in comparable store sales...........           21%             13%              5%
Retail sales increase attributable to new
 and remodeled stores........................           34%             29%             37%
Retail sales per average selling square
 foot........................................     $     462       $     373       $     354           24%             5%

Retail sales per average store
     (thousands) ............................     $   3,653          $2,955          $2,823           24%             5%
Average store size at year-end
     (selling square feet)...................         7,910           7,921           7,920            0%             0%
Selling square feet at year-end
     (thousands) ............................         1,234           1,006             792           23%            27%


Number of Stores:
     Beginning of year ......................           127             100              67
     Opened..................................            30              29              33
     Closed..................................            (1)             (2)             --
                                                  ---------       ---------       ---------
     End of year.............................           156             127             100
                                                  =========       =========       =========



Net Sales

               Fourth quarter 1997 net sales as compared to net sales for the fourth quarter 1996 increased 52% to $212.1 million, due to a 23% increase in comparable store sales and sales attributable to new and remodeled stores. Comparable store sales increases were strong in both the men's and women's businesses as both were driven by a very strong knit business. Additionally, fourth quarter 1997 net sales included results from the first Holiday issue of the A&F Quarterly, a catalog/magazine, which accounted for 1.7% of total net sales.

               Thirteen-week fourth quarter 1996 net sales as compared to net sales for the fourteen-week fourth quarter 1995 increased 31% to $139.2 million, due to an 8% increase in comparable store sales and sales attributable to new and remodeled stores. Comparable store sales increases were strong in both the men's and women's businesses. Sweaters were the best performing category in each business.

               Net sales for 1997 increased 56% to $521.6 million over the same period in 1996. The sales increase was attributable to the net addition of 29 stores and a 21% comparable store sales increase. Comparable store sales increases were equally strong in both men's and women's businesses and their performance strength was broadly based across all major merchandise categories. Net sales per selling square foot for A&F increased 24%, driven principally by an increase in the number of transactions per store.

               Net sales for 1996 increased 42% to $335.4 million over the fifty-three week 1995 fiscal year. The sales increase was attributable to the net addition of 27 stores and a 13% comparable store sales increase. Consistent with A&F's strategy, the women's business continued to increase as a proportion of the total business, with sweaters and pants the strongest performing categories. The men's business also achieved significant growth with its strongest categories being sweaters, pants and denim. Net sales per selling square foot for A&F increased 5%.

Gross Income

               Gross income increased, expressed as a percentage of net sales, to 45.4% for the fourth quarter of 1997 from 43.0% for the same period in 1996. The increase was attributable to improved merchandise margins (representing gross income before the deduction of buying and occupancy costs) resulting from higher IMUs and a lower markdown rate. As a result of improved inventory turnover, fewer markdowns, expressed as a percentage of net sales, were needed in the fourth quarter of 1997 to clear season-end merchandise as compared to the same period in 1996.

               Gross income increased, expressed as a percentage of net sales, to 43.0% for the fourth quarter of 1996 from 37.4% for the same period in 1995. The increase was due to a significant increase in merchandise margins and a reduction in buying and occupancy costs, expressed as a percentage of net sales. The increase in merchandise margins was the result of higher IMU. The decrease in buying and occupancy costs was primarily attributable to higher sales productivity associated with the 8% increase in comparable store sales.

               For the year, the gross income rate increased to 38.5% in 1997 from 36.9% in 1996. The improvement was the result of higher merchandise margins, expressed as a percentage of net sales. Improved IMU in both the men's and women's businesses drove the increase in merchandise margins. Buying and occupancy costs, expressed as a percentage of net sales, declined slightly due to leverage achieved from comparable store sales increases.

               In 1996, the gross income rate increased to 36.9% from 33.9% in 1995. Merchandise margins, expressed as a percentage of net sales, improved due to a higher IMU in both the men's and women's businesses. Buying and occupancy costs, expressed as a percentage of net sales, declined due to a 13% increase in comparable store sales, including a 5% increase in net sales per selling square foot.

General, Administrative and Store Operating Expenses

               General, administrative and store operating expenses, expressed as a percentage of net sales, were 17.5% in the fourth quarter of 1997 and 17.6% in the comparable period in 1996. The improvement resulted primarily from favorable leveraging of expenses due to higher sales volume. Included in these expenses for the fourth quarter of 1997 was approximately $2.6 million of compensation expense associated with restricted stock grants awarded to key executives of A&F.

               For the year, general, administrative and store operating expenses, expressed as a percentage of net sales, were 22.4%, 23.2% and 23.8% for 1997, 1996 and 1995, respectively. The improvement during the three-year period resulted from management's continued emphasis on expense control and favorable leveraging of expenses, primarily stores expenses, due to higher sales volume.

Operating Income

               Operating income, expressed as a percentage of net sales, was 27.9%, 25.4% and 19.8% for the fourth quarter of 1997, 1996 and 1995 and 16.1%, 13.7% and 10.1% for fiscal years 1997, 1996 and 1995. The improvement was the result of higher merchandise margins coupled with lower general, administrative and store operating expenses, expressed as a percentage of net sales. Sales volume and gross income have increased at a faster rate than general, administrative and store operating expenses as A&F continues to emphasize cost controls.

Interest Expense

               Fourth quarter 1997 net interest expense of $305,000 improved $820,000 from 1996 fourth quarter net interest expense of $1.1 million. Interest expense in the fourth quarter of 1997 and 1996 included $975,000 associated with $50 million of long-term debt. The balance represented net interest income from temporary investments in the fourth quarter of 1997, while net interest expense in the fourth quarter of 1996 was primarily due to higher borrowing levels.

               A&F's year-to-date interest expense was $3.6 million, down $1.3 million from $4.9 million in 1996 due primarily to lower average borrowing levels.

Financial Condition

               A&F's continuing growth in operating income provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

   Liquidity and Capital Resources

               Cash provided by operating activities and cash funding from The Limited's centralized cash management system provided the resources to support operations, including seasonal requirements and capital expenditures. A summary of A&F's working capital position and capitalization follows (thousands):

                                           1997           1996          1995
                                           ----           ----          ----
Cash provided by operating activities.    $100,195       $46,836      $ 12,714
Working capital.......................    $ 42,000       $ 1,288      $(70,940)
Capitalization
     Long-term debt...................    $ 50,000       $50,000            --
     Shareholders' equity (deficit)...      58,775        11,238       (22,622)
                                         --------       -------      --------
Total capitalization..................    $108,775       $61,238      $(22,622)
                                          ========       =======      ========



               A&F considers the following to be measures of liquidity and capital resources:

                                                             1997   1996   1995
                                                             ----   ----   ----
Debt-to-capitalization ratio (long-term debt divided
     by total capitalization).............................    46%    82%   n/m
Cash flow to capital investment (net cash provided
  by operating activities divided by capital expenditures)   340%   193%    52%


----------
n/m = not meaningful


               Net cash provided by operating activities totaled $100.2 million, $46.8 million and $12.7 million for 1997, 1996 and 1995.


               In 1997, the $100.2 million net cash provided by operating activities increased from the comparable period last year due primarily to the increase in net income before depreciation and amortization. Accounts payable and accrued expenses increased in 1997 as a result of the increases of $7.8 million in merchandise payables due to the timing of receipts for Spring goods and $2.3 million of accrued rent. Cash requirements for inventory decreased in 1997 consistent with A&F's strategy to improve inventory turnover.


               Investing activities were for capital expenditures, which were primarily for new stores.

               Financing activities in 1997 consisted primarily of activity through The Limited's centralized cash management system. Financing activities in 1996 include $150 million in proceeds from borrowings under a bank credit agreement, which, along with the $8.6 million working capital note, were later repaid with funds made available from the A&F IPO and cash flow from operations. Proceeds of the $150 million bank credit agreement were used to repay $91 million of intercompany debt and $32 million of trademark obligations and fund a $27 million dividend to The Limited. Other financing activities were due to intercompany and cash management account activity (see
Note 8 to the A&F Consolidated Financial Statements).

               In connection with the plan to establish A&F as a fully independent company via the Transactions (see Note 1 the A&F Consolidated Financial Statements), A&F is in the process of negotiating credit facilities that will be separate and independent of The Limited.

    Capital Expenditures

               Capital expenditures, primarily for new and remodeled stores, amounted to $29.5 million, $24.3 million and $24.5 million for 1997, 1996 and 1995.

               A&F anticipates spending $40 to $50 million in 1998 for capital expenditures, of which $35 to $42 million will be for new stores, remodeling and/or expansion of existing stores and related improvements. A&F intends to add approximately 235,000 selling square feet in 1998, which will represent a 19% increase over year end 1997. It is anticipated the increase will result from the addition of 30 new stores and the remodeling and/or expansion of four stores. A&F estimates that the average cost for leasehold improvements, furniture and fixtures for stores opened in 1998 will approximate $750,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $275,000 per store.

               Additionally, A&F plans to open 10 to 15 children's stores in 1998. The planned store size is approximately 3,200 selling square feet and the average cost for leasehold improvements, furniture and fixtures will be approximately $470,000.

               A&F expects that substantially all future capital expenditures will be funded by net cash provided by operating activities.

Information Systems and "Year 2000" Compliance

               A&F recently completed a comprehensive review of its information systems and is involved in a program to update computer systems and applications in preparation for the year 2000. A&F will incur internal staff costs as well as outside consulting and other expenditures related to this initiative. Total expenditures related to remediation, testing, conversion, replacement and upgrading system applications are expected to range from $3.0 to $4.0 million from 1997 through 2000. Total incremental expenses, including depreciation and amortization of new package systems, remediation to bring current systems into compliance and writing off legacy systems are not expected to have a material impact on A&F's financial condition in any year during the conversion process from 1997 through 2000.

               A&F is attempting to contact vendors and others on whom it relies to ensure that their systems will be converted in a timely fashion. However, there can be no assurance that the systems of other companies on which A&F's systems rely will also be converted in a timely fashion or that any such failure to convert by another company would not have an adverse effect on A&F's systems. Furthermore, no assurance can be given that any or all of A&F's systems are or will be Year 2000 compliant, or that the ultimate costs required to address the Year 2000 issue or the impact of any failure to achieve substantial Year 2000 compliance will not have a material adverse effect on A&F's financial condition.

Impact of Inflation

               A&F's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, A&F believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

Adoption of New Accounting Standards

               During the fourth quarter of 1997, A&F adopted SFAS No. 128, "Earnings Per Share" which requires A&F to disclose basic and diluted earnings per share for all periods presented.



                                 BUSINESS OF A&F

               Abercrombie & Fitch is a rapidly growing specialty retailer of high-quality, casual apparel for men and women approximately 15 to 50 years of age. A&F's net sales have increased from $85.3 million in 1992 to $521.6 million in 1997, representing a compound annual growth rate of 44%. During this time, operating income has improved from an operating loss of $10.2 million in 1992 to operating income of $84.1 million in 1997, while the number of A&F stores in operation more than tripled, increasing from 40 at the end of 1992 to 156 at the end of 1997. A&F plans to continue this new store expansion program by opening 30 new stores in 1998 and by increasing the number of stores in operation by approximately 20% annually for the next several years thereafter.

               The A&F brand was established in 1892 and became well known as a supplier of rugged, high-quality outdoor gear. Famous for outfitting the safaris of Teddy Roosevelt and Ernest Hemingway and the expeditions of Admiral Byrd to the North and South Poles, A&F goods were renowned for their durability and dependability--and A&F placed a premium on complete customer satisfaction with each item sold. In 1992, a new management team began repositioning A&F as a more fashion-oriented casual apparel business directed at men and women with a youthful lifestyle. In reestablishing the A&F brand, A&F combined its historical image for quality with a new emphasis on casual American style and youthfulness. A&F believes that this strategic decision has contributed to the strong growth and improved profitability it has experienced since 1992.

               A&F estimates that the men's and women's apparel market generated approximately $140 billion in retail purchases in 1997 and that men's and women's apparel total sales volume grew at a compound annual rate of approximately 4.4% between 1992 and 1997. A&F's compound annual growth of 44% during this period has outpaced that of the industry. A&F believes that the size of A&F's market, coupled with its business strengths and growth strategies, should provide significant opportunities for growth and increased market share in the future.

Business Strengths

               A&F believes that certain business strengths have contributed to its success in the past and will enable it to continue growing profitably.

               o Established and Differentiated Lifestyle Brand. A&F has created a focused and differentiated brand image based on quality, youthfulness and classic American style. This image is consistently communicated through all aspects of A&F's business, including merchandise assortments, in-store marketing, print advertising and the recently introduced A&F Quarterly, a catalog/magazine. A&F believes that the strength of the A&F brand provides opportunities for increased penetration of current merchandise categories and entry into new product categories.

               o Broad and Growing Appeal. A&F's merchandise assortment appeals to a broad range of customers with varying ages and income levels. A&F believes that both men and women interested in casual, classic American fashion are attracted to the A&F lifestyle image. A&F also believes that the brand's broad appeal has been augmented by, and should continue to benefit from, the current trend in fashion toward casual apparel.

               o Proven Management Team. Since the current management team assumed responsibility in 1992, A&F has increased the level of brand awareness and consistently reported improved financial results. In addition, A&F's senior management has significant experience, with an aggregate of over one hundred years in the retail business. A&F believes that management's substantial experience and demonstrated track record of highly profitable growth strongly positions A&F for the future.

               o Consistent Store Level Execution. A&F believes that a major element of its success is the consistent store level execution of its brand strategy. Store presentation is tightly controlled by A&F and is based on a detailed and comprehensive store plan regarding visual merchandising, marketing and fixtures to assure that all stores provide a consistent portrayal of the brand. Store associates are trained as "brand representatives" who convey and reinforce the brand image through their attitude and enthusiasm.

               o Quality. Since its founding over 100 years ago, A&F has maintained a strong reputation for quality. This reputation has been enhanced in recent years as management has made quality a defining element of the brand. A&F sources high quality natural fabrics from around the world and uses distinctive trim details and specialized washes to achieve a unique style and comfort in its products. As part of this focus on quality, A&F establishes on-going relationships with key factories to ensure reliability and consistency of production.

               o Internal Design and Merchandising Capabilities. The cornerstone of A&F's business is its ability to design products which embody the A&F image. A&F develops substantially all of its merchandise line through its own design group, which allows it to develop exclusive merchandise and offer a consistent assortment within a season and from year to year. In addition, because A&F's merchandise is sold exclusively in its own stores, A&F is able to control the presentation and pricing of its merchandise, provide a higher level of customer service and closely monitor retail sell-through, which provides competitive advantages over other brand manufacturers that market their goods through department stores.

Growth Strategy

               A&F has implemented a growth strategy designed to permit A&F to capitalize on its business strengths. The principal elements of A&F's growth strategy are summarized below:

               o New Store Growth. Beginning in 1993, A&F began its store expansion program. Since then, A&F has opened 121 stores and plans to continue this store expansion program by opening 30 new stores in 1998 and increasing the number of stores in operation by approximately 20% annually for the next several years thereafter. While most stores to be opened in 1998 will be in regional shopping malls, A&F believes that selected street locations in university and high-traffic urban settings also provide attractive expansion opportunities. Given the strength of the A&F brand and its customer demographics, management believes that, in the current format, there will be approximately 250 additional mall and street location sites available for new stores.

               o Further Penetration of Existing Merchandise Categories. Management believes that A&F's ability to design and market new merchandise quickly and effectively has been a key element of its success. In recent years A&F has significantly broadened its assortment in existing categories in order to increase volume and productivity. Key classifications such as sweaters, knits, pants and outerwear have been expanded, and new categories such as men's and women's underwear/loungewear have been added. As a result of A&F broadening its product mix, it has been able to flow fresh merchandise to the stores on a more frequent basis. In 1998 and beyond, A&F will continue to focus on building its core classifications to drive the volume growth of the business.

               o Introduction of New Business Concepts. A&F believes that it can successfully extend the A&F brand into new merchandise categories to further increase sales and profit growth. In 1997 A&F introduced A&F Quarterly, a catalog/magazine, to enhance and reinforce the A&F brand image. In 1998 A&F will also begin testing a kids' business. The initial test will include 10-15 stores in major regional malls. Future openings will be determined based on the results of the initial test.

A&F Stores

    Store Environment

               A&F stores and point-of-sale marketing are designed to convey the principal elements and personality of the brand--quality, casual American fashion and a youthful lifestyle. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a shopping experience that is consistent with the A&F lifestyle. A&F's in-store photographs are also principal components in creating and enhancing the casual, energized environment of the stores. These photographs, which are enlarged and displayed prominently throughout the stores, contain distinctive black and white images of men and women engaged in activities identified with an active, fun lifestyle. A&F believes that its customers experience the A&F stores as entertaining destinations, in which they feel welcomed and comfortable.

               A&F's sales associates, or brand representatives, are a central element in creating the entertaining, yet comfortable, atmosphere of the stores. In addition to providing a high level of customer service, the brand representatives reflect the casual, energetic attitude of the A&F brand and culture. In conjunction with other components of the store environment, A&F believes its brand representatives significantly contribute to a store atmosphere that is consistent with a gathering among friends.

               A&F maintains a uniform appearance throughout its store base, in terms of merchandise display and location on the selling floor. Store managers receive detailed store plans that dictate fixture and merchandise placement to ensure uniform execution of the merchandising strategy at the store level. Standardization of store design and merchandise presentation also creates cost savings in store furnishings, maximizes usage and productivity of selling space and allows A&F to efficiently open new stores. In Fall 1996, A&F introduced a new, more sophisticated store prototype that seeks to further stress the casual, youthful nature of the A&F brand accomplished in part through the use of lighter colors throughout the store and wood floors.

     Store Expansion Program

               A&F stores are located principally in regional shopping malls. At February 10, 1998, A&F operated 156 stores nationwide, averaging 7,910 selling square feet. See "--Properties" on page 77 for a listing of store locations by state. The table below highlights the store expansion strategy pursued by A&F:

                                                                                                            Average Store
                  Stores Open       Stores Opened     Stores Closed     Stores Open                         Selling Space
                at beginning of         during            during         at end of           Total            at end of
Fiscal Year       Fiscal Year        Fiscal Year       Fiscal Year      Fiscal Year      Selling Space       Fiscal Year
-----------       -----------        -----------       -----------      -----------      -------------       -----------
                                                                                        (000's sq. ft.)       (sq. ft.)
1993........          40                 9                --              49                 405             8,265
1994........          49                20                 2              67                 541             8,075
1995........          67                33                --             100                 792             7,920
1996........         100                29                 2             127               1,006             7,921
1997........         127                30                 1             156               1,234             7,910




               A&F plans to open 30 stores in 1998 (none of which have been opened to date) and increase the number of stores in operation by approximately 20% annually for the next several years thereafter. While most of the stores to be opened in 1998 will be in regional shopping malls, A&F believes that selected street locations in university and high-traffic urban settings also provide attractive expansion opportunities. In evaluating real estate locations A&F considers a variety of criteria. Regional malls are measured based on strength of anchor stores, the fashion and quality mix of other specialty tenants and population and income characteristics of the surrounding area. Non-mall locations are assessed in terms of strength of other nearby specialty stores, and whether the shopping area attracts a customer mix consistent with the lifestyle characteristics targeted by the brand. Additionally, A&F will be testing a kids' business in 10-15 stores in 1998.

               A key element of A&F's new store strategy is to open new stores with trained managers in place. A&F targets that all managers of new stores have prior experience in other A&F stores in either the manager or assistant manager position.

               New Store Economics

               The new A&F stores that were opened in 1996 averaged $3.6 million in net sales in 1997 and produced net sales per selling square foot of approximately $445. The average cost for leasehold improvements, furniture and fixtures for these stores was approximately $750,000 per store, after giving effect to landlord allowances. Inventory purchases for such stores averaged $265,000 per store. These stores generated an average after-tax return on investment (after-tax four wall contribution divided by capital investment and average inventory) of approximately 65% in 1997.

               A&F estimates that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 1998 will be approximately $750,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to be less than $30,000. In addition, inventory purchases are expected to average approximately $275,000 per store.

               A&F's stores have typically exceeded management's store operating profitability and return on asset targets during the first year of operation.

Merchandising

      Product Mix

               A&F designs and sells all of its merchandise under its proprietary A&F brand. The merchandise assortment covers a broad range of classifications in men's and women's casual apparel. In addition, A&F offers a broad range of accessories that includes belts, socks, caps, boxers, underwear and personal care products.

               The following table sets forth A&F's merchandise mix by major category as a percentage of net sales for the years 1995-1997.

                           1995         1996         1997
                           ----         ----         ----
Men's................        60.2%        56.0%        54.4%
Women's..............        39.8         44.0         45.6
Total Company........       100.0%       100.0%       100.0%




               Over the past several years, A&F has increased the square footage and the size of the merchandise offering devoted to women's sportswear, which has resulted in an increase in the women's business as a percentage of total net sales.

               A&F believes that there are major opportunities to increase volume through both increased penetration of the existing classifications and adding new merchandise classifications. Management believes that A&F's ability to design and market new merchandise quickly and effectively has been a key element of its success. In recent years A&F has significantly broadened its assortment in existing categories in order to increase volume and productivity.

               A&F believes it can extend the A&F brand into new merchandise categories and further increase sales productivity and growth. A&F believes that its internal design capability will continue to develop new merchandise categories to reflect the A&F image.

               A&F's point-of-sale information system allows management to track the performance of merchandise items on a stock-keeping unit or "SKU" basis. Reorder "triggers" are used to replenish inventory of strong selling items. In addition, performance by store at a SKU level is tracked to allow inventory to be replenished based on differences in selling trends by store.

      Product Design

               The cornerstone of A&F's business is its ability to design products which embody the A&F image of a casual, youthful lifestyle. Since the new management team joined A&F in 1992, a major strategy has been to build an internal design group. The product development process begins with senior management in the merchandising and design areas, who develop seasonal merchandise themes and concepts. These concepts are used to create line lists of items that are then developed by the designers. Designs cover not only fabric content, specifications and colors, but also labels, hangtags and other descriptive marketing. In developing concepts and designs, A&F's executives identify trends through domestic and foreign travel, retail shopping and awareness of activities favored by the young, active segment of the population.

      Product Quality

               Throughout its over 100 year history, quality has been a major element of the A&F brand. A&F strives to offer distinct, high quality merchandise in order to enhance customer satisfaction and increase brand loyalty. A&F emphasizes natural fibers and uses a number of different washes to achieve the desired comfort and hand-feel in its products. A&F's designers also place significant importance on developing distinctive trim details. Many of the products have unique buttons, pocket detailing, labels, graphic designs and hangtags. As part of this focus on quality, A&F establishes on-going relationships with key factories to ensure reliability and consistency of production. All factories used for A&F's production are approved for quality and dependability by senior management before orders are placed.

Marketing and Promotion

               A&F's marketing and promotional strategies are consistent with its established and differentiated lifestyle brand. The significant brand equity in the A&F name enables A&F to maintain a non-promotional price strategy in most of its merchandise classifications throughout the year. A&F conducts four promotional events each year. These events are intended to clear seasonal goods in advance of introducing new full-priced assortments and returning the stores to their generally non-promotional status. A&F's pricing strategy is designed to deliver the quality consistent with designer brands at price points below those typically associated with such designers.

               A&F focuses its advertising efforts on in-store displays and print media. In-store advertising includes a series of distinctive black and white photographs that are enlarged and prominently displayed throughout the stores. These photographs portray men and women engaged in activities identified with an active and spirited lifestyle and connote the timeless quality associated with the A&F brand. Print media advertising is focused on selected national publications and, as with the in-store photographs, communicates and reinforces the A&F brand image.

               In addition, A&F introduced the A&F Quarterly, a catalog/magazine, to further enhance and build the brand image. The A&F Quarterly features numerous lifestyle photographs (consistent with the in-store photographs) in addition to editorial features on seasonal topics.
Merchandise presented in the A&F Quarterly is also found in the stores.

               The A&F website was introduced in 1996 and has evolved into a lifestyle piece targeted at the A&F customer. The site uses images from the A&F stores and the A&F Quarterly and is interactive.

Associates

               Customer service is a defining feature of the A&F corporate culture. A&F believes that knowledgeable and enthusiastic sales associates have a direct impact on a customer's perception of the brand. Accordingly, A&F focuses significant resources on the selection and training of sales associates. A&F stresses the role of these sales associates as "brand representatives", and they are expected to reflect the lifestyle image of the brand. Brand representatives are required to be familiar with the full range of A&F merchandise and to have the ability to assist customers with merchandise selection. A&F minimizes brand representatives' time spent on administrative functions by centrally determining merchandise display and replenishment, markdowns and labor scheduling. By emphasizing friendliness, product knowledge and personal attention, management believes that A&F has established a reputation for excellent customer service.

               The typical management of an A&F store consists of one store manager and three to five assistant managers. A&F compensates its district and store managers with a base salary plus a performance bonus based primarily on store sales. A&F's store, district and regional managers spend a majority of their work week on A&F selling floors, providing leadership through coaching the staff and assisting customers.

               At January 31, 1998, A&F had approximately 6,700 associates, of whom approximately 500 were full-time salaried associates and approximately 700 were full-time hourly associates. A significant number of associates are hired on a seasonal basis to meet demand during holiday gift-buying seasons. The balance were part-time hourly associates. None of A&F's associates is represented by a labor union. A&F believes that its relationship with its associates is good.

Sourcing

               A&F utilizes a variety of sourcing arrangements. Mast Industries, Inc. ("Mast"), a wholly owned subsidiary of The Limited, supplied approximately 41% of the apparel purchased by A&F in 1997. A&F believes all transactions entered into with Mast are on an arm's-length basis, and A&F is not obligated to source product through Mast. As Mast generally has operated as if it were an unrelated party, A&F does not expect that its sourcing arrangements with Mast will be affected in any material respect by the Transactions.


               In 1997, approximately 39% of A&F's merchandise was sourced from independent foreign factories located primarily in the Far East. A&F has no long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States from countries in that region. A&F competes with other companies for production facilities and import quota capacity. In addition, although the General Agreement on Tariffs and Trade ("GATT") adopted on December 8, 1994 requires the elimination of duties, tariffs and quotas on apparel and textile products by January 1, 2005, the GATT treaty is not expected to have any meaningful effect on the import of merchandise used in A&F's business for several years. A&F attempts to monitor manufacturing to ensure that no one company or country is responsible for a disproportional amount of A&F's merchandise. A&F typically transacts business on an order-by-order basis and does not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor. A&F believes that it has good relationships with its vendors and that, as the number of its stores increases, there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms. See "Risk Factors--Risk Factors Regarding A&F" on page 17.


Central Store Planning


               A&F's store design and construction operations are handled centrally by the Store Planning division of The Limited ("Limited Store Planning"). Limited Store Planning is organized into teams comprised of designers, construction managers, architects, purchasing agents and financial personnel who are responsible for all phases of store design and construction. Teams are assigned to work with the senior management of a specific retail business (including A&F) to develop and implement store designs that are consistent with and promote the image of a given retail business. A&F and The Limited are parties to an agreement pursuant to which The Limited provides such services to A&F. The Limited's obligation to provide these services will terminate one year after the consummation of the Exchange Offer. For additional information with respect to the arrangements between A&F and The Limited, see "Relationship between The Limited and A&F--Services Agreement" on page 98.


Central Real Estate Management


               A&F's real estate operations, including all aspects of lease negotiations, are handled by the real estate division of The Limited. A&F and The Limited are parties to an agreement pursuant to which The Limited provides such services to A&F. The Limited's obligation to provide these services will terminate one year after the consummation of the Exchange Offer. For additional information with respect to the arrangements between A&F and The Limited, see "Relationship between The Limited and A&F--Services Agreement" on page 98.

               Potential new stores, locations, expansions and relocations are identified by A&F and by The Limited's real estate division. In choosing new sites for retail stores, The Limited's real estate division provides financial details regarding the proposed lease arrangement to A&F, which then evaluates the net required investment and potential rates of return relative to A&F's established hurdle rates before the store is approved for construction. The actual construction of the store is managed by Limited Store Planning. Although the real estate division retains control over the allocation of space within a given mall among the various retail businesses of The Limited, including A&F, each individual business is entitled to reject any transaction negotiated by the real estate division of The Limited. See "Risk Factors--Risk Factors Regarding A&F" on page 17. Real estate decisions are based on a number of factors, including consistency with a given business image, sales and profit potential, the overall economic condition and demographic characteristics of the market, the identity of the other tenants in close proximity and the availability of acceptable lease terms.


Merchandise Distribution


               A&F's distribution operations are managed in a distribution center owned by The Limited and subleased to A&F. See "Relationship between The Limited and A&F--Sublease Agreement" on page 98. The distribution center is located in Reynoldsburg, Ohio. Once received at the distribution center, merchandise is inspected, packed for delivery to the stores and forwarded to a central shipping facility operated by Limited Distribution Services ("LDS"), a subsidiary of The Limited, which also provides certain engineering services to the distribution center.

               LDS also maintains a worldwide logistics network of agents and space availability arrangements to support the in-bound movement of merchandise into the distribution center. The out-bound shipping system consists of common carrier line haul routes connecting the distribution center to a network of delivery agents. This system allows each store operated by A&F to receive several deliveries each week and daily during the peak holiday shopping season, which A&F believes is more frequent than A&F's smaller competitors. LDS does not own or operate trucks or trucking facilities. A&F and The Limited are parties to an agreement pursuant to which LDS provides such services to A&F on a basis consistent with past practices. The Limited's obligation to provide these services will terminate three years after the consummation of the Exchange Offer. For additional information with respect to the arrangements between A&F and The Limited, see "Relationship between The Limited and A&F--Services Agreement" on page 98.

Management Information Systems

               A&F's management information systems and electronic data processing systems consist of a full range of retail, financial and merchandising systems, including credit, inventory distribution and control, sales reporting, accounts payable, merchandise reporting and distribution. A&F has an information system that is uniquely structured to the needs of its particular business. Certain of the equipment used in the management information systems is owned by The Limited. A&F and The Limited are parties to an agreement pursuant to which A&F uses such equipment. The Limited's obligation to provide these services will terminate one year after the consummation of the Exchange Offer. For additional information with respect to the arrangements between A&F and The Limited, see "Relationship between The Limited and A&F--Services Agreement" on page 98.


               Sales are updated daily in the merchandise reporting systems by polling sales information from each store's point-of-sale ("POS") terminals. A&F's POS system consists of registers providing price look-up, scanning of bar-coded tickets and credit authorization. Through automated nightly two-way electronic communication with each store, sales information, payroll hours and store initiated transfers are uploaded to the host system, and price changes are downloaded through the POS devices. The nightly communication with the stores also enables A&F to receive store transfer and physical inventory details and send electronic mail. A&F evaluates information obtained through daily reporting to implement merchandising decisions regarding markdowns and allocation of merchandise.

Trademarks and Servicemarks

               A subsidiary of A&F is the owner in the United States of the Abercrombie & Fitch trademark (the "Name Mark"). The Name Mark of A&F is registered in the United States Patent and Trademark Office. The term of this registration is ten years, and it is renewable for additional ten-year periods indefinitely, so long as the mark is still in use at the time of renewal. A&F's rights in its Name Mark are a significant part of A&F's business. A&F, therefore, intends to maintain its Name Mark and its registration. A&F is not aware of any claims of infringement or other challenges to A&F's right to register or use its Name Mark in the United States.

               Another subsidiary is the owner in the United States of trademarks and service marks used to identify A&F's merchandise and services, other than its Name Mark (the "Merchandise Marks"). Many of the Merchandise Marks of A&F are registered in the United States Patent and Trademark Office. The Merchandise Marks are important to A&F, and, therefore, A&F intends to, directly or indirectly, maintain these marks and their registrations. However, A&F may choose not to renew a registration of one or more of its Merchandise Marks if it determines that the mark is no longer important to its business. A&F does not believe any material claims of infringement or other challenges to A&F's right to register or use its Merchandise Marks in the United States in a manner consistent with its current practices are pending.

               A&F also conducts business in foreign countries principally as a result of the fact that a substantial portion of its merchandise is manufactured outside the United States. A&F believes its subsidiaries own registrations of its Name Mark and Merchandise Marks in numerous foreign countries to the degree necessary to protect such marks, although there may be restrictions on the use of certain of A&F's marks in a limited number of foreign jurisdictions.

               A&F has not licensed any of its trademarks or service marks to any other entity, although, for so long as A&F remains a subsidiary of The Limited, The Limited will be entitled to use A&F's trademarks and service marks at no cost to The Limited in The Limited's annual report to stockholders and publicity materials and for other similar purposes.

Competition


               All aspects of A&F's businesses are highly competitive. A&F competes primarily with department stores, mass merchandisers and other specialty retailers, including The Limited. See "Risk Factors--Risk Factors Regarding A&F--Competition with The Limited" on page 17. A&F believes that the principal bases upon which it competes are quality, fashion, service, selection and price.


               A&F believes that it has significant competitive advantages because of high consumer recognition and acceptance of its brand name and its strong presence in the major shopping malls in the United States, and the experience of its management team. Certain of A&F's competitors in selected product lines are larger and have greater financial, marketing and other resources than A&F, however, and there can be no assurance that A&F will be able to compete successfully with them in the future.

Properties


               The main offices of A&F are located in Reynoldsburg, Ohio. These headquarters are owned by The Limited and subleased to A&F. A&F also has a distribution center located in Reynoldsburg, Ohio which is owned by The Limited and subleased to A&F. A&F believes that its facilities are well maintained, in good operating condition and adequate for its current needs. See "Relationship between The Limited and A&F--Sublease Agreement" on page 98.

               As of February 10, 1998, A&F operated 156 stores, which are located primarily in shopping malls throughout the United States. Of these stores, 154 were leased directly from third parties (principally shopping mall developers) and two were leased from retail stores operated by other businesses of The Limited. See "Relationship between The Limited and A&F--Shared Facilities Agreements" on page 98. A&F believes that, as of February 10, 1998, approximately 97.0% of its stores are located in shopping malls, and that there are growth opportunities for expansion to free-standing locations.


               Leases with third parties are typically between 10 and 15 years in duration. In most cases, the business unit pays an annual base rent plus a contingent rent based on the store's annual sales in excess of a specified threshold. Leases with other businesses of The Limited are on terms that represent the proportionate share of the base rent payable in accordance with the underlying lease plus the portion of any contingent rent payable in accordance with the underlying lease attributable to the performance of A&F. Many of the leases entered into by A&F are guaranteed by The Limited. A&F management believes that its size and financial strength should allow it to enter into leases on attractive terms without guarantees from The Limited, and it is the intent of both The Limited and A&F that future A&F leases will not be guaranteed by The Limited.

               The list below sets forth the number of stores by state operated by A&F in the United States and the cities in which A&F stores are located as of February 10, 1998:

Alabama-2
  Birmingham
  Hoover

Arizona-2
  Mesa
  Scottsdale

Arkansas-1
  Little Rock

California-10
  Costa Mesa
  Glendale
  Los Angeles
  Redondo Beach
  Sacramento
  San Diego (2)
  San Francisco (2)
  San Mateo

Colorado-6
  Boulder
  Colorado Springs
  Denver (4)

Connecticut-4
  Danbury
  Farmington
  Milford
  Stamford

District of Columbia-1

Florida-6
  Altamonte Springs
  Brandon
  Miami (2)
  Orlando
  W. Palm Beach

Georgia-7
  Alpharetta
  Atlanta (3)
  Duluth
  Kennesaw
  Savannah

Illinois-8
  Aurora
  Chicago
  Northbrook
  Oakbrook
  Orland Park
  Schaumburg
  Skokie
  Vernon Hills

Indiana-3
  Evansville
  Indianapolis (2)

Kansas-3
  Lawrence
  Leawood
  Overland Park

Kentucky-2
  Lexington
  Louisville

Louisiana-2
  Baton Rouge
  New Orleans

Maryland-3
  Bethesda
  Owings Mills
  Towson

Massachusetts-9
  Boston
  Braintree
  Burlington
  Cambridge
  Chestnut Hill
  Holyoke
  Marlborough
  Natick
  Peabody

Michigan-7
  Ann Arbor
  Grand Rapids
  Novi
  Okemos
  Portage
  Sterling Heights
  Troy

Minnesota-3
  Bloomington
  Minnetonka
  Roseville

Mississippi-1
  Ridgeland

Missouri-3
  Chesterfield
  Kansas City
  St. Louis

Nebraska-1
  Omaha

Nevada-2
  Las Vegas

New Hampshire-2
  Nashua
  Salem

New Jersey-6
  Cherry Hill
  Edison
  Freehold
  Paramus
  Short Hills
  Wayne

New Mexico-1
  Albuquerque

New York-10
  Albany (2)
  Buffalo
  Garden City
  Manhasset
  New York City
  Rochester
  Staten Island
  Victor
  White Plains

North Carolina-5
  Charlotte
  Durham
  Greensboro
  Raleigh
  Winston Salem

Ohio-9
  Beachwood
  Beaver Creek
  Cincinnati (2)
  Cleveland
  Columbus (2)
  Strongsville
  Toledo

Oklahoma-2
  Oklahoma City
  Tulsa

Oregon-1
  Tigard

Pennsylvania-7
  King of Prussia
  Langhorn
  Monroeville
  Pittsburgh (2)
  Whitehall
  Willow Grove

South Carolina-2
  Charleston
  Greenville

Tennessee-4
  Chattanooga
  Knoxville
  Memphis
  Nashville

Texas-9
  Austin
  Cedar Park
  Dallas (2)
  Fort Worth
  Houston
  San Antonio
  Sugar Land
  The Woodlands

Virginia-5
  Arlington
  Fairfax
  McLean
  Richmond
  Virginia Beach

Washington-4
  Bellevue
  Lynnwood
  Redmond
  Seattle

Wisconsin-3
  Appleton
  Madison
  Wauwatosa


                            BUSINESS OF THE LIMITED

               The Limited is one of the nation's leading mall-based specialty retailers. As of __________, 1998, The Limited, through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel operates 3,774 specialty stores. The Limited also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret and Bath & Body Works stores, operates 1,710 specialty stores as of February 10, 1998, and distributes apparel internationally through the Victoria's Secret Catalogue. The Limited currently owns approximately 84% of A&F, which operates 156 stores as of February 10, 1998, but will no longer own any of A&F upon the consummation of the Transactions.

               Intimate Brands is a leading specialty retailer of intimate apparel and personal care products, operating primarily under its Victoria's Secret and Bath & Body Works brand names. Under the Victoria's Secret name, The Limited is the leading mall-based specialty retailer of women's intimate apparel and related products, and a leading catalogue retailer of intimate and other women's apparel. Victoria's Secret operates over 780 stores nationwide and in 1997 mailed approximately 425 million catalogues. Under the Bath & Body Works name, The Limited is the leading mall-based specialty retailer of personal care products. Launched in 1990, Bath & Body Works operates over 920 stores nationwide. Intimate Brands had net sales of approximately $3.6 billion in 1997.

               Express is a leading specialty retailer of women's sportswear and accessories. Express' strategy is to offer, under the Express brand, an exciting collection of quality sportswear designed to appeal to a broad range of young-minded, spirited women looking for the latest in current fashion. Launched in 1980, Express had net sales of approximately $1.2 billion in 1997 and operated 753 stores in 48 states.

               Lerner New York is a leading mall-based specialty store retailer of value priced women's apparel. The division's repositioned merchandising strategy is to be the leading fashion-at-a-value women's specialty retailer offering its customer a fashion-coordinated flexible wardrobe at opening price points. Originally founded in 1918, Lerner New York was purchased by The Limited in 1985. Lerner New York had net sales of approximately $946 million in 1997 and operated 746 stores in 45 states.


               Lane Bryant is a leading specialty store retailer of large-size women's apparel. The division targets fashion-conscious women who are seeking moderately-priced clothing in sizes 14-28. Originally founded in 1900, Lane Bryant was acquired by the Limited in 1982. The division had net sales of approximately $907 million in 1997 and operated 773 stores in 46 states.


               Limited Stores is one of the oldest and largest mall-based specialty store retailers. In early 1995, the division repositioned its merchandising strategy to focus its historically strong brand name on an "American Lifestyle" point of view, targeting fashion-oriented women who prefer a classic and comfortable wardrobe and seek consistency in style, taste, quality and fit. Founded in 1963, Limited Stores had net sales of approximately $776 million in 1997 and operated 629 stores in 46 states.

               Structure is a leading mall-based specialty retailer of men's clothing. Structure targets men with an active, outdoor-oriented lifestyle. In 1996, Structure repositioned its strategy by returning to classic American casual fashion. Structure operates 544 stores in 43 states and had net sales of $660 million in 1997.

               Limited Too, established in 1987, sells casual clothes for girls up to fourteen years of age through 312 stores. Limited Too had net sales of $322 million in 1997.

               Galyan's is a leading rapidly-growing operator of full-line sporting goods and apparel superstores in the midwestern United States. At November 1, 1997, Galyan's operated eleven stores in four markets. Galyan's targets upscale sports enthusiasts and the high-end of the consumer market. Galyan's, which was acquired by The Limited in July 1995, was founded by Albert W. Galyan in 1946 and had net sales of $160 million in 1997.

               Henri Bendel operates specialty stores which feature better, bridge and designer women's fashions in an exclusive, eclectic shopping environment. The business was purchased by The Limited in 1988 and had net sales of approximately $83 million in 1997. The Limited has announced that it will close all Henri Bendel locations other than its New York City store.



                               MANAGEMENT OF A&F

Board of Directors

               A&F's Board of Directors currently consists of Messrs. Leslie
H. Wexner, Chairman of A&F and Chairman, President and Chief Executive Officer of The Limited; Kenneth B. Gilman, Vice Chairman of A&F and Chief Administrative Officer of The Limited; Michael S. Jeffries, President and Chief Executive Officer of A&F; Roger D. Blackwell, Professor of Marketing at The Ohio State University and President and Chief Executive Officer of Roger
D. Blackwell Associates, Inc.; E. Gordon Gee, President of Brown University; and Donald B. Shackelford, Chairman and Chief Executive Officer of State Savings Bank.

               Effective upon the consummation of the Exchange Offer, all directors other than Mr. Jeffries will resign and be replaced by the following new directors not affiliated with The Limited.

Name                            Age      Business Experience
----                            ---      -------------------
George Foos                     77       Mr. Foos has been a management consultant focusing on retail chains and apparel manufacturers since 1989. Prior thereto, he has served as
                                         Chairman of the Board of Emporium Capwell Department Stores and
                                         President and Chief Executive Officer of May Department Stores,
                                         Southern California.

John A. Golden                  53       Mr. Golden has been a limited partner of Goldman Sachs Group L.P.
                                         since 1994 and a general partner prior thereto.  Mr. Golden is also a member of the Board of Trustees of Colgate University.

Seth R. Johnson                 44       Mr. Johnson has been Vice President and Chief Financial Officer of A&F since 1992.  Mr. Johnson was Director of Financial Analysis of The
                                         Limited from 1989 until 1992 and was Director of Financial Reporting of the Limited Stores, Inc., from 1986 until 1989.

John W. Kessler                 62       Mr. Kessler has been the Chairman of New Albany Co. since 1988,
                                         Chairman of Marsh & McLennan Real Estate Advisors, Inc. (a real estate consulting firm) since 1980 and Chairman of the John W.
                                         Kessler Company (a real estate development company) since 1975.
                                         Mr. Kessler has also been a director of Banc One since 1995.


Sam N. Shahid, Jr.              57       Mr. Shahid has been President and Creative Director of Shahid &
                                         Company, Inc., an advertising and design agency, since 1993.  Prior thereto, he has served as Vice President and Creative Director of
                                         Banana Republic Advertising (an in-house agency for Banana Republic)
                                         and Vice President and Creative Director of CRK Advertising (an in-
                                         house agency for Calvin Klein).


Douglas L. Williams             44       Mr. Williams has been a partner in the Columbus office of Vorys, Sater,
                                         Seymour and Pease LLP since 1993.  Mr. Williams is also a member of the Board of the United Way and the Children's Defense Fund for the
                                         State of Ohio.  Prior to joining Vorys, Sater, Mr. Williams was a partner at the firm of Schwartz, Kelm, Warren & Rubenstein.



Executive Officers

      In addition to Mr. Johnson, Mr. Jeffries and Michele Donnan-Martin also serve as executive officers of A&F. Michael S. Jeffries, age 53, a director of A&F, has been President and Chief Executive Officer of A&F since February, 1992. Ms. Donnan-Martin, age 34, has been Vice President - General Merchandising Manager - Women's of A&F since February, 1996 and for three and one-half years prior thereto held the position of Vice-President Woman's Merchandising of A&F.


                        EXECUTIVE COMPENSATION FOR A&F

Summary Compensation Table

               The following table provides information concerning compensation paid by A&F (except, as noted below, for executive officers Wexner and Gilman, whose compensation was paid by The Limited in the years noted) to each of the named executive officers of A&F for its last two fiscal years and by The Limited for fiscal year 1995 and that portion of the 1996 fiscal year prior to the consummation of the A&F IPO.

                                                   Summary Compensation Table
                                                                                            Long-term
                                               Annual Compensation                     Compensation Awards
                                                                                            Securities
                                                                         Restricted         Underlying        All Other
                                                                           Stock             Options           Compen-
                                   Fiscal      Salary      Bonus (2)     Awards (3)          Awarded          sation (4)
                                    Year        ($)           ($)           ($)                (#)               ($)
                                    ----     ----------    ----------    -----------      ---------------     -----------
Name and Principal Position (1)
Leslie H. Wexner                     1997    $1,000,000    $1,861,560            --        16,000,000 (5)      $135,296
     Chairman of the Board           1996     1,011,538       915,000            --           200,000 (5)       151,629
                                                                                              100,000 (6)
                                     1995     1,150,000       768,315            --           100,000 (5)       148,436
Kenneth B. Gilman                    1997       900,000     1,228,630     6,220,313 (5)       500,000 (5)       195,094
     Vice Chairman                   1996       903,846       603,900            --            50,000 (5)       187,192
                                                                                               50,000 (6)
                                     1995       941,935       449,820            --            25,000 (5)       190,772
Michael S. Jeffries                  1997       596,154     1,200,000     8,000,000 (7)     1,000,000 (7)       190,184
  President and Chief Executive      1996       546,154       990,275     1,060,478 (7)       130,000 (7)       140,380
     Officer                                                                 93,366 (5)
                                     1995       491,700       426,300       159,393 (5)        12,000 (5)       104,772
Michele S. Donnan-Martin             1997       320,000       390,000       311,250 (7)       225,000 (7)        66,453
     Vice President-General          1996       256,923       234,065       203,203 (7)        28,000 (7)        46,657
     Merchandising Manager-                                                  15,561 (5)
     Women's                         1995       217,510       107,184        26,566 (5)         5,000 (5)        36,051
Seth R. Johnson                      1997       261,923       265,000       186,750 (7)       175,000 (7)        55,010
 Vice President-Chief Financial      1996       223,077       202,556        43,203 (7)         6,500 (7)        45,873
     Officer                         1995       198,340        97,440        26,566 (5)         5,000 (5)        39,854

----------

(1) Executive officers Wexner and Gilman are also employed by The Limited and received no direct compensation from A&F. The annual base salary and annual bonus opportunity for executive officers Wexner and Gilman in respect of their service with The Limited and its affiliates was determined by The Limited's Compensation Committee and was paid by The Limited.

(2) Represents for each fiscal year, the aggregate of the performance-based incentive compensation for the Spring and Fall selling seasons.

(3) Represents for each executive officer, the restricted stock awards for the specified fiscal year under A&F's 1996 Stock Option and Performance Incentive Plan for awards of A&F Common Stock and under The Limited, Inc. 1993 Stock Option and Performance Incentive Plan for awards of Limited Common Stock. Information set forth above is based on the closing price of the stated common stock on the date on which the awards were made.

   On February 1, 1998, 10,000 and 6,000 restricted shares of A&F Common Stock were granted to executive officers Donnan-Martin and Johnson, respectively, based on business performance for the fiscal 1997 year. The per share value of A&F Common Stock on the then most recent prior date on which there were sales (January 30, 1998) was $31.125. This award vests 10% on the grant date, and 20%, 30% and 40% on the first through third anniversaries of the grant date, in each case, subject to the holder's continued employment with A&F.

   On May 20, 1997, 300,000 restricted shares of Limited Common Stock were granted to Mr. Gilman. The per share value of Limited Common Stock on such date was $19.50. This award is earned subject to established financial performance measures and once earned, vests 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, subject to continued employment with The Limited.

   On May 13, 1997, 500,000 restricted shares of A&F Common Stock were granted to Mr. Jeffries. The per share value of A&F Common Stock on such date was $16.00. This award is earned subject to established financial performance measures and once earned, vests over six years, subject to continued employment with A&F.

   On March 25, 1997, 19,750 restricted shares of Limited Common Stock were granted to Mr. Gilman. The per share value of Limited Common Stock on such date was $18.75. This award vests 100% one year from the grant date, subject to continued employment with The Limited.

   On February 1, 1997, 24,762, 3,142 and 3,142 restricted stock performance awards of A&F Common Stock were granted to executive officers Jeffries, Donnan-Martin and Johnson, respectively. The per share value of A&F Common Stock on Friday, January 31, 1997 was $13.75. On August 1, 1996, 4,788, 798 and 798 restricted stock performance awards of Limited Common Stock were granted to executive officers Jeffries, Donnan-Martin and Johnson, respectively. The per share value of Limited Common Stock on such date was $19.50. These awards, which are in respect of 1996 performance, generally vest 10% on the grant date and 20%, 30% and 40% on the first through third anniversaries of the grant date, in each case, subject to the holder's continued employment with A&F.

   On September 25, 1996, 45,000 and 4,500 restricted shares of A&F Common Stock were awarded to executive officers Jeffries and Donnan-Martin, respectively, in consideration of the cancellation of Mr. Jeffries' March 1, 1994 and Ms. Donnan-Martin's February 2, 1996 grant of restricted shares of Limited Common Stock. These awards to Mr. Jeffries and Ms. Donnan-Martin vest 100% on March 1, 1999 and February 2, 2001, respectively, subject to continued employment. Also, on September 25, 1996, 5,500 restricted shares of A&F Common Stock were awarded to Ms. Donnan-Martin. Such shares vest 100% five years from the grant date, subject to continued employment with A&F. The per share value of A&F Common Stock on such date was the A&F IPO price of $16.00 per share.

   On February 1, 1996, 9,516, 1,586 and 1,586 restricted stock performance awards of Limited Common Stock were granted to executive officers Jeffries, Donnan-Martin and Johnson, respectively, in respect of 1995 performance. The per share value of Limited Common Stock on such date was $16.75. These awards generally vest 10% on the grant date and 20%, 30% and 40% on the first through third anniversaries of the grant date, in each case, subject to the holder's continued employment with A&F.

   As of January 31, 1998, the aggregate holdings of restricted shares of A&F Common Stock and the market value of such holdings for such named executive officers were: Mr. Jeffries, 567,286 shares, $17,656,777; Ms. Donnan-Martin, 22,828 shares, $710,522; and Mr. Johnson, 8,828, $274,772
   455 (based on the $31.125 fair market value of A&F Common Stock as of Friday, January 30, 1998). The holdings of executive officers Donnan-Martin and Johnson include 10,000 and 6,000 restricted shares, respectively, as noted in the second paragraph of this footnote.

   As of January 31, 1998, the aggregate holdings of restricted shares of Limited Common Stock and the market value of such holdings for each of the named executive officers were: Mr. Wexner, 13,000 shares, $344,500; Mr. Gilman, 326,250 shares, $8,645,625; Mr. Jeffries, 14,814 shares, $392,571;
   Ms. Donnan-Martin, 2,470 shares, $65,455; and Mr. Johnson, 2,470 shares $65,455 (based on the $26.50 fair market value of a share of Limited Common Stock as of Friday, January 30, 1998).

   Dividends will not be paid or accrue with respect to shares of restricted stock until such shares vest.

(4) Represents for each executive officer, the amount of employer matching and supplemental contributions allocated to his or her account under certain of The Limited's qualified and non-qualified defined contribution plans during 1997.

(5) Denominated in shares of Limited Common Stock.

(6) Denominated in shares of the Intimate Brands' Class A Common Stock.

(7) Denominated in shares of A&F Common Stock.

  Long-Term Incentive Plan Awards

                No Awards were granted in respect of the 1997 fiscal year to the named executive officers other than the restricted stock performance awards as disclosed in the Summary Compensation Table.

  Stock Options

               The following table sets forth certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during A&F's 1997 fiscal year.




                                    Option Grants in Fiscal Year 1997

                                            Individual Grants(1)
                                            --------------------
                                                    Percent of                                        Potential Realizable
                                                      Total                                             Value at Assumed
                                                     Options                                         Annual Rates of Stock
                             Securities             Granted to                                       Price Appreciation for
                             Underlying             Associates       Exercise                          Option Term(4)($)
                              Options               in Fiscal          Price          Expiration    -------------------------
          Name             Granted (#)(1)              Year        Per Share ($)         Date           5%            10%
-----------------------    --------------              ----        ---------------    ----------    -----------   -----------
Leslie H. Wexner                1,600,000 (2)          22.01%           $22.1375(5)    07/02/07     $22,275,448   $56,450,358
Kenneth B. Gilman                 500,000 (2)           6.88%            19.5000       05/21/07       6,131,723    15,538,989
Michael S. Jeffries             1,000,000 (3)          60.13%            16.0000       05/14/07      10,062,314    25,499,879
Michele S. Donnan-Martin          150,000 (3)           9.02%            16.0000       02/21/07       1,509,347     3,824,982
                                   75,000 (3)           4.51%            30.0001       12/06/07       1,444,492    36,609,627
Seth R. Johnson                   100,000 (3)           6.01%            16.0000       02/21/07       1,006,231     2,549,988
                                   75,000 (3)           4.51%            30.6250       12/06/07       1,444,492     3,660,627

----------

(1) On July 1, 1997, options were granted to Mr. Wexner and on May 20, 1997, options were granted to Mr. Gilman pursuant to The Limited's 1993 Stock Option and Performance Incentive Plan (1997 Restatement). On February 20, 1997 and December 5, 1997, options were granted to executive officers Donnan-Martin and Johnson pursuant to A&F's 1996 Stock Option and Performance Incentive Plan (1997 Restatement). Such options vest 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, in each case, subject to the holder's continued employment with the executive's employer.

    On May 13, 1997, options were granted to Mr. Jeffries pursuant to A&F's 1996 Stock Option and Performance Incentive Plan (1997 Restatement). Such options vest over nine years, subject to earnings per share performance targets and continued employment with A&F.

(2) Denominated in shares of Limited Common Stock.

(3) Denominated in shares of A&F Common Stock.

(4) The assumed rates of growth were selected by the Commission for illustrative purposes only and are not intended to predict or forecast future stock prices.

(5) The per share exercise price of all such options to Mr. Wexner is set at 110% of the fair market value of the stock on the date of grant.

               The following table sets forth certain information relating to stock options exercised and the number and value of shares of Limited Common Stock and A&F Common Stock subject to the stock options held by the executive officers named in the Summary Compensation Table during A&F's 1997 fiscal year and the year-end value of unexercised options held by such executive officers.

                                                   Aggregated Option Exercises in 1997 Fiscal Year
                                                          and Fiscal Year-End Option Values

                                                                Number of Securities                 Value of Unexercised
                                                               Underlying Unexercised                In-the-Money Options
                               Shares                         Options at Fiscal Year End (#)        at Fiscal Year-End ($)
                             Acquired on        Value         ------------------------------   ------------------------------------
Name                       Exercise (#)(1) Realized ($)(2)    Exercisable     Unexercisable       Exercisable        Unexercisable
---------------------      --------------- --------------     -----------     --------------   ---------------       --------------
Leslie H. Wexner                --                --           25,000 (3)         75,000 (3)     $93,125 (3)          $279,375 (3)
                                                              137,500 (4)      1,812,500 (4)   1,113,750 (4)         8,471,250 (4)
Kenneth B. Gilman           31,250          $384,766            4,167 (3)         45,833 (3)      46,618 (3)           512,757 (3)
                                                              222,917 (4)        564,583 (4)   1,629,430 (4)         4,124,476 (4)
Michael S. Jeffries             --                --           10,833 (5)      1,119,167 (5)     163,849 (5)        16,927,401 (5)
                                                               52,000 (4)          9,000 (4)     302,625 (4)            82,500 (4)
Michele S. Donnan-Martin    19,500            72,125            7,000 (5)        246,000 (5)     105,875 (5)         2,623,875 (5)
                                                                   -- (4)          3,500 (4)          -- (4)            32,000 (4)
Seth R. Johnson                 --                --            1,625 (5)        179,875 (5)      24,578 (5)         1,623,734 (5)
                                                               31,250 (4)          3,750 (4)     233,250 (4)            34,375 (4)


----------
(1) All such shares acquired on exercise represent shares of Limited Common
    Stock.

(2) Calculated on the basis of the number of shares exercised, multiplied by the excess of the fair market value of a share of Limited Common Stock on the date of exercise over the exercise price of such option.

(3) Denominated in shares of Intimate Brands' Class A Common Stock. Value is calculated on the basis of the number of shares subject to such option, multiplied by the excess of the fair market value of a share of Intimate Brands' Class A Common Stock on the last trading day prior to fiscal year-end ($25.3125) over the exercise price of such option.

(4) Denominated in shares of Limited Common Stock. Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a share of Limited Common Stock on the last trading day prior to fiscal year-end ($26.50) over the exercise price of such option.

(5) Denominated in shares of A&F Common Stock. Value is calculated on the basis of the number of shares subject to such option, multiplied by the excess of the fair market value of a share of A&F Common Stock on the last trading day prior to fiscal year-end ($31.125) over the exercise price of such option.

  Compensation of Directors

                Directors who are not associates of A&F receive an annual retainer of $10,000 per year (increased by $1,500 for each committee chair held), plus a fee of $800 for each Board meeting attended ($400 for a telephonic meeting) and, as committee members, receive $600 per committee meeting attended ($200 for a telephonic meeting). Each action in writing taken by the Board or any committee entitles each such director to be paid $200. Associates and officers who are directors receive no additional compensation for services rendered as directors. Under A&F's 1996 Stock Plan for Non-Associate Directors, each director who is not an associate of A&F receives
(i) annual grants of options to purchase 2,000 shares of A&F Common Stock at a price equal to the fair market value of such shares at the date of grant and
(ii) 50% of the annual retainer in shares of A&F Common Stock.

  Employment Agreements with Certain Executive Officers

               In 1997 A&F entered into individual employment agreements with Executive Officers Jeffries, Donnan-Martin and Johnson. Pursuant to these agreements, Mr. Jeffries serves as A&F's President and Chief Executive
Officer, Ms. Donnan-Martin serves as A&F's Vice President-General Merchandising Manager, Womens and Mr. Johnson serves as A&F's Vice President and Chief Financial Officer. The initial term of each agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Jeffries' agreement provides for an initial base salary of $600,000, Ms. Donnan-Martin's agreement provides for an initial base salary of $325,000 and Mr. Johnson's agreement provides for an initial base salary of $265,000. Mr. Jeffries' agreement also provides for life insurance coverage of $10 million. Each agreement also provides for incentive plan participation as determined by the Board. Under each agreement, upon the failure of A&F to extend the agreement or the termination of the executive's employment either by A&F for cause or by the executive for good reason, the executive will continue to receive the executive's base salary for one year after the termination date. Under the agreements, each executive agrees not to compete with A&F or solicit its employees or customers during the
employment term and for one year thereafter.   Each executive's agreement
provides for disability benefits in addition to the benefits available under A&F's disability plans. In the event any "parachute" excise tax is imposed on any of Executive Officers Jeffries, Donnan-Martin or Johnson, the executive will be entitled to tax reimbursement payments.




                           MANAGEMENT OF THE LIMITED

Board of Directors

Name                    Age      Business Experience
----                    ---      -------------------

Eugene M. Freedman       66      Mr. Freedman has been Managing Director
                                 of Monitor Clipper Partners, a private equity merchant bank, since 1997 and Senior Advisor to and a director of Monitor Company, Inc., an international business strategy and consulting firm, since January 1995. Until
                                 October 1994 and for more than five years prior thereto, Mr. Freedman was a partner of Coopers & Lybrand, where he served as Chairman and Chief Executive Officer of
                                 Coopers & Lybrand LLP, U.S. ("C & L, U.S.")
                                 since October 1991 and as Chairman of Coopers
                                 & Lybrand, International since 1992. During the Company's 1997 fiscal year, C & L, U.S.
                                 served as the Company's independent public accountants. The amount of compensation paid by the Company to C & L, U.S. for such services was less than 1% of the Company's and C & L, U.S.'s consolidated gross revenues for their 1997 fiscal years. Mr. Freedman is also a director of Bernard Technologies, Inc.

E. Gordon Gee            54      Dr. Gee has been President of Brown
                                 University since January 1998.  Dr. Gee was
                                 President of The Ohio State University from
                                 1990 to 1997. Dr. Gee is also a director of A&F, ASARCO, Inc., Glimcher Realty Trust and
                                 Intimate Brands.

Kenneth B. Gilman        51      Mr. Gilman has been Vice Chairman and Chief
                                 Administrative Officer of The Limited since
                                 June 1997. He was also Vice Chairman and
                                 Chief Financial Officer of The Limited from
                                 June 1993 to June 1997. For more than five years prior thereto, Mr. Gilman was Executive
                                 Vice President and Chief Financial Officer of
                                 The Limited. Mr. Gilman has also been the Vice Chairman of the Board of Intimate Brands since 1995 and Vice Chairman of the Board of A&F since 1996.

David T. Kollat          59      Dr. Kollat has been Chairman of 22, Inc., a
                                 management consulting firm, for more than five years. He is also a director of Audio
                                 Environments, Inc., Cheryl & Co., Inc.,
                                 Christy Partners, Consolidated Stores
                                 Corporation, Cooker Restaurant Corporation,
                                 Pipeliner Systems, Inc., Resource Marketing,
                                 Inc., SBC Advertising, Select Comfort, Inc.,
                                 Starpower Inc. and Wolverine World Wide, Inc.

Claudine B. Malone       61      Ms. Malone has been President and Chief
                                 Executive Officer of Financial & Management
                                 Consulting, Inc. since 1982. She is also
                                 Chairman of the Federal Reserve Bank of
                                 Richmond and a director of Dell Computer
                                 Corporation, Hannaford Brothers, Inc.,
                                 Hasbro, Inc., Houghton Mifflin Co., Lafarge
                                 Corporation, Lowe's Companies, Mallinckrodt
                                 Group, Inc., Science Applications
                                 International Corporation and Union Pacific
                                 Resources Corp.

Leonard A. Schlesinger   45      Dr. Schlesinger has been a member of
                                 the faculty of Harvard Business School
                                 ("Harvard") since 1988 and currently is the George F. Baker Jr. Professor of Business
                                 Administration. He also served as the Senior
                                 Associate Dean and Director of External
                                 Relations at Harvard from July 1994 until
                                 October 1995. Dr. Schlesinger currently is a director of Borders Group, Inc., GC
                                 Companies, Inc. and Pegasystems, Inc.

Donald B. Shackelford    65      Mr. Shackelford has been Chairman of
                                 the Board and Chief Executive Officer of
                                 State Savings Bank, a banking business, for more than five years and has been the Chief
                                 Executive Officer of State Savings Co. since
                                 1995. Mr. Shackelford is also a director of A&F, Intimate Brands, Progressive Corporation and Worthington Foods, Inc.

Allan R. Tessler         61      Mr. Tessler has been Chairman of the Board and
                                 Chief Executive Officer of International
                                 Financial Group, Inc., a merchant banking concern, for more than five years and Co-
                                 Chairman and Chief Executive Officer of Data
                                 Broadcasting Corporation, a data broadcasting network, since 1992. Mr. Tessler was Chairman of the Board and Chief Executive Officer of Ameriscribe Corporation, a provider of reprographic and related facilities management services, from 1988 through 1993. Mr. Tessler is also the Chairman of the Boards of Directors of Enhance Financial Services Group, Inc. and
                                 Jackpot Enterprises, Inc. Mr. Tessler is a director of Allis-Chalmers Corporation.

Martin Trust             63      Mr. Trust has been President and Chief
                                 Executive Officer of Mast Industries, Inc., a wholly-owned subsidiary of The Limited, for more than five years. He is also a director of Staples, Inc.

Abigail S. Wexner        36      Mrs. Wexner was an attorney with the law
                                 firm of Davis Polk & Wardwell from 1987 until
                                 1992, where she specialized in mergers and acquisitions. She is a director of the Children's Defense Fund and is a member of the Board of Trustees of the Wexner Center
                                 Foundation, the Governing Committee of The
                                 Columbus Foundation and the Board of Trustees of the Children's Hospital, Inc. in Columbus,
                                 Ohio and was appointed by the President of the United States as a member of the United
                                 States Holocaust Memorial Council.  Mrs.
                                 Wexner is the wife of Leslie H. Wexner.

Leslie H. Wexner         60      Mr. Wexner has been President and Chief
                                 Executive Officer of The Limited since he founded The Limited in 1963, and Chairman of the Board for more than five years. Mr. Wexner has also been the Chairman of the Board and Chief Executive Officer of Intimate Brands,
                                 Inc. ("Intimate Brands") since 1995, and
                                 Chairman of the Board of A&F since 1996.
                                 Intimate Brands and A&F are subsidiaries of The Limited. Mr. Wexner is also a director of Hollinger International and Hollinger
                                 International Publishing, Inc. Mr. Wexner is the husband of Abigail S. Wexner.

Raymond Zimmerman        64      Mr. Zimmerman was Chairman of the Board of
                                 Service Merchandise, a retail merchandising business, from 1981 to 1998. He was also
                                 Chief Executive Officer of Service
                                 Merchandise from 1984 until April 1997.  Mr.
                                 Zimmerman currently is a director of Service
                                 Merchandise.

  Executive Officers

               In addition to Executive Officers Wexner, Gilman and Trust, Arnold F. Kanarick and V. Ann Hailey also serve as Executive Officers of The Limited. Mr. Kanarick, age 57, has served as Executive Vice President and Chief Human Resources Officer of The Limited since November, 1992. Ms. Harley, age 47, has served as Executive Vice President and Chief Financial Officer of The Limited since August, 1997. From 1994 to August, 1997, Ms. Hailey was Senior Vice President and Chief Financial Officer of The Pillsbury Company, a division of GrandMet plc. From 1992 to 1994 Ms. Hailey was Vice President, Finance and Planning, for the Specialty Products Division of RJR Nabisco Foods, Inc.

  Certain Relationships and Related Transactions

               On January 26, 1996, The Limited, Leslie H. Wexner, The Limited's Chairman, Chief Executive Officer and President, and The Wexner Children's Trust (the "Trust") entered into a Contingent Stock Redemption Agreement, which Agreement was amended as of July 19, 1996 (as so amended, the "Agreement"). The following summary of the material terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to The Limited's Annual Report on Form 10-K for the fiscal year ended February 1, 1997. Such exhibits are available for inspection at the Commission.

               A new, wholly-owned subsidiary (the "Subsidiary") of The Limited has guaranteed The Limited's obligations under the Agreement, has been capitalized by The Limited with $351.6 million (representing the amount required to pay the Redemption Price in the event of an exercise in full of the Redemption Right (each, as defined below)) and will not engage in any actions or undertake any operations other than as contemplated by the Agreement. Pursuant to the terms of the Agreement, the Trust deposited 18,750,000 shares of Limited Common Stock (the "Subject Shares") in a custody account established with Morgan Guaranty Trust Company of New York. For the purposes of the Agreement, a "Subject Share" will include, in the event of any spinoff or other distribution by The Limited to its stockholders of any business controlled by the Company, in addition to a share of Limited Common Stock, such security (or portion thereof) as the Trust may receive in the spinoff or other distribution in respect of each share of Limited Common Stock.

               Pursuant to the terms of the Agreement, the Trust will have the opportunity (the "Redemption Right"), commencing on January 31, 1998 and ending on January 30, 2006 (the "Exercise Period"), to require The Limited to redeem the Subject Shares, from time to time, in whole or in part (subject to specified minimum amounts), at a price per share equal to $18.75, subject to certain adjustments (the "Redemption Price"). The Trust will have the right to transfer the Redemption Right, from time to time, in whole or in part, to (i) Mr. Wexner, (ii) any member of Mr. Wexner's immediate family, (iii) any corporation, partnership, trust or other entity, of which all of the owners or beneficiaries are Mr. Wexner or any member of Mr. Wexner's immediate family or any charitable trust, (iv) any estate or personal representative of Mr. Wexner or any member of Mr. Wexner's immediate family and (v) subject to certain conditions, third parties, in each case, provided that such transferee agrees to be bound by the terms of the Agreement. The Trust will have the right to pledge the Redemption Right to a financial institution reasonably satisfactory to The Limited to secure the Trust's obligations in respect of borrowed money under any credit or similar agreement. The Trust will be permitted to withdraw Subject Shares from the custody account provided such withdrawn shares are replaced by an amount in cash equal to 120% of the market value of the withdrawn shares. The Trust will be permitted to sell all the withdrawn shares.

               The Limited will have the opportunity (the "Company Redemption Right"), beginning on July 31, 2006 and ending on January 30, 2007, to redeem the Subject Shares, from time to time, in whole or in part (subject to specified minimum amounts), at a price per share equal to $25.07, subject to certain adjustments (also referred to as the "Redemption Price"). The Limited will have the right to transfer the Company Redemption Right, from time to time, in whole or in part, to any affiliate. The Limited Redemption Right will be reduced on a share-for-share basis for any Subject Shares redeemed by The Limited pursuant to the Redemption Right.

               Subject to the terms of the Agreement, certain adjustments will be made to the number of shares of Limited Common Stock subject to the Redemption Right and the Company Redemption Right or to the Redemption Price, as the case may be, upon the following events: (i) the payment of a dividend in shares, or any subdivision, split or reclassification of shares of Limited Common Stock; (ii) the issuance of shares of Limited Common Stock (or rights, warrants or other securities convertible into or exchangeable or exercisable for shares of Limited Common Stock) to all holders of shares of Limited Common Stock at a price less than its market price; (iii) the repurchase of shares of Limited Common Stock at a price in excess of its market price; or (iv) any change, reclassification, conversion or other similar transaction involving shares of Limited Common Stock.

               During fiscal year 1997, Leonard A. Schlesinger, a member of The Limited's Board of Directors, provided consulting services to The Limited and Mast Industries, Inc., a wholly-owned subsidiary of The Limited. The fees for such services were approximately $81,250 and $12,500, respectively.






                     EXECUTIVE COMPENSATION FOR THE LIMITED

  Summary Compensation Table

               The following table provides information concerning compensation paid by The Limited to each of the named executive officers of The Limited for each of The Limited's last three fiscal years.

                          Summary Compensation Table

                                                                                                      Long-Term
                                     Annual Compensation                                         Compensation Awards
                                                                                                 Securities
                                                                     Other        Restricted   Underlying
                                                                    Annual          Stock       Options           All Other
                              Fiscal      Salary      Bonus(1)  Compensation(2)   Awards(3)     Awarded          Compensation
Name and Principal Position    Year          $            $           ($)              $           #                    $
---------------------------   ------  ----------   ----------- ---------------  ------------  ------------     ---------------
Leslie H. Wexner               1997   $1,000,000   $1,861,560             --           ___    1,600,000(4)        $135,296(5)
   Chairman of the
   Board, Chief                1996    1,011,538      915,000             --            --      200,000(4)         151,629(5)
   Executive Officer and                                                                        100,000(6)
   President                   1995    1,150,000      768,315             --            --      100,000(4)         148,436(5)
Kenneth B. Gilman(7)           1997      900,000    1,228,630             --    $6,220,313      500,000(4)         195,094(5)
   Vice Chairman and           1996      903,846      603,900             --            --       50,000(4)         187,192(5)
   Chief Administra-                                                                             50,000(6)
   tive Officer                1995      941,935      449,820             --            --       25,000(4)         190,772(5)
Martin Trust                   1997      700,000      868,980             --     3,900,000      300,000(4)         216,212(5)
   President and Chief         1996      703,846    1,155,700             --       518,809       60,000(4)         203,807(5)
   Executive Officer of        1995      741,650      679,455             --       197,985       20,000(4)         154,278(5)
   Mast Industries, Inc.
Arnold F. Kanarick             1997      546,154      477,800         $19,538    2,925,000      250,000(4)          99,089(5)(8)
   Executive Vice                                                                                30,000(4)
   President and               1996      497,308      255,500             --       120,218       20,000(6)          79,833(5)
   Chief Human
   Resources Officer           1995      462,692      121,249             --           --      15,000  (4)          75,305(5)
V. Ann Hailey(9)               1997      204,327      258,825          32,984      990,625       25,000(4)         276,099(8)(10)
   Executive Vice
   President and Chief
   Financial Officer


(1) Represents for each fiscal year the aggregate of the performance-based incentive compensation for the Spring and Fall selling seasons.

(2) Represents amounts reimbursed for tax on relocation expenses.

(3) Represents for each executive officer the restricted stock awards for the specified fiscal year under The Limited's 1993 Stock Option and Performance Incentive Plan. Information set forth above is based on the closing price of Limited Common Stock on the date on which the awards were made.

    On February 1, 1998, 7,500 restricted shares of Limited Common Stock were granted to Ms. Hailey based on business performance for the fiscal 1997 year. The per share value of the Limited Common Stock on the then most recent prior date on which there were sales (January 30, 1998) was $26.50. This award vests 10% on the grant date and 20%, 30%, and 40% on the first through third anniversaries of the grant date, respectively, subject to continued employment with The Limited.

    On August 11, 1997, 35,000 restricted shares of Limited Common Stock were granted to Ms. Hailey. The per share value of Limited Common Stock on such date was $22.625. This award is earned subject to established financial performance measures and, once earned, vests 100% on the fifth anniversary of the grant date, subject to continued employment with The Limited.

    On May 20, 1997, 300,000, 200,000 and 150,000 restricted shares of Limited Common Stock were granted to executive officers Gilman, Trust and Kanarick, respectively. The per share value of Limited Common Stock on such date was $19.50. These awards are earned subject to established financial performance measures and once earned, vest 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, in each case subject to the holder's continued employment with The Limited.

    On March 25, 1997, 19,750 restricted shares of Limited Common Stock were granted to Mr. Gilman. The per share value of Limited Common Stock on such date was $18.75. This award vests 100% one year from the grant date, subject to continued employment with The Limited.

    On February 1, 1997, 21,712 and 7,020 restricted shares of Limited Common Stock were awarded for business performance to executive officers Trust and Kanarick, respectively. The per share value of Limited Common Stock on such date was $17.125. On August 1, 1996 and on February 1, 1996, 7,538 and 11,820 , respectively, restricted shares of Limited Common Stock were awarded for business performance to Mr. Trust. The per share value of Limited Common Stock on such dates were $19.50 and $16.75, respectively. The February 1, 1997 and August 1, 1996 awards are for fiscal 1996 business performance and the February 1, 1996 award is for fiscal 1995 business performance. These awards vest 10% on the grant date, and 20%, 30%, and 40% on the first through third anniversaries of the grant date, in each case subject to the holder's continued employment with The Limited.

    Dividends will not be paid or accrue with respect to shares of restricted stock until such shares vest.

    As of January 31, 1998, the aggregate restricted Limited Common Stock holdings and the value of such holdings for each of the named executive officers were: Mr. Wexner, 13,000 shares, $344,500; Mr. Gilman, 326,250 shares, $8,645,625; Mr. Trust, 233,092 shares, $6,176,938; Mr. Kanarick,
    185,218 shares, $4,908,277; and Ms. Hailey, 42,500 shares, $1,126,250
    (includes the 7,500 restricted shares noted in the second paragraph of this footnote) (based on the $26.50 fair market value of a share of Limited Common Stock as of Friday, January 30, 1998).

(4) Denominated in shares of Limited Common Stock.

(5) Represents for each executive officer, the amount of employer matching and supplemental contributions allocated to his or her account under certain of The Limited's qualified and non-qualified defined contribution plans during 1997.

(6) Denominated in shares of Intimate Brands' Class A Common Stock.

(7) Mr. Gilman became Vice Chairman and Chief Administrative Officer on June 25, 1997. Previously, he was Vice Chairman and Chief Financial Officer.

(8) Includes reimbursement of relocation expenses above The Limited's normal relocation policy of $7,500 for Mr. Kanarick and $26,099 for Ms. Hailey.

(9) Ms. Hailey joined The Limited on August 11, 1997 as Executive Vice President and Chief Financial Officer; therefore, reporting numbers are for partial year.

(10) Includes $250,000 incentive bonus paid in connection with Ms. Hailey's commencement of employment with The Limited.




  Long-Term Incentive Plan Awards.

               No awards were granted in respect of the 1997 fiscal year to the named executive officers other than the restricted stock performance awards as disclosed in the Summary Compensation Table.

  Stock Options

               The following table sets forth certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during The Limited's 1997 fiscal year.

                       Option Grants in Fiscal Year 1997

                                              Individual                                       Potential Realizable
                                               Grants (1)                                        Value at Assumed
                                          -----------------                                    Annual Rates of Stock
                                           Percent of Total                                    Price Appreciation for
                      Securities               Options           Exercise                        Option Term (2)($)
                      Underlying            Granted to            Price                        ---------------------------
                       Options              Associates            Per      Expiration
Name               Granted (#)(1)          in Fiscal Year       Share ($)      Date              5%            10%
----------------   --------------         -----------------   ------------  -----------      ------------   -------------
Leslie H. Wexner     1,600,000                  22.01%           $22.1375 (3)    07/02/07     $22,275,448   $56,450,358
Kenneth B. Gilman      500,000                  6.88%             19.5000        05/21/07       6,131,723    15,538,989
Martin Trust           300,000                  4.13%             19.5000        05/21/07       3,679,034     9,323,393
Arnold F. Kanarick     250,000                  3.44%             19.5000        05/21/07       3,065,861     7,769,494
V. Ann Hailey           25,000                  0.34%             22.6250        08/12/07         355,719       901,461


----------

(1) On July 1, 1997, options were granted to Mr. Wexner, and, on May 20, 1997, options were granted to executive officers Gilman, Trust and Kanarick pursuant to The Limited's 1993 Stock Option and Performance Incentive Plan (1997 Restatement). Such options vest 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, in each case subject to the holder's continued employment with The Limited.

    On August 11, 1997, options were granted to Ms. Hailey pursuant to The Limited's 1993 Stock Option and Performance Incentive Plan (1997 Restatement). Such options become exercisable in four equal annual installments commencing on the first anniversary of the grant date, subject to continued employment with The Limited.

(2) The assumed rates of growth were selected by the Commission for illustrative purposes only and are not intended to predict or forecast future stock prices.

(3) The per share exercise price of all such options to Mr. Wexner is set at 110% of the fair market value of the stock on the date of grant.

               The following table sets forth certain information regarding stock options exercised by the executive officers named in the Summary Compensation Table during The Limited's 1997 fiscal year and the year-end values of unexercised options held by such executive officers.

               Aggregated Option Exercises in 1997 Fiscal Year
                       and Fiscal Year-End Option Values

                                                              Number of Securities               Value of Unexercised
                       Shares                                Underlying Unexercised             In-the-Money Options at
                      Acquired            Value          Options at Fiscal Year-End (#)           Fiscal Year-End ($)
                     on Exercise         Realized    ----------------------------------    -------------------------------
 Name                    (#)              ($)(1)     Exercisable          Unexercisable    Exercisable       Unexercisable
------------------  -------------    -------------   --------------   -----------------   -------------     ----------------
Leslie H. Wexner             --            --           137,500 (2)      1,812,500 (2)    $1,113,750 (2)    $8,471,250 (2)
                                                         25,000 (3)         75,000 (3)        93,125 (3)       279,375 (3)
Kenneth B. Gilman         31,250(4)   $384,766          222,917 (2)        564,583 (2)     1,629,430 (2)     4,124,476 (2)
                                                          4,167 (3)         45,833 (3)        46,618 (3)       512,757 (3)
Martin Trust                 --            --            91,750 (2)        371,250 (2)       482,500 (2)     2,792,500 (2)
Arnold F. Kanarick           --            --            76,250 (2)        288,750 (2)       389,063 (2)     2,124,688 (2)
                                                          1,667 (3)         18,333 (3)        18,650 (3)       205,100 (3)
V. Ann Hailey                --            --               --  (2)         25,000 (2)           --  (2)        96,875 (2)



(1) Calculated on the basis of the number of shares exercised, multiplied by the excess of the fair market value of a share of Limited Common Stock on the date of exercise over the exercise price of such option.

(2) Denominated in shares of Limited Common Stock. Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a share of Limited Common Stock on the last trading day prior to fiscal year- end ($26.50) over the exercise price of such option.

(3) Denominated in shares of Intimate Brands' Class A Common Stock. Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a share of Intimate Brands Class A Common Stock on the last trading day prior to fiscal year-end ($25.3125) over the exercise price of such option.

(4) Denominated in shares of Limited Common Stock.



  Compensation of Directors.

                Directors who are not associates of The Limited receive an annual retainer of $20,000 per year (increased by $4,000 for each committee chair held), plus a fee of $3,500 for each Board meeting attended ($1,000 for a telephonic meeting) and, as committee members, receive $1,500 per committee meeting attended ($500 for a telephonic meeting). Each action in writing taken by the Board or any committee entitles each such director to be paid $500. Associates and officers who are directors receive no additional compensation for services rendered as directors. Under The Limited's 1996 Stock Plan for Non-Associate Directors, each director who is not an associate of The Limited receives (i) annual grants of options to purchase 1,000 shares of Limited Common Stock at a price equal to the fair market value of such shares at the date of grant and (ii) 50% of the annual retainer in shares of Limited Common Stock.



  Employment Agreements with Certain Executive Officers.

                In 1997 The Limited entered into individual employment agreements with Messrs. Gilman, Trust and Kanarick. Pursuant to these agreements, Mr. Gilman serves as The Limited's Vice Chairman and Chief Administrative Officer, Mr. Trust serves as President and Chief Executive Officer of Mast Industries, Inc. and Mr. Kanarick serves as The Limited's Executive Vice President and Chief Human Resources Officer. The initial term of each agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Gilman's agreement provides for an initial base salary of $900,000, Mr. Trust's agreement provides for an initial base salary of $700,000 and Mr. Kanarick's agreement provides for an initial base salary of $550,000. Option grants and the value of performance-based stock awards made in 1997 pursuant to the agreements are disclosed in the Summary Compensation Table. Each agreement also provides for incentive plan participation as determined by the Board and life insurance coverage of $5 million. Under each agreement, upon the failure of the Company to extend the agreement or the termination of the executive's employment either by The Limited without cause or by the executive for good reason, the executive will continue to receive his base salary for one year after the termination date. Under the agreements, each executive agrees not to compete with The Limited or solicit its employees or customers during the employment term and for one year thereafter. Each executive's agreement provides for disability benefits in addition to the benefits available under The Limited's disability plans. In the event any "parachute" excise tax is imposed on an executive, he will be entitled to tax reimbursement payments.

  Certain Transactions

               Neither The Limited, nor any subsidiary of The Limited, nor, to The Limited's knowledge, any of The Limited's executive officers or directors or associates of any of the foregoing, has engaged in any transaction involving shares of the Limited Common Stock during the period of forty business days prior to the date hereof except for the transactions effected by trusts created by Mr. Wexner referred to on page 22 and described in more detail in Schedule A hereto.




                        SHARES ELIGIBLE FOR FUTURE SALE

                Shares of A&F Common Stock distributed to stockholders of The Limited will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of A&F under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of A&F after the expiration of the Exchange Offer generally include individuals or entities that control, are controlled by, or are under common control with, A&F, and will include the directors and principal executive officers of A&F and also could include certain significant stockholders of A&F. Persons who are affiliates of A&F will be permitted to sell their shares of A&F Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.


             COMPARISON OF RIGHTS OF HOLDERS OF LIMITED COMMON STOCK
                              AND A&F COMMON STOCK


               The following is a summary of material differences between the rights of holders of Limited Common Stock and the rights of holders of A&F Common Stock. Because each of The Limited and A&F is organized under the laws of Delaware, such differences arise principally from provisions of the Certificate of Incorporation and Bylaws of each of The Limited and A&F.


               The following summary does not purport to be a complete statement of the rights of stockholders of The Limited under the Restated Certificate of Incorporation and Restated Bylaws of The Limited as compared with the rights of A&F stockholders under the Amended and Restated Certificate of Incorporation and the Bylaws of A&F or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equal or more significant differences do not exist. The summary is qualified in its entirety by reference to the governing corporate instruments of The Limited and A&F, to which stockholders are referred. Copies of the governing corporate instruments of The Limited and A&F have been filed with the SEC. See "Where You Can Find More Information" on page 102.

Number of Directors

               A&F's Bylaws provide that the number of directors on the Board of Directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall not be less than four nor more than nine, the exact number to be set by the Board from time to time.

               The Bylaws of The Limited provide that the number of directors on the Board of Directors (exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes) shall not be less than nine nor more than 13, the exact number to be set by the Board from time to time.

Business Combinations

               A&F's Certificate of Incorporation states that the affirmative vote of not less than 75 percent of the outstanding shares entitled to vote thereon held by stockholders other than the Interested Person seeking to effect a Business Combination shall be required for the approval or any Business Combination with any Interested Person, unless such transaction has been approved by a majority of the Continuing Directors. A "Business Combination" means: (a) any merger or consolidation of A&F or a subsidiary of A&F with or into an Interested Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or any other security device, of all or any Substantial Part of the assets of A&F or a subsidiary of A&F to an Interested Person, (c) any merger or consolidation of an Interested Person with or into A&F or a subsidiary of A&F, (d) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or other security device, of all or any Substantial Part of the assets of an Interested Person to A&F or a subsidiary of A&F, (e) the issuance or transfer by A&F or any subsidiary of A&F of any securities of A&F or a subsidiary of A&F to an Interested Person, (f) any reclassification of securities, recapitalization or other comparable transaction involving A&F that would have the effect of increasing the voting power of any Interested Person with respect to the voting stock of A&F, and (g) any agreement, contract or other arrangement providing for any of the foregoing transactions. "Interested Person" means any individual, corporation, partnership or other person or entity which, together with its affiliates and associate beneficially owns in the aggregate five percent or more of the outstanding voting stock of A&F, and any affiliate or associates, of any such person or entity. "Substantial Part" means more than 20 percent of the fair market value as determined by two-thirds of the Continuing Directors of the total consolidated assets of A&F and its subsidiaries as of the end of its most recent fiscal year ended prior to the time the determination is being made. "Continuing Director" means a director who was a member of the Board of Directors of A&F immediately prior to the time that the Interested Person involved in a Business Combination became an Interested Person, or a director who was elected or appointed to fill a vacancy after the date the Interested Person became an Interested Person by a majority of the then-current Continuing Directors.

               The Certificate of Incorporation of The Limited contains a substantially similar business combination provision with respect to The Limited and its subsidiaries, except that (i) the definition of an "Interested Person" requires the beneficial ownership of 20 percent of the voting stock of The Limited, instead of five percent in the case of A&F, and (ii) the 75 percent voting requirement does not apply to any Business Combination if (a) the Continuing Directors have, by at least a two-thirds vote, (1) expressly approved in advance the acquisition of the shares of voting stock that caused such person or entity to become an Interested Person or (2) expressly approved such Business Combination, or (b) the cash or fair market value of the consideration to be received per share by the stockholders of The Limited in the Business Combination is not less than the Fair Price paid by the Interested Person in acquiring its holdings of voting stock of The Limited. "Fair Price" with respect to a class of stock means, subject to certain adjustments set forth in the Certificate of Incorporation of The Limited, the highest price that can be determined by a majority of the Continuing Directors to have been paid at any time by the Interested Person for any share or shares of that class of capital stock.

Authorized Shares of Stock

               A&F's Certificate of Incorporation provides that the total number of shares of stock which A&F shall have authority to issue is 315,000,000, consisting of 300,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share. The common stock of A&F is divided into two classes, Class A Common Stock and Class B Common Stock. The Class A Common Stock and Class B Common Stock are identical, except that Class A Common Stock has one vote per share while Class B Common Stock has three votes per share. All outstanding shares of the A&F Class B Common Stock will be converted into A&F Class A Common Stock immediately prior to the consummation of the Exchange Offer.

               The Certificate of Incorporation of The Limited provides that the total number of shares of stock which The Limited has authority to issue is 510,000,000, consisting of 500,000,000 shares of common stock, par value $.50 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. The common stock of The Limited is currently not divided into any classes.

Transactions with Interested Parties

               A&F's Certificate of Incorporation currently includes certain provisions addressing (i) potential conflicts of interest between A&F and The Limited, (ii) corporate opportunities and the treatment of those opportunities by the directors of A&F and (iii) limitation of liability of the directors of The Limited and its subsidiaries (other than the directors of A&F) for certain breaches of their fiduciary duties in connection with the intercompany agreements. By the terms of A&F's Certificate of Incorporation, such provisions will no longer be in effect upon the consummation of the Transactions.



                   RELATIONSHIP BETWEEN THE LIMITED AND A&F

  Services Agreements


               On September 27, 1996, A&F and The Limited entered into an intercompany services and operating agreement (the "Old Services Agreement") with respect to services to be provided by The Limited to A&F. Pursuant to the Old Services Agreement, The Limited provided services in exchange for fees which (based on current costs for such services) management believes did not exceed fees that would be paid if such services were provided by an independent third party and which were consistent in all material respects with the allocation of the costs of such services set forth in the historical consolidated financial statements of A&F. The services provided to A&F by The Limited pursuant to the Old Services Agreement included, among other things, certain accounting, associate benefit plan administration, audit, cash management, corporate development, corporate secretary, governmental affairs, human resources and compensation, investor and public relations, legal, risk management, transportation, tax and treasury, store design/planning, real estate and import and shipping services. The net charge for services that were paid by A&F in 1997 was approximately $8.3 million. The Old Services Agreement will be amended upon the consummation of the Exchange Offer (as amended, the "New Services Agreement").

               The services to be provided by The Limited to A&F under the New Services Agreement include, among other things, certain associate benefit plan administration, information technology services, human resources and compensation, tax, store design/planning, transportation, real estate and import and shipping services. The cost of such services to be charged to A&F generally will equal The Limited's costs in providing the relevant services plus 5% of such costs. The aggregate amounts to be charged to A&F under the New Services Agreement are not expected to be materially different than the amounts charged to A&F under the Old Services Agreement. In addition to the foregoing, the New Services Agreement will include provisions binding on both The Limited and A&F imposing confidentiality obligations with respect to confidential information of the other and prohibiting the hiring of certain of the other's employees.


               Pursuant to the New Services Agreement, each party will indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the New Services Agreement.

               The New Services Agreement will have a three-year term, although The Limited will cease to provide a substantial majority of the services thereunder upon the first anniversary of the consummation of the Exchange Offer. The New Services Agreement will also provide for early termination of the agreement and of individual services by A&F.

Sublease Agreements


               On June 11, 1995, A&F entered into a sublease agreement with an affiliate of The Limited (the "Sublease Agreement") pursuant to which such affiliate subleases to A&F the distribution center and headquarters office space currently used by A&F. The Sublease Agreement provides that the lessee will lease space at an average annual rental rate equal to $11.00 per square foot in the case of office space and $2.85 per square foot in the case of the distribution center. The Sublease Agreement will be amended upon the consummation of the Exchange Offer to provide for a total term of six years expiring June 11, 2001, so that A&F may continue to occupy such space for approximately three years after the consummation of the Exchange Offer, instead of the original fifteen year term.


Shared Facilities Agreements


               On September 27, 1996, A&F and the relevant businesses operated by The Limited entered into shared facilities agreements (collectively, the "Shared Facilities Agreements") pursuant to which A&F subleases such facilities from the relevant subsidiary of The Limited. Under the Shared Facilities Agreements, A&F is responsible for its pro rata share (based on square feet occupied) of all costs and expenses (principally fixed rent) under the relevant lease plus the portion of any performance based rent attributable to A&F. This method of allocating such costs and expenses is consistent in all material respects with the allocation of such costs and expenses set forth in the historical consolidated financial statements of A&F. The store lease and other occupancy costs charge paid by A&F in 1997 is approximately $1.3 million. At February 10, 1998, two of A&F's stores were located in space leased by other businesses controlled by The Limited. The Shared Facilities Agreements will not be effected by the Transactions and shall continue in their current form.


Tax-Separation Agreement

               A&F is currently included in The Limited's federal consolidated income tax group and A&F's tax liability will be included in the consolidated federal income tax liability of The Limited for 1997 and part of 1998. In certain circumstances, certain A&F subsidiaries may be included with certain subsidiaries of The Limited in combined, consolidated or unitary income tax groups for state and local tax purposes. Currently, A&F and The Limited are parties to a tax-sharing agreement (the "Tax-Sharing Agreement") entered into on September 27, 1996. Pursuant to the Tax-Sharing Agreement, A&F and The Limited make payments between them such that, with respect to any period, the amount of taxes to be paid by A&F, subject to certain adjustments, will be determined as though A&F were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of The Limited arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of The Limited with respect to federal, state and local income taxes. A&F is reimbursed, however, for tax attributes that it generates, such as net operating losses, if and when they are used on a consolidated basis.

               After the Transactions, A&F will no longer be included in The Limited's consolidated group for federal income tax purposes. Accordingly, The Limited and A&F will amend their existing Tax Sharing Agreement (the "Tax Disaffiliation Agreement") to reflect the separation of A&F from The Limited pursuant to the Transactions with respect to tax matters. The Tax Disaffiliation Agreement will reflect each party's rights and obligations with respect to payments and refunds of taxes that are attributable to periods beginning prior to and including the date of the Transactions and taxes resulting from transactions effected in connection with the Transactions. The Tax Disaffiliation Agreement will also express each party's intention with respect to certain tax attributes of A&F after the Transactions. The Tax Disaffiliation Agreement will provide for payments between the two companies for certain tax adjustments made after the Transactions that cover pre-Transactions tax liabilities. Other provisions will cover the handling of audits, settlements, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

               Under the Tax Disaffiliation Agreement, both The Limited and A&F will agree to refrain from engaging in certain transactions for two years following the date of the Transactions without first (i) obtaining a ruling from the IRS to the effect that such actions will not result in the Transactions being taxable to The Limited or its stockholders, or (ii) obtaining an opinion of counsel recognized as an expert in federal income tax matters and acceptable to the other party to the same effect as in (i). Transactions that may be subject to this restriction include, among other things, liquidation, merger or consolidation with another company, certain issuances and redemptions of A&F Common Stock, the granting of stock options, the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the Transactions or any transactions effected in connection with the Transactions and the discontinuation of certain businesses.



                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


               The following is a summary of the material U.S. federal income tax consequences relating to the Transactions. The discussion contained in this Offering Circular-Prospectus is based on the private letter ruling (the "Ruling Letter") received from the Internal Revenue Service (the "IRS") with respect to the Transactions and on the law in effect as of the date of this Offering Circular-Prospectus. A copy of the Ruling Letter has been filed with the SEC as an exhibit to the Registration Statement of which this Offering Circular-Prospectus is a part. The following summary is qualified in its entirety by reference to the Ruling Letter. Stockholders of The Limited are urged to consult their tax advisors as to the particular tax consequences to them of the Transactions.


               The Ruling Letter provides that, for federal income tax purposes, the Transactions will qualify as a tax-free distribution to The Limited's stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), (except with respect to cash received in lieu of fractional shares) and, in general, will be tax-free to The Limited. Although private letter rulings are generally binding on the IRS, The Limited will not be able to rely on the Ruling Letter if any factual representations or assumptions made in connection with the ruling request are incorrect or untrue in any material respect. The Limited is not aware of any facts or circumstances that would cause any such representations or assumptions to be incorrect or untrue in any material respect. Nevertheless, if the Transactions are subsequently held to be taxable, both The Limited and its stockholders who receive A&F shares in the Exchange Offer or the Spin-
Off, if any, would be subject to tax.


               The Ruling Letter provides, in all material respects, that (i) no gain or loss will be recognized by (and no amount will be included in the income of) Limited stockholders upon their receipt of A&F Common Stock in the Transactions, (ii) Limited stockholders that surrender all of their Limited Common Stock in the Exchange Offer will have an aggregate basis in the shares of A&F Common Stock received in the Exchange Offer equal to such stockholders' aggregate basis in Limited Common Stock surrendered, (iii) Limited stockholders that receive A&F Common Stock in the Transactions and continue to hold some Limited Common Stock will have a basis in the A&F Common Stock received in the Transactions determined by allocating such stockholder's aggregate tax basis in Limited Common Stock held before the Transactions between the A&F Common Stock received in the Transactions and the Limited Common Stock retained in proportion to their relative fair market values, (iv) the holding period of A&F Common Stock received by a Limited stockholder in the Transactions will include the period during which the stockholder held its shares of Limited Common Stock, whether or not such Limited Common Stock was surrendered in the Exchange Offer, provided that such shares of Limited Common Stock are held as a capital asset on the date of the Transactions, and (v) cash received in lieu of fractional share interests in A&F will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to such fractional share interests. Such gain or loss will be capital gain or loss if the shares of Limited Common Stock are held as a capital asset on the date of the Transactions.


               The Ruling Letter does not specifically address tax basis issues with respect to holders of Limited Common Stock who have blocks of stock with different per share tax bases. Such holders are encouraged to consult their tax advisors regarding the possible tax basis consequences of the Transactions.

               U.S. Treasury regulations require each Limited stockholder that receives shares of A&F Common Stock in the Transactions to attach to the holder's U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Transactions. Within a reasonable time after the Transactions, The Limited will provide Limited stockholders who participate in the Exchange Offer and Limited stockholders who will receive A&F Common Stock in the Spin-Off, if any, with the information necessary to comply with that requirement, and will provide information regarding the allocation of basis described in clause
(iii) above.

               THIS SUMMARY DOES NOT DISCUSS ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO STOCKHOLDERS OF THE LIMITED IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, NOR DOES IT ADDRESS THE CONSEQUENCES TO CERTAIN STOCKHOLDERS OF THE LIMITED SUBJECT TO SPECIAL TREATMENT UNDER THE U.S. FEDERAL INCOME TAX LAWS (SUCH AS TAX-EXEMPT ENTITIES, NON-RESIDENT ALIEN INDIVIDUALS AND FOREIGN CORPORATIONS). IN ADDITION, THIS SUMMARY DOES NOT ADDRESS THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS OF THE LIMITED WHO DO NOT HOLD THEIR LIMITED COMMON STOCK AS A CAPITAL ASSET. THIS SUMMARY DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. STOCKHOLDERS OF THE LIMITED ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF A&F COMMON STOCK, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND ANY CHANGES IN FEDERAL TAX LAWS THAT OCCUR AFTER THE DATE OF THIS OFFERING CIRCULAR-PROSPECTUS.


               For a description of an agreement pursuant to which The Limited and A&F have provided for certain tax sharing and other tax-related matters, see "Relationship between The Limited and A&F--Tax-


Separation Agreement" on page 99.


                                 LEGAL MATTERS

               Certain legal matters with respect to the Transactions will be passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.


                                    EXPERTS

               The (i) audited consolidated financial statements of The Limited for the year ended January 31, 1998 included in this Offering Circular-Prospectus and (ii) audited consolidated financial statements of A&F for the year ended January 31, 1998 included in this Offering
Circular-Prospectus have been included in reliance on the reports of Coopers & Lybrand LLP, independent accountants of The Limited and A&F, given on the authority of said firm as experts in auditing and accounting.



                      WHERE YOU CAN FIND MORE INFORMATION

               The Limited and A&F file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The companies' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."


               A&F filed a Registration Statement (together with any amendments thereto, the "Registration Statement") on Form S-4 to register with the SEC the A&F Common Stock to be issued to Limited stockholders who tender their shares in the Exchange Offer and whose shares of Limited Common Stock are accepted for exchange. The Limited has filed a Schedule 13E-4 Issuer Tender Offer Statement with the SEC with respect to the Exchange Offer (together with any amendments thereto, the "Schedule 13E-


4"). This Offering Circular- Prospectus is a part of that Registration Statement and constitutes a Offering Circular of The Limited in addition to being a Prospectus of A&F. As allowed by SEC rules, this Offering Circular-Prospectus does not contain all the information you can find in the Registration Statement, the Schedule 13E-4 or the exhibits to the Registration Statement and the Schedule 13E-4.

               The SEC allows The Limited and A&F to "incorporate by reference" information into this Offering Circular-Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offering Circular-Prospectus, except for any information superseded by information in (or incorporated by reference in) this Offering Circular-Prospectus. The Offering Circular-Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about our companies and their finances.


The Limited SEC Filings (File No. 1-8344)       Period
--------------------------------------------    -----------------------------
Annual Report on Form 10-K                      Year ended February 1, 1997
Current Report on Form 8-K                      Filed February 18, 1998
Proxy Statement                                 Filed April 14, 1997

A&F SEC Filings (File No. 1-12107)              Period
--------------------------------------------    -----------------------------
Annual Report on Form 10-K                      Year ended February 1, 1997
Current Report on Form 8-K                      Filed February 18, 1998
Proxy Statement                                 Filed April 14, 1997




               The Limited and A&F are also incorporating by reference additional documents that either company may file with the SEC between the date of this Offering Circular-Prospectus and the Expiration Date.

               A&F has agreed to indemnify The Limited against certain liabilities, including civil liabilities under the federal securities act, and to contribute to payments which The Limited may be required to make in respect thereof, but solely with respect to information relating to A&F in this Offering Circular-Prospectus. The Limited has agreed to indemnify A&F against certain liabilities, including civil liabilities under the federal securities, and to contribute to payments which A&F may be required to make in respect thereof, but solely with respect to information relating to The Limited in this Offering Circular-Prospectus.

               The Limited may have already sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or through The Limited or A&F, the Dealer Managers or the Information Agent, without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Offering Circular-Prospectus. Stockholders may obtain documents incorporated by reference in this Offering Circular-Prospectus by requesting in writing or by telephone from the Information Agent or the Dealer Managers at their respective addresses, the appropriate party at the following address:

The Limited, Inc.                        Abercrombie & Fitch Co.
Three Limited Parkway                    Four Limited Parkway East
P.O. Box 16000                           P.O. Box 182168
Columbus, Ohio 43230                     Reynoldsburg, Ohio 43608
Attention: Investor Relations            Attention: Investor Relations
(614) 479-7000                           (614) 577-6500



               If you would like to request documents from either company, please do so five business days before the Expiration Date to receive them in time.

               YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR-PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER OR IN THE LETTER OF TRANSMITTAL. NEITHER THE LIMITED NOR A&F HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS. THIS OFFERING CIRCULAR-PROSPECTUS IS DATED ___________, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS OFFERING CIRCULAR-PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF A&F COMMON STOCK SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

               THIS OFFERING CIRCULAR-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE A&F COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE LIMITED IS NOT AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH APPLICABLE LAW. IF THE LIMITED BECOMES AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE EXCHANGE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH ANY VALID APPLICABLE LAW, THE LIMITED WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH SUCH LAW. IF, AFTER SUCH GOOD FAITH EFFORT, THE LIMITED CANNOT COMPLY WITH SUCH LAW, THE EXCHANGE OFFER WILL NOT BE MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES OF LIMITED COMMON STOCK IN ANY SUCH JURISDICTION.







                             LIST OF DEFINED TERMS

Defined Term                                                              Page
------------                                                              ----
   "A&F Common Stock".......................................................20
   "A&F IPO"................................................................20
   "Agent's Message"........................................................31
   "Anticipated Premium"....................................................27
   "Book-Entry Transfer Facility"...........................................30
   "Business Combination"...................................................96
   "business day"...........................................................34
   "Code"..................................................................100
   "Continuing Director"....................................................96
   "Dealer Manager"..........................................................9
   "DGCL"...................................................................22
   "DRP"....................................................................29
   "Dutch auction"..........................................................24
   "EITF"...................................................................51
   "Eligible Institution"...................................................31
   "Exchange Act"...........................................................26
   "Exchange Agent".........................................................37
   "Exchange Date"..........................................................26
   "Exchange Ratio Range"...................................................24
   "Exchange Ratio".........................................................24
   "Exchange Time"..........................................................26
   "Expiration Date"........................................................24
   "Fair Price".............................................................97
   "Final Exchange Ratio"...................................................24
   "GATT"...................................................................74
   "Goldman Sachs"..........................................................21
   "HSR Act"................................................................22
   "IMU"....................................................................55
   "Information Agent"......................................................37
   "Interested Person"......................................................96
   "Intimate Brands IPO"....................................................20
   "Intimate Brands"........................................................20
   "IRS"...................................................................100
   "LDS"....................................................................75
   "Limited Common Stock"...................................................24
   "Limited Self Tender"....................................................20
   "Limited Store Planning".................................................75
   "Mast"...................................................................74
   "Maximum Exchange Ratio".................................................24
   "Merchandise Marks"......................................................76
   "Minimum Exchange Ratio".................................................24
   "Name Mark"..............................................................76
   "New Services Agreement".................................................98
   "NMSI"...................................................................21
   "NYSE"...................................................................27
   "Old Services Agreement".................................................98
   "POS"....................................................................76
   "Receivables Securitization".............................................20
   "Registration Statement"................................................102
   "Ruling Letter".........................................................100
   "Schedule 13E-4"........................................................102
   "Securities Act".........................................................95
   "SEC"....................................................................10
   "Shared Facilities Agreements"...........................................98
   "Soliciting Dealer"......................................................37
   "Special Delivery Instructions"..........................................31
   "Special Issuance Instructions"..........................................31
   "Spin-Off"...............................................................38
   "Sublease Agreement".....................................................98
   "Substantial Part".......................................................96
   "Tax Disaffiliation Agreement"...........................................99
   "Tax-Sharing Agreement"..................................................99
   "Transactions"...........................................................17
   "Trigger Amount".........................................................25
   "WCAS"...................................................................20
   "WFN Sale"...............................................................20
   "WFN"....................................................................20


         INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF THE LIMITED


Report of Independent Accountants.......................................F(L)-2
Consolidated Statements of Income.......................................F(L)-3
Consolidated Balance Sheets.............................................F(L)-4
Consolidated Statements of Shareholders' Equity.........................F(L)-5
Consolidated Statements of Cash Flows...................................F(L)-6
Notes to Consolidated Financial Statements..............................F(L)-7



                   [Letterhead of Coopers & Lybrand L.L.P.]

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of The Limited, Inc.

We have audited the accompanying consolidated balance sheets of The Limited, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Limited, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
Columbus, Ohio
February 20, 1998



                               THE LIMITED, INC.


                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     1997                1996                1995
                                                                 -------------       ------------       --------------
                                                                       (in thousands except per share amounts)


NET SALES..................................................       $  9,188,804       $   8,644,791       $   7,881,437

 Costs of Goods Sold, Occupancy and Buying Costs...........         (6,370,827)         (6,148,212)         (5,793,905)
                                                                  ------------       -------------       -------------

GROSS INCOME...............................................          2,817,977           2,496,579           2,087,532

 General, Administrative and Store Operating Expenses......         (2,124,663)         (1,848,512)         (1,475,497)

 Special and Nonrecurring Items, Net.......................           (213,215)            (12,000)              1,314
                                                                  ------------       -------------       -------------

OPERATING INCOME...........................................            480,099             636,067             613,349

 Interest Expense..........................................            (68,728)            (75,363)            (77,537)

 Other Income, Net.........................................             36,886              41,972              21,606

 Minority Interest.........................................            (56,473)            (45,646)            (22,374)

 Gain in Connection with Initial Public Offerings..........              8,606             118,178             649,467
                                                                  ------------       -------------       -------------

INCOME BEFORE INCOME TAXES.................................            400,390             675,208           1,184,511
                                                                  ------------       -------------       -------------

 Provision for Income Taxes................................            183,000             241,000             223,000
                                                                  ------------       -------------       -------------

NET INCOME.................................................           $217,390            $434,208            $961,511
                                                                  ============       =============       =============

NET INCOME PER SHARE:

 BASIC.....................................................       $        .80       $        1.55       $        2.69
                                                                  ============       =============       =============

 DILUTED...................................................       $        .79       $        1.54       $        2.68
                                                                  ============       =============       =============



                               THE LIMITED, INC.


                          CONSOLIDATED BALANCE SHEETS

                                                 January 31,      February 1,
                                                    1998             1997
                                                 -----------     -------------
                                                        (in thousands)
ASSETS

CURRENT ASSETS:
 Cash and Equivalents.......................        $746,395         $312,796
 Accounts Receivable........................          83,370           69,337
 Inventories................................       1,002,710        1,007,303
 Store Supplies.............................          99,167           90,400
 Other......................................          99,509           65,261
                                                  ----------       ----------
TOTAL CURRENT ASSETS........................       2,031,151        1,545,097

PROPERTY AND EQUIPMENT, NET.................       1,519,908        1,828,869
RESTRICTED CASH.............................         351,600          351,600
DEFERRED INCOME TAXES.......................          56,586               --
OTHER ASSETS................................         341,516          394,436
                                                  ----------       ----------

TOTAL ASSETS................................      $4,300,761       $4,120,002
                                                  ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts Payable...........................        $300,703         $307,841
 Accrued Expenses...........................         676,715          481,744
 Income Taxes...............................         115,994          117,308
                                                  ----------       ----------
TOTAL CURRENT LIABILITIES...................       1,093,412          906,893

LONG-TERM DEBT..............................         650,000          650,000
DEFERRED INCOME TAXES.......................              --          169,932
OTHER LONG-TERM LIABILITIES.................          58,720           51,659
MINORITY INTEREST...........................         102,072           67,336
CONTINGENT STOCK REDEMPTION AGREEMENT.......         351,600          351,600

Shareholders' Equity:
 Common Stock...............................         180,352          180,352
 Paid-In Capital............................         148,018          142,860
 Retained Earnings..........................       3,613,174        3,526,256
                                                  ----------       ----------
                                                   3,941,544        3,849,468

 Less: Treasury Stock, at Cost..............      (1,896,587)      (1,926,886)
                                                  ----------       ----------
TOTAL SHAREHOLDERS' EQUITY..................       2,044,957        1,922,582
                                                  ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..      $4,300,761       $4,120,002
                                                  ==========       ==========

                               THE LIMITED, INC.
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              Common Stock
                                        -------------------------                                                   Total
                                           Shares        Par        Paid-In     Retained     Treasury Stock,    Shareholders'
                                        Outstanding      Value      Capital     Earnings         at Cost            Equity
                                        -----------    -------    ---------   -----------    ---------------    --------------
                                                                            (in thousands)

Balance, January 28, 1995............       357,604    $189,727    $132,938    $2,716,516          $(278,225)      $2,760,956
Net Income...........................            --          --          --       961,511                 --          961,511
Cash Dividends.......................            --          --          --      (143,091)                --         (143,091)
Purchase of Treasury Stock...........        (3,361)         --          --            --            (55,239)         (55,239)
Common Shares Subject to
 Contingent Stock Redemption
 Agreement...........................            --      (9,375)     (7,639)     (334,586)                --         (351,600)
Stock Issued for Acquisition.........           730          --       7,769            --              8,231           16,000
Exercise of Stock Options and Other..           393          --       4,066            --              8,438           12,504
                                            -------    --------    --------    ----------        -----------       ----------
Balance, February 3, 1996............       355,366    $180,352    $137,134    $3,200,350          $(316,795)      $3,201,041
Net Income...........................            --          --          --       434,208                 --          434,208
Cash Dividends.......................            --          --          --      (108,302)                --         (108,302)
Purchase of Treasury Stock...........       (85,000)         --          --            --         (1,615,000)      (1,615,000)
Exercise of Stock Options and Other..           705          --       5,726           --               4,909           10,635
                                            -------    --------    --------    ----------        -----------       ----------
Balance, February 1, 1997............       271,071    $180,352    $142,860    $3,526,256        $(1,926,886)      $1,922,582
Net Income...........................            --          --          --       217,390                 --          217,390
Cash Dividends.......................            --          --          --      (130,472)                --         (130,472)
Exercise of Stock Options and Other..         1,729          --       5,158            --             30,299           35,457
                                            -------    --------    --------    ----------        -----------       ----------
Balance, January 31, 1998............       272,800    $180,352    $148,018    $3,613,174        $(1,896,587)      $2,044,957
                                            =======    ========    ========    ==========        ===========       ==========

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.




                               THE LIMITED, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      1997            1996             1995
                                                                    ---------      ----------        -----------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income....................................................      $217,390         $434,208         $961,511
 Impact of Other Operating Activities on Cash Flows:
   Depreciation and Amortization...............................       313,292          289,643          285,889
   Special and Nonrecurring Items, Net.........................       128,215            7,200           (1,314)
   Minority Interest, Net of Dividends Paid....................        34,736           21,637           17,250
   Gain in Connection with Initial Public Offerings, Net.......        (5,606)        (118,178)        (649,467)
   Change in Assets and Liabilities:
     Accounts Receivable.......................................       (14,033)           8,179         (104,121)
     Inventories...............................................        (5,407)         (48,350)         (70,813)
     Accounts Payable and Accrued Expenses.....................        81,833          116,599           50,883
     Income Taxes..............................................      (145,832)          (5,915)        (132,560)
     Other Assets and Liabilities..............................       (14,607)           7,046          (16,526)
                                                                     --------         --------       ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES......................       589,981          712,069          340,732
                                                                     --------         --------       ----------
INVESTING ACTIVITIES:
 Capital Expenditures..........................................      (404,602)        (409,260)        (374,374)
 Proceeds from Sale of Property and Related Interests..........       234,976               --               --
 Net Proceeds from Partial Sale of Interest in Investee........       108,259               --               --
 Businesses Acquired...........................................            --          (41,255)          (2,000)
 Increase in Restricted Cash...................................            --               --         (351,600)
 Proceeds from Credit Card Securitization......................            --               --        1,212,630
                                                                     --------         --------       ----------
NET CASH PROVIDED BY (USED FOR) INVESTING
 ACTIVITIES....................................................       (61,367)        (450,515)         484,656
                                                                     --------         --------       ----------
FINANCING ACTIVITIES:
 Net Repayments of Commercial Paper Borrowings and
   Certificates of Deposit.....................................            --               --          (25,200)
 Proceeds from Short-Term Borrowings...........................            --          150,000          250,000
 Repayment of Short-Term Borrowings............................            --         (150,000)        (250,000)
 Net Proceeds from Issuance and Sale of Subsidiary
   Stock.......................................................            --          118,178          788,589
 Dividends Paid................................................      (130,472)        (108,302)        (143,091)
 Purchase of Treasury Stock....................................            --       (1,615,000)         (55,239)
 Stock Options and Other.......................................        35,457           10,635           12,504
                                                                     --------         --------       ----------
NET CASH PROVIDED BY (USED FOR) FINANCING
ACTIVITIES.....................................................       (95,015)      (1,594,489)         577,563
                                                                     --------         --------       ----------
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS...................................................       433,599       (1,332,935)       1,402,951
Cash and Equivalents, Beginning of Year........................       312,796        1,645,731          242,780
                                                                     --------         --------       ----------
CASH AND EQUIVALENTS, END OF YEAR..............................      $746,395         $312,796       $1,645,731
                                                                     ========         ========       ==========


Noncash investing activities included $2.2 million in 1997 and $16 million in 1995 for stock issued in connection with the acquisition of Galyan's

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.


                                THE LIMITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of The Limited, Inc. (the "Company") and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

   Investments in other entities (including joint ventures) where the Company has the ability to significantly influence operating and financial policies are accounted for on the equity method.

   Fiscal Year

   The Company's fiscal year ends on the Saturday closest to January 31.
   Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1997 and 1996 represent the 52-week periods ended January 31, 1998 and February 1, 1997. The results for fiscal year 1995 represent the 53-week period ended February 3, 1996.

   Cash and Equivalents

   Cash and equivalents include amounts on deposit with financial institutions and money-market investments with maturities of less than 90 days.

   Inventories

   Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

   Store Supplies

   The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized.

   Property and Equipment

   Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-30 years for buildings and improvements and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

   Goodwill Amortization

   Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis, principally over 30 years.

   Catalogue Costs and Advertising

   Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $275 million, $242 million and $237 million in 1997, 1996 and 1995.

   Interest Rate Swap Agreements

   The difference between the amount of interest to be paid and the amount of interest to be received under interest rate swap agreements due to changing interest rates is charged or credited to interest expense over the life of the swap agreement. Gains and losses from the disposition of swap agreements are deferred and amortized over the term of the related agreements.

   Income Taxes


   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.


   Shareholders' Equity

   Five hundred million shares of $.50 par value common stock are authorized, of which 272.8 million shares and 271.1 million shares were outstanding, net of 106.7 million shares and 108.4 million shares held in treasury at January 31, 1998 and February 1, 1997. Ten million shares of $1.00 par value preferred stock are authorized, none of which have been issued.

   On March 17, 1996, the Company completed the repurchase of 85 million shares of its common stock under a self-tender offer at $19.00 per share. Approximately $1.615 billion was paid in exchange for the outstanding shares which was funded with funds made available from a series of transactions that included: 1) the initial public offering of a 16.9% interest in Intimate Brands, Inc. ("IBI"); 2) the securitization of World Financial Network National Bank ("WFNNB") credit card receivables; and 3) the sale of a 60% interest in WFNNB.

   Revenue Recognition

   Sales are recorded upon purchase by customers. A reserve is provided equal to the gross profit on projected catalogue merchandise returns, based on prior experience.

   Earnings per Share

   Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share," which the Company adopted in the fourth quarter of 1997. Earnings per basic share are computed based on the weighted average number of outstanding common shares. Earnings per diluted share include the weighted average effect of dilutive options and restricted stock.

               Weighted Average Common Shares Outstanding:

                                            1997           1996          1995
                                            ----           ----          ----
                                                     (in thousands)
Common Shares Issued...................     379,454       379,454       379,454
Treasury Shares........................    (107,556)      (98,755)      (21,862)
                                           --------       -------       -------
Basic Shares...........................     271,898       280,699       357,592

Dilutive Effect of Options and
  Restricted Shares....................       2,585         1,354           779
                                           --------       -------       -------
Diluted Shares.........................     274,483       282,053       358,371
                                            =======       =======       =======


   Options to purchase .7 million, 5.9 million and 7.9 million shares of common stock were outstanding at year-end 1997, 1996 and 1995, but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares. Exercise of the 18.75 million shares subject to the Contingent Stock Redemption Agreement (see Notes 6 and 10) was determined not to dilute earnings per share.

   Subsequent to January 31, 1998, the Company announced an exchange offer for Abercrombie & Fitch Co. ("A&F") shares that, if consummated, would result in a substantial decrease in total common shares outstanding (see Note 14).

   Gains in Connection with Initial Public Offerings

   Gains in connection with initial public offerings are recognized in the current year's income. During the first quarter of 1997, the Company recognized a pretax gain of $8.6 million in connection with the initial public offering ("IPO") of Brylane, Inc., a 26% owned (post-IPO) catalogue retailer. In 1996, the Company recognized a $118.2 million gain in connection with the IPO of a 15.8% interest (8.05 million shares) of A&F. In 1995, the Company recognized a $649.5 million gain in connection with the IPO of a 16.9% interest (42.7 million shares) of IBI. IBI consists of the Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works and Gryphon businesses. The IPO gains recorded by the Company in 1996 and 1995 were not subject to income tax.

   Minority interest of $102.1 million at January 31, 1998 represents a 16.9% interest in the net equity of IBI and a 15.8% interest in the net equity of A&F.

   Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

   Reclassifications

   Certain amounts on previously reported financial statement captions have been reclassified to conform with current year presentation.

2. Special and Nonrecurring Items


   As a result of an ongoing review of the Company's retail businesses and investments as well as implementation of initiatives intended to promote and strengthen The Limited's various retail brands (including closing businesses, identification and disposal of non-core assets and identification of store locations not consistent with the image of a particular brand), the Company recognized special and nonrecurring charges of $276 million during the fourth quarter of 1997 comprised of: 1) a $68 million charge for the closing of the 118 store Cacique lingerie business effective January 31, 1998. The amount includes noncash charges approximating $30 million comprised principally of write-offs and liquidations of store assets. Charges approximating $38 million related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs have been accrued. Other than contractual obligations of approximately $5 million, the accrued costs are expected to be paid in fiscal year 1998; 2) an $82 million charge related to streamlining the Henri Bendel business from six stores to one store by September 1, 1998. The amount includes approximately $26 million of noncash charges related primarily to write-offs of store assets. Charges of $56 million related primarily to contract cancellations and lease termination costs have been accrued. Other than contractual obligations of approximately $18 million, the accrued costs are expected to be paid in 1998. Termination costs related to Henri Bendel closings will be recognized in first quarter 1998 when the employees are notified; 3) $86 million of impaired asset charges, related principally to the women's apparel businesses, covering certain store locations where the carrying values are permanently impaired; and 4) a $28 million provision for closing and downsizing approximately 80 oversized stores, primarily within the Limited, Lerner New York, Lane Bryant and Express women's businesses and a $12 million write-down to net realizable value of a real estate investment previously acquired in connection with closing and downsizing certain stores. The $28 million charge includes approximately
   $13 million of noncash charges related to write-offs of store assets. Approximately $15 million related to lease termination costs have been accrued. Other than contractual obligations of approximately $7 million, the accrued costs are expected to be paid within 18 months.

   Additionally, the Company recognized a $13 million cost of sales charge in the fourth quarter for inventory liquidation at Henri Bendel. The after-tax cash impact of these charges is estimated to be approximately $30 million. The Company anticipates recognizing charges for severance and other associate termination costs for Henri Bendel in the first quarter of 1998 at the time the associates are notified. Additionally, the Company recognized a $75.3 million pretax gain during the third quarter of 1997 in connection with the sale of 2.4 million shares of Brylane, which is carried on the equity method, for approximately $46 per share generating cash proceeds of $108 million. This sale represented approximately one-half of its investment in Brylane. This gain was partially offset by valuation adjustments of $12.5 million on certain assets where the carrying values were permanently impaired. On February 20, 1998, The Limited entered into an agreement with Pinault Printemps- Radoute to sell its remaining 2.6 million shares of Brylane for $51 per share, estimated to generate cash proceeds of $131 million. The transaction is expected to close April 1998.


   The $86 million impaired asset charge was in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result of the Company's strategic review process including the implementation of brand initiatives within individual businesses, updated analyses were prepared to determine if there was impairment of any long-lived assets. The revised carrying values of these assets were calculated on the basis of discounted cash flows. The impaired asset charge had no impact on the Company's 1997 or future cash flows. As a result of this charge, depreciation and amortization expense related to these assets will decrease in future periods.

   In 1996, the Company recorded a $12 million pretax, special and nonrecurring charge in connection with the April 1997 sale of Penhaligon's, a U.K.-based subsidiary of IBI.


   In the fourth quarter of 1995, the Company recognized a $73.2 million pretax gain in connection with the sale of a 60% interest in the Company's wholly-owned credit card bank, WFNNB. In addition, the Company recognized a special and nonrecurring charge during the fourth quarter of 1995 of approximately $71.9 million. Of this amount, $25.8 million was provided for the closing of 26 stores and $19.8 million was provided for the downsizing of 33 stores, primarily at Limited and Lerner New York. The remaining charge of approximately $26.3 million represented the write-down to market or net realizable value of certain assets arising from nonoperating activities. The net pretax gain from these special and nonrecurring items was $1.3 million.


3. Accounts Receivable

   As discussed in Note 2, the sale of a 60% interest in WFNNB was completed in the fourth quarter of 1995 and WFNNB's outstanding debt to the Company of approximately $1.2 billion was repaid. Finance charge revenue on the deferred payment accounts amounted to $235.6 million in 1995 and the provision for uncollectible accounts amounted to $91.4 million in 1995. These amounts are classified as components of the cost to administer the deferred payment program and are included in the Company's general, administrative and store operating expenses for that year.

4. Property and Equipment

   Property and equipment, at cost, consisted of:

                                                        1997          1996
                                                        ----          ----
                                                           (thousands)
Land, Buildings and Improvements.................      $394,885      $530,259
Furniture, Fixtures and Equipment................     1,951,172     1,929,951
Leaseholds and Improvements......................       539,047       641,200
Construction in Progress.........................       219,508       188,834
                                                      ---------     ---------
Total............................................     3,104,612     3,290,244
Less:  Accumulated Depreciation and Amortization.     1,584,704     1,461,375
                                                      ---------     ---------
Property and Equipment, Net......................    $1,519,908    $1,828,869
                                                     ==========    ==========




5. Leased Facilities and Commitments

   Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

               A summary of rent expense for 1997, 1996 and 1995 follows:

                                1997          1996          1995
                                ----          ----          ----
                                          (thousands)
Fixed Minimum............      $721,283      $689,319      $643,200
Contingent...............        26,630        23,117        18,812
                                -------       -------       -------
Total Store Rent.........       747,913       712,436       662,012
Equipment and Other......        23,492        25,163        26,101
                                -------       -------       -------
Total Rent Expense.......      $771,405      $737,599      $688,113
                               ========      ========      ========





   At January 31, 1998, the Company was committed to noncancelable leases with remaining terms generally from one to twenty years. A substantial portion of these commitments are store leases with initial terms ranging from ten to twenty years, with options to renew at varying terms.


               A summary of minimum rent commitments under noncancelable leases follows (thousands):

          1998..................................       $731,233
          1999..................................        712,804
          2000..................................        688,317
          2001..................................        645,229
          2002..................................        595,377
          Thereafter............................      2,062,453

6. Restricted Cash

   At January 31, 1998, Special Funding, Inc., a wholly-owned subsidiary of the Company, had $351.6 million of restricted cash invested in short-term, highly liquid securities. This amount is classified as a noncurrent asset, since it has been reserved for use in the event that The Wexner Children's Trust, established by Leslie H. Wexner, the Company's principal shareholder, exercises its opportunity to require the Company to redeem, or the Company exercises its opportunity to redeem from the Trust, shares of The Limited, Inc. common stock in accordance with the terms of the Contingent Stock Redemption Agreement (see Note 10). Interest earnings of $18.6 million and $17.9 million in 1997 and 1996 on the segregated cash accrued to the Company.

7. Accrued Expenses

    Accrued expenses consisted of:

                                                    1997          1996
                                                    ----          ----
                                                       (thousands)
Compensation, Payroll Taxes and Benefits.....      $135,701      $100,526
Rent.........................................       152,850       123,421
Taxes, Other than Income.....................        42,321        47,297
Interest.....................................        21,129        21,510
Store Closings...............................        86,803         3,509
Other........................................       237,911       185,481
                                                    -------       -------
Total........................................      $676,715      $481,744
                                                   ========      ========




8. Long-Term Debt

               Unsecured long-term debt consisted of:

                                               1997          1996
                                               ----          ----
                                                  (thousands)

7 1/2% Debentures due March 2023........      $250,000      $250,000
7 4/5% Notes due May 2002...............       150,000       150,000
9 1/8% Notes due February 2001..........       150,000       150,000
8 7/8% Notes due August 1999............       100,000       100,000
- - -                   -----                  -------       -------
Total...................................      $650,000      $650,000
                                              ========      ========




   The Company maintains a $1 billion unsecured credit agreement (the "Agreement"), established on September 29, 1997 (the "Effective Date"). Borrowings outstanding under the Agreement are due September 28, 2002. However, the revolving term of the Agreement may be extended an additional two years upon notification by the Company on the second and fourth anniversaries of the Effective Date, subject to the approval of the lending banks. The Agreement has several borrowing options, including interest rates which are based on either the lender's "Base Rate," as defined, LIBOR, CD-based options or at a rate submitted under a bidding process. Facilities fees payable under the Agreement are based on the Company's long-term credit ratings, and currently approximate .1% of the committed amount per annum. The Agreement contains covenants relating to the Company's working capital, debt and net worth. No amounts were outstanding under the Agreement at January 31, 1998.

   The Agreement supports the Company's commercial paper program which is used from time to time to fund working capital and other general corporate requirements. No commercial paper was outstanding at January 31, 1998.

   Up to $250 million of debt securities and warrants to purchase debt securities may be issued under the Company's shelf registration statement.

   The Company periodically enters into interest rate swap agreements with the intent to manage interest rate exposure. At January 31, 1998, the Company had an interest rate swap position of $100 million notional principal amount outstanding. This contract effectively changed the Company's interest rate exposure on $100 million of variable rate debt to a fixed rate of 8.09% through July 2000.

   Long-term debt maturities within the next five years consist of $100 million which matures August 15, 1999, $150 million which matures February 1, 2001 and $150 million which matures May 15, 2002. Interest paid approximated $69.1 million, $65.5 million and $88.4 million in 1997, 1996 and 1995.

9. Income Taxes

   The provisions for income taxes consisted of:

                             1997           1996           1995
                             ----           ----           ----
                                         (thousands)
Currently Payable
   Federal............      $304,300       $210,400       $190,900
   State..............        33,800         34,000         24,700
   Foreign............         3,700          2,400          4,500
                             -------        -------        -------
Total.................       341,800        246,800        220,100
                             -------        -------        -------

Deferred
   Federal............      (156,600)       (13,800)        (9,400)
   State..............        (2,200)         8,000         12,300
                             -------        -------        -------
Total.................      (158,800)        (5,800)         2,900
                             -------        -------        -------

Total Provision.......      $183,000       $241,000       $223,000
                            ========       ========       ========



   The foreign component of pretax income, arising principally from overseas sourcing operations, was $62.3 million, $45.9 million and $60.8 million in 1997, 1996 and 1995.

   A reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excluding the nontaxable gains from sales of subsidiary stock in 1996 and 1995 and minority interest follows:

                                          1997         1996         1995
                                          ----         ----         ----
Federal Income Tax Rate..............       35.0%        35.0%        35.0%
State Income Tax, Net of Federal
  Income Tax Effect..................        4.5%         4.5%         4.5%
Other Items, Net.....................         .6%          .5%          .7%
                                            ----         ----         ----
Total................................       40.1%        40.0%        40.2%
                                            ====         ====         ====





   Income taxes payable included net current deferred tax assets of $63.1 million and $.3 million at January 31, 1998 and February 1, 1997.


                                                     1997                                           1996
                                    ----------------------------------------      ------------------------------------------
                                    Assets       Liabilities         Total        Assets       Liabilities         Total
                                    ------       -----------         -----        ------       -----------         -----
                                                                         (thousands)
Excess of Tax Over Book
 Depreciation.................            --          $(1,400)       $(1,400)           --         $(20,000)       $(20,000)

Undistributed Earnings of
 Foreign Affiliates...........            --         (102,400)      (102,400)           --         (116,600)       (116,600)

Special and Nonrecurring
 Items........................       $99,200               --         99,200       $24,100               --          24,100

Rent..........................        62,100               --         62,100            --          (17,500)        (17,500)

Inventory.....................        43,700               --         43,700        40,000               --          40,000

Investments in Affiliates.....            --          (24,900)       (24,900)           --          (54,000)        (54,000)

State Income Taxes............        24,900               --         24,900         9,600               --           9,600

Other.........................        18,500               --         18,500            --          (35,300)        (35,300)
                                    --------        ---------       --------       -------        ---------       ---------
Total Deferred Income Taxes...      $248,400        $(128,700)      $119,700       $73,700        $(243,400)      $(169,700)
                                    ========        =========       ========       =======        =========       =========




   Income tax payments approximated $410.8 million, $233.8 million and $306.1 million for 1997, 1996 and 1995.

   The Internal Revenue Service has assessed the Company for additional taxes and interest for the years 1992-1994 relating to the treatment of transactions involving the Company's foreign operations for which the Company has provided deferred taxes on the undistributed earnings of foreign affiliates. The Company strongly disagrees with the assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

10. Contingent Stock Redemption Agreement

   In connection with the reconfiguration of its business, the Company purchased from shareholders via a self-tender offer, 85 million shares of The Limited, Inc. common stock for approximately $1.615 billion on March 17, 1996. Leslie H. Wexner, Chairman and CEO of the Company, as well as the Company's founder and principal shareholder, did not participate in the self-tender. However, the Company entered into an agreement, as amended in 1996, which provides The Wexner Children's Trust the opportunity, commencing on February 1, 1998, and for a period of eight years thereafter (the exercise period), to require the Company to redeem up to 18.75 million shares for a price per share equal to $18.75 (a price equal to the price per share paid in the self-tender less $.25 per share). Under certain circumstances, lenders to the Trust, if any, may exercise this opportunity, beginning February 1, 1997. The Company received the opportunity to redeem an equivalent number of shares from the Trust at $25.07 per share for a period beginning on July 31, 2006, and for six months thereafter. As a result of these events, the Company has transferred $351.6 million to temporary equity identified as Contingent Stock Redemption Agreement in the Consolidated Balance Sheets. In addition, approximately $351.6 million has been designated as restricted cash to consummate either of the above rights (see Note 6). The terms of this agreement were approved by the Company's Board of Directors.

11. Stock Options and Restricted Stock

   Under the Company's stock plans, associates may be granted up to a total of
   17.3 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. In 1997, the Company granted approximately 5.6 million options with a graduated vesting schedule over six years. The remaining options generally vest 25% per year over the first four years of the grant. Virtually all options have a maximum term of ten years.

   Under separate stock plans, up to 17.5 million IBI shares and 3.5 million A&F shares are available to grant restricted shares and options to IBI and A&F associates. As of January 31, 1998, options to purchase 4.3 million
   IBI shares and 1.9 million A&F shares were outstanding, of which 418,000 IBI options and 35,000 A&F options were exercisable. Under these plans, options generally vest over periods from four to six years.


   The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effect on net income and earnings per diluted share, including the impact of options issued by IBI and A&F, would have been a reduction of approximately $11.4 million or $.04 per share in 1997 and $4.0 million or $.01 per share in 1996. The weighted-average per share fair value of options granted ($5.79, $4.72 and $5.48 during 1997, 1996 and 1995) was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: dividend yields of 2.8%; volatility of 27%, 31% and 31%; risk-free interest rates of 6%, 5.25% and 7%; assumed forfeiture rates of 15%, 20% and 20%; and expected lives of 6.5 years, 5 years and 5 years. The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   Approximately 2,120,000, 468,000 and 569,000 restricted Limited shares were granted in 1997, 1996 and 1995, with market values at date of grant of $43.9 million, $8.3 million and $10.0 million. Included in the 1997 grants were 1.7 million restricted shares, of which 685,000 had performance requirements, with a graduated vesting schedule over six years. The remaining restricted shares generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. Additionally, IBI granted 1,442,000, 169,000 and 357,000 restricted shares in 1997, 1996 and 1995 and A&F granted 540,000 and 50,000 restricted shares in 1997 and 1996. Vesting terms for the IBI and A&F restricted shares are similar to those of The Limited. The market value of restricted shares, subject to adjustment at measurement date for the performance awards, is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards, including expense related to awards granted at IBI and A&F, amounted to $29.0 million in 1997 and $9.1 million in both 1996 and 1995.


               The following table summarizes information about stock options outstanding at January 31, 1998:

                                 Options Outstanding                                               Options Exercisable
-------------------------------------------------------------------------------------     ------------------------------------------
                            Number           Weighted Average                                 Number
 Range of Exercise      Outstanding at          Remaining           Weighted Average      Exercisable at      Weighted Average
      Prices               1/31/98           Contractual Life        Exercise Price          1/31/98          Exercisable Price
--------------------    ----------------     ----------------       ----------------      ---------------     -------------------
     $15 - $16                1,350,000            6.1                     $16                618,000               $16
     $17 - $18                2,827,000            7.3                     $17              1,227,000               $17
     $19 - $21                5,658,000            7.9                     $20              1,651,000               $21
     $22 - $27                2,646,000            7.9                     $23                773,000               $24
      $9 - $31                1,589,000            7.5                     $20                638,000               $20
     ---   ---               ----------            ---                     ---              ---------               ---
      $9 - $31               14,070,000            7.5                     $20              4,907,000               $20
     ===   ===               ==========            ===                     ===              =========               ===



   A summary of option activity for 1995, 1996 and 1997 follows:

                                                              Weighted
                                        Number of         Average Option
                                          Shares          Price Per Share
                                        ----------        ---------------
1995
Outstanding at Beginning of Year...       8,414,000                   $19.56
Granted............................       2,196,000                    17.81
Exercised..........................        (280,000)                   12.43
Canceled...........................      (1,188,000)                   19.90
                                         ----------                    -----
Outstanding at End of Year.........       9,142,000                   $19.32
                                          =========                   ======
Options Exercisable at Year-End....       4,800,000                   $19.62
                                          =========                   ======

1996
Outstanding at Beginning of Year...       9,142,000                   $19.32
Granted............................       1,899,000                    17.30
Exercised..........................        (531,000)                   14.89
Canceled...........................      (1,311,000)                   19.45
                                         ----------                    -----
Outstanding at End of Year.........       9,199,000                   $19.14
                                          =========                   ======
Options Exercisable at Year-End....       5,249,000                   $20.24
                                          =========                   ======

1997
Outstanding at Beginning of Year...       9,199,000                   $19.14
Granted............................       7,331,000                    20.02
Exercised..........................      (1,377,000)                   17.70
Canceled...........................      (1,083,000)                   19.64
                                         ----------                    -----
Outstanding at End of Year.........      14,070,000                   $19.70
                                         ==========                   ======
Options Exercisable at Year-End....       4,907,000                   $19.89
                                         ==========                   ======




12. Retirement Benefits

   The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $36.4 million in 1997, $36.2 million in 1996 and $33.3 million in 1995.

13. Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

   Current Assets, Current Liabilities and Restricted Cash

   The carrying value of cash equivalents, restricted cash, accounts payable and accrued expenses approximates fair value because of their short maturity.

   Long-Term Debt

   The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

   Interest Rate Swap Agreement

   The fair value of the interest rate swap is the estimated amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty.

   The estimated fair values of the Company's financial instruments are as follows:

                                               1997                                  1996
                                 ------------------------------------  ------------------------------
                                                          Fair                                  Fair
                                 Carrying Amount         Value         Carrying Amount         Value
                                 -------------------  -------------    ----------------       --------
                                                              (thousands)

Long-Term Debt..............            $(650,000)      $(667,391)         $(650,000)      $(638,798)

Interest Rate Swaps.........                $(328)        $(5,345)             $(351)        $(5,267)




14. Subsequent Event--Registration Statement for A&F Exchange Offer

   On February 17, 1998, a registration statement was filed with the Securities and Exchange Commission in connection with a plan to establish A&F as a fully independent company via a tax-free exchange offer pursuant to which The Limited shareholders will be given an opportunity to tender some or all of their shares of The Limited in return for shares of A&F. The transaction is subject to certain customary conditions.

15. Quarterly Financial Data (Unaudited)

   Summarized quarterly financial results for 1997 and 1996 follow:

                                            First           Second          Third           Fourth
                                            -----           ------          -----           ------
                                                     (thousands except per share amounts)
1997 Quarter
Net Sales............................      $1,829,780      $2,020,084      $2,070,559      $3,268,381
Gross Income.........................         501,471         538,907         620,982       1,156,617
Net Income...........................          24,873          27,574          79,682          85,261
Net Income Per Basic Share...........             .09             .10             .29             .31
Net Income Per Diluted Share.........            *.09             .10            *.29            *.31


1996 Quarter
Net Sales............................      $1,787,943      $1,895,601      $1,994,986      $2,966,261
Gross Income.........................         469,541         491,909         555,374         979,755
Net Income...........................          28,152          33,150         159,513         213,393
Net Income Per Basic Share...........             .09             .12             .59             .79
Net Income Per Diluted Share.........             .09             .12            *.59            *.78




* Gains in connection with initial public offerings included an $8.6 million ($.02 per diluted share) pretax gain in the first quarter of 1997 in connection with the Company's ownership portion of Brylane, Inc., a 26% owned (post-IPO) catalogue retailer and a $118.2 million ($.44 per diluted share) gain in the third quarter of 1996 in connection with the IPO of a 15.8% interest of A&F (see Note 1). Special charges included $276 million ($.57 per diluted share) in special and nonrecurring items and an additional $13 million ($.03 per diluted share) in inventory liquidation charges during the fourth quarter of 1997, a net $62.8 million ($.14 per diluted share) pretax gain during the third quarter of 1997 relating to the sale of approximately one-half of its investment in Brylane, Inc. and $12 million ($.03 per diluted share) in special and nonrecurring charges during the fourth quarter of 1996 in connection with the sale of the Penhaligon's business (see Note 2).







             INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF A&F


Report of Independent Accountants.......................................F(A)-2
Consolidated Statements of Income.......................................F(A)-3
Consolidated Balance Sheets.............................................F(A)-4
Consolidated Statements of Shareholders' Equity.........................F(A)-5
Consolidated Statements of Cash Flows...................................F(A)-6
Notes to Consolidated Financial Statements..............................F(A)-7


                   [Letterhead of Coopers & Lybrand L.L.P.]

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Abercrombie & Fitch Co.

We have audited the accompanying consolidated balance sheets of Abercrombie & Fitch Co. and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Abercrombie & Fitch Co. and subsidiaries as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
Columbus, Ohio
February 20, 1998



                            ABERCROMBIE & FITCH CO.


                       CONSOLIDATED STATEMENTS OF INCOME


                                             1997              1996              1995
                                         -------------    -------------     --------------
                                               (Thousands except per share amounts)

NET SALES............................         $521,617          $335,372          $235,659
 Costs of Goods Sold, Occupancy
  and Buying Costs...................          320,537           211,606           155,865
                                              --------          --------          --------

GROSS INCOME.........................          201,080           123,766            79,794
 General, Administrative and
  Store Operating Expenses...........          116,955            77,773            55,996
                                              --------          --------          --------

OPERATING INCOME.....................           84,125            45,993            23,798
 Interest Expense, Net...............            3,583             4,919                --
                                              --------          --------          --------

INCOME BEFORE  INCOME TAXES..........           80,542            41,074            23,798
 Provision for Income Taxes..........           32,220            16,400             9,500
                                              --------          --------          --------

NET INCOME...........................          $48,322           $24,674           $14,298
                                              ========          ========          ========

NET INCOME PER SHARE:
 Basic...............................         $    .95          $    .54          $    .33
                                               ========          ========          ========
Diluted.............................         $    .94          $    .54          $    .33
                                              ========          ========          ========



                            ABERCROMBIE & FITCH CO.
                          CONSOLIDATED BALANCE SHEETS

                                                January 31,     February 1,
                                                    1998            1997
                                                -----------     -----------
                                                        (Thousands)
ASSETS

CURRENT ASSETS:
 Cash and Equivalents.......................        $42,667          $1,945
 Accounts Receivable........................          1,695           2,102
 Inventories................................         33,927          34,943
 Store Supplies.............................          5,592           5,300
 Intercompany Receivable....................         23,785              --
 Other......................................          1,296             588
                                                   --------        --------
TOTAL CURRENT ASSETS........................        108,962          44,878

PROPERTY AND EQUIPMENT, NET.................         70,517          58,992

DEFERRED INCOME TAXES.......................          3,759           1,885

OTHER ASSETS................................             --               6
                                                   --------        --------

TOTAL ASSETS................................       $183,238        $105,761

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts Payable...........................        $15,968          $6,414
 Accrued Expenses...........................         35,143          22,388
 Income Taxes Payable.......................         15,851           9,371
 Intercompany Payable.......................            --            5,417
                                                   --------        --------
TOTAL CURRENT LIABILITIES...................         66,962          43,590

LONG-TERM DEBT..............................         50,000          50,000

OTHER LONG-TERM LIABILITIES.................          7,501             933

SHAREHOLDERS' EQUITY:
 Common Stock...............................            511             511
 Paid-In Capital............................        117,972         117,980
 Retained Earnings (Deficit)................        (58,931)       (107,253)
                                                   --------        --------
                                                     59,552          11,238
 Less:  Treasury Stock, at Cost.............           (777)             --
                                                   --------        --------

TOTAL SHAREHOLDERS' EQUITY .................         58,775          11,238
                                                   --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .       $183,238        $105,761
                                                   ========        ========


                            ABERCROMBIE & FITCH CO.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                  Common Stock
                                             ----------------------                  Retained     Treasury           Total
                                                Shares        Par       Paid-In      Earnings      Stock,        Shareholders'
                                             Outstanding     Value      Capital     (Deficit)      at Cost     Equity (Deficit)
                                             -----------     -----      -------     ---------      -------     ----------------
                                                                                 (Thousands)

Balance, January 28, 1995................         43,000         --        $155      $(37,225)          --             $(37,070)
Net Income ..............................             --         --          --        14,298           --               14,298
Other....................................             --         --         150            --           --                  150
                                                  ------       ----    --------      --------        -----              -------

Balance, February 3, 1996................         43,000         --        $305      $(22,927)          --             $(22,622)
Transfer of Equity to Debt ($50,000
   Long-Term Debt and $32,000
   Short-Term Borrowings)................             --         --          --       (82,000)          --              (82,000)

Cash Dividend to Parent Prior to Initial
   Public Offering.......................             --         --          --       (27,000)          --              (27,000)
Sale of Common Stock in Initial
   Public Offering.......................          8,050       $511    $117,667            --           --              118,178
Net Income...............................             --         --          --        24,674           --               24,674
Other....................................             --         --           8            --           --                    8
                                                  ------       ----    --------      --------        -----              -------

Balance, February 1, 1997................         51,050       $511    $117,980     $(107,253)          --              $11,238
Purchase of Treasury Stock...............            (50)        --          --            --        $(929)                (929)
Net Income...............................             --         --          --        48,322           --               48,322
Exercise of Stock Options and Other......              9         --          (8)           --          152                  144
                                                  ------       ----    --------      --------        -----              -------
Balance, January 31, 1998................         51,009       $511    $117,972      $(58,931)       $(777)             $58,775
                                                  ======       ====    ========      ========        =====              =======

              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.


                            ABERCROMBIE & FITCH CO.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    1997          1996           1995
                                                                    ----          ----           ----
                                                                               (Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income .................................................      $48,322        $24,674       $14,298

 Impact of Other Operating Activities on Cash Flows
   Depreciation and Amortization.............................       16,342         11,759         9,104
   Noncash Charge for Deferred Compensation..................        6,219             --            --
   Change in Assets and Liabilities:
     Inventories.............................................        1,016         (4,555)      (13,837)
     Accounts Payable and Accrued Expenses...................       22,309          9,943        4,069
     Income Taxes............................................        4,606          4,218        (2,525)
     Other Assets and Liabilities............................        1,381            797         1,605
                                                                   -------        -------       -------

NET CASH PROVIDED BY OPERATING ACTIVITIES....................      100,195         46,836        12,714
                                                                   -------        -------       -------

CASH USED FOR INVESTING ACTIVITIES
 Capital Expenditures........................................      (29,486)       (24,323)      (24,526)
                                                                   -------        -------       -------

FINANCING ACTIVITIES
 Increase (Decrease) in Intercompany Balance.................      (29,202)        18,988        11,944
 Dividend Paid to Parent.....................................           --        (27,000)           --
 Net Proceeds from Issuance of Common Stock..................           --        118,178            --
 Proceeds from Credit Agreement..............................           --        150,000            --
 Repayment of Credit Agreement...............................           --       (150,000)           --
 Repayment of Trademark Obligations..........................           --        (32,000)           --
 Repayment of Intercompany Debt..............................           --        (91,000)           --
 Repayment of Working Capital Note...........................           --         (8,616)           --
 Purchase of Treasury Stock..................................         (929)            --            --
 Other Changes in Shareholders' Equity ......................          144              8           150
                                                                   -------        -------       -------

NET CASH PROVIDED BY (USED FOR) FINANCING
 ACTIVITIES..................................................      (29,987)       (21,442)       12,094
                                                                   -------        -------       -------

NET INCREASE IN CASH AND EQUIVALENTS.........................       40,722          1,071           282
Cash and Equivalents, Beginning of Year......................        1,945            874           592
                                                                   -------        -------       -------

CASH AND EQUIVALENTS, END OF YEAR                                  $42,667         $1,945          $874
                                                                   =======         ======          ====


               In 1996, noncash financing activities included the distribution of a note representing preexisting obligations of the Company's operating subsidiary in respect of certain trademarks in the amount of $32 million by the Company's trademark subsidiary to The Limited, Inc., distribution of the $50 million in long-term debt and the conversion of $8.6 million of intercompany debt into a working capital note.



                            ABERCROMBIE & FITCH CO.
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

   Abercrombie & Fitch Co. (the "Company") was incorporated on June 26, 1996, and on July 15, 1996 acquired the stock of Abercrombie & Fitch Holdings, the parent company of the Abercrombie & Fitch business, and A&F Trademark, Inc., in exchange for 43 million shares of Class B common stock issued to The Limited, Inc. ("The Limited"). The Company is a specialty retailer of high quality, casual apparel for men and women with an active, youthful lifestyle. The business was established in 1892 and subsequently acquired by The Limited in 1988.

   An initial public offering (the "Offering") of 8.05 million shares of the Company's Class A common stock, including the sale of 1.05 million shares pursuant to the exercise by the underwriters of their options to purchase additional shares, was consummated on October 1, 1996. As a result of the Offering, 84.2% of the outstanding common stock of the Company is owned by The Limited.

   The net proceeds received by the Company from the Offering, approximating $118.2 million, and cash from operations were used to repay the borrowings under a $150 million credit agreement.

   The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to the Company and its subsidiaries and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. Summary of Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

   Fiscal Year

   The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1997 and 1996 represent the fifty-two week periods ended January 31, 1998 and February 1, 1997. The results for fiscal year 1995 represent the fifty-three week period ended February 3, 1996.

   Cash and Equivalents

   Cash and equivalents include amounts on deposit with financial institutions and investments with maturities of less than 90 days.

   Inventories

   Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

   Store Supplies

   The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs which are capitalized.

   Property and Equipment

   Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for building improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Company by The Limited and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

   Income Taxes

   Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

   Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

   The Company is included in The Limited's consolidated federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its federal taxable income at a current estimate of the annual effective tax rate.

   Shareholders' Equity


   At January 31, 1998, there were 150 million of $.01 par value Class A shares authorized, of which 8.01 million and 8.05 million shares were outstanding at January 31, 1998 and February 1, 1997 and 150 million of $.01 par value Class B shares authorized, of which 43 million shares were issued and outstanding. In addition there were 15 million of $.01 par value preferred shares authorized, none of which have been issued.


   Holders of Class A common stock generally have identical rights to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock is convertible while held by The Limited or any of its subsidiaries into one share of Class A common stock (see Note 11).

   Revenue Recognition

   Sales are recorded upon purchase by customers.

   Catalogue and Advertising Costs

   Costs related to the A&F Quarterly, which premiered in 1997, primarily consist of catalogue production and mailing costs and are expensed as incurred. Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed when the photographs or publications first appear. Catalogue and advertising costs amounted to $13.7 million in 1997, $4.1 million in 1996 and $3.1 million in 1995.

   Store Preopening Expenses

   Preopening expenses related to new store openings are charged to operations as incurred.

   Fair Value of Financial Instruments

   The recorded values of current assets and current liabilities, including accounts receivable and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

   The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity. The estimated fair value of the Company's long-term debt was $52.2 million at January 31, 1998 and $50.6 million at February 1, 1997.

   Earnings per Share

   Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share," which the Company adopted in the fourth quarter of 1997. Basic earnings per share are computed based on the weighted average number of outstanding common shares. Diluted earnings per share include the weighted average effect of dilutive stock options and restricted stock. The common stock issued to The Limited (43 million Class B shares) in connection with the incorporation of the Company is assumed to have been outstanding for all periods.

   Weighted Average Common Shares Outstanding (thousands):

                                                     1997      1996     1995
                                                    ------    ------   ------
Common shares issued.............................   51,050    45,749   43,000
Treasury shares..................................      (39)       --       --
                                                    ------    ------   ------
Basic shares.....................................   51,011    45,749   43,000

Dilutive effect of options and restricted shares.      467        11       --
                                                    ------    ------   ------
Diluted shares...................................   51,478    45,760   43,000
                                                    ======    ======   ======



   Options to purchase 228,000 and 240,000 shares of common stock were outstanding at year-end 1997 and 1996 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

   Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

   Reclassifications

   Certain amounts in previously reported financial statement captions have been reclassified to conform with current year presentation.

3. Property and Equipment

   Property and equipment, at cost, consisted of (thousands):

                                                          1997          1996
                                                         --------      --------
Furniture, fixtures and equipment..................      $104,671       $88,248
Beneficial leaseholds..............................         7,349         7,925
Leasehold improvements.............................        11,615         5,565
Construction in progress...........................           365           181
                                                         --------      --------
Total..............................................      $124,000      $101,919

Less:  accumulated depreciation and amortization...        53,483        42,927
                                                         --------      --------

Property and equipment, net........................       $70,517       $58,992
                                                         ========      ========




4. Leased Facilities and Commitments

   Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. Rent expense also includes charges from The Limited and its subsidiaries for space under formal agreements which approximate market rates (see Note 8).

A summary of rent expense for 1997, 1996 and 1995 follows (thousands):

                                        1997         1996         1995
                                        -------      -------      -------
Store rent:
   Fixed minimum..................      $34,402      $24,599      $17,465
   Contingent.....................        2,138        1,620        1,322
                                        -------      -------      -------
Total store rent..................      $36,540      $26,219      $18,787

Buildings, equipment and other....        1,400        1,229        1,058
                                        -------      -------      -------

Total rent expense................      $37,940      $27,448      $19,845
                                        =======      =======      =======



   At January 31, 1998, the Company was committed to noncancelable leases with remaining terms of one to fifteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years and offices and a distribution center leased from an affiliate of The Limited with an initial term of fifteen years. A majority of the Company's store leases are guaranteed by The Limited. A summary of minimum rent commitments under noncancelable leases follows (thousands):

          1998                                         $40,775
          1999                                          41,747
          2000                                          41,866
          2001                                          42,170
          2002                                          42,254
          Thereafter                                   181,769



5. Accrued Expenses

   Accrued expenses consisted of the following (thousands):

                                              1997         1996
                                              -------      -------
Rent and landlord charges...............       $8,105       $5,624
Compensation and benefits...............        8,357        4,638
Catalogue and advertising costs.........        4,012        1,449
Interest................................          986        2,162
Taxes, other than income................        1,827        1,761
Other...................................       11,856        6,754
                                              -------      -------
      Total.............................      $35,143      $22,388
                                              =======      =======




6. Income Taxes

   The provision for income taxes consisted of (thousands):

                               1997          1996         1995
                              -------       -------       ------
Currently Payable:
   Federal.............       $29,620       $13,800       $6,900
   State................        3,470         1,300        1,700
                              -------       -------       ------
                              $33,090       $15,100       $8,600
                              -------       -------       ------
Deferred:
   Federal..............       (3,200)         (400)         700
   State................        2,330         1,700          200
                              -------       -------       ------
                                $(870)       $1,300         $900
                              -------       -------       ------
Total provision.........      $32,220       $16,400       $9,500
                              =======       =======       ======




               A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

                                         1997         1996          1995
                                         ----         ----          ----
Federal income tax rate...........        35.0%        35.0%        35.0%
State income tax, net of
  federal income tax effect.......         4.7%         4.7%         5.2%
Other items, net..................         0.3%         0.2%        (0.3)%
                                          ----         ----         ----

Total.............................        40.0%        39.9%        39.9%
                                          ====         ====         ====




   Income taxes payable included net current deferred tax assets of $2.3 million and $1.2 million at January 31, 1998 and February 1, 1997.

   Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $27.6 million, $10.6 million and $7.5 million in 1997, 1996 and 1995.

   The effect of temporary differences which give rise to net deferred income tax assets was as follows (thousands):

                                            1997         1996
                                            ------       ------
Depreciation and amortization.........      $1,540       $1,480
Rent..................................       1,510         (413)
Accrued expenses......................       3,450        1,343
Other, net............................        (450)         683
                                            ------       ------
Total deferred income taxes...........      $6,050       $3,093
                                            ======       ======



   No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

7. Long-term Debt

   Long-term debt consists of a 7.80% unsecured note in the amount of $50 million that matures May 15, 2002, and represents the Company's proportionate share of certain long-term debt of The Limited. The interest rate and maturity of the note parallels that of corresponding debt of The Limited. The note is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited.

8. Related Party Transactions

   Transactions between the Company, The Limited, and its subsidiaries and affiliates commonly occur in the normal course of business and principally consist of the following:

      Merchandise purchases
      Real estate management and leasing
      Capital expenditures
      Inbound and outbound transportation
      Corporate services

   Information with regard to these transactions is as follows:

   Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Purchases are also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer, while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices are negotiated on a competitive basis by merchants of the Company with Mast, Gryphon and the manufacturers.

   The Company's real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, are handled centrally by the Real Estate Division of The Limited ("Real Estate Division"). Real Estate Division expenses are allocated to the Company based on a combination of new and remodeled store construction projects and open selling square feet.

   The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of the stores and upon completion transfers the stores to the Company at actual cost. Store Planning Division expenses are charged to the Company based on a combination of new and remodeled store construction projects and open selling square feet.

   The Company's inbound and outbound transportation expenses are managed centrally by Limited Distribution Services ("LDS"), a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts, while outbound freight is charged on a percentage of cartons shipped basis.

   The Limited provides certain services to the Company including, among other things, aircraft, tax, treasury, legal, corporate secretary, accounting, auditing, corporate development, risk management, associate benefit plan administration, human resource and compensation, government affairs and public relation services. Identifiable costs are charged directly to the Company. All other services- related costs not specifically attributable to the business have been allocated to the Company based upon a percentage of sales.


   The Company participates in The Limited's centralized cash management system whereby cash received from operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. Prior to the initial capitalization of the Company, the intercompany cash management account was noninterest bearing. After the initial capitalization of the Company on July 11, 1996, the intercompany cash management account became an interest earning asset or interest bearing liability of the Company depending upon the level of cash receipts and disbursements. Interest on the intercompany cash management account is calculated based on 30-day commercial paper rates for "AA" rated companies as reported in the Federal Reserve's H.15 statistical release. The average outstanding balance of the noninterest bearing intercompany payable to The Limited in the twenty-six weeks ended August 3, 1996 and fifty- three weeks ended February 3, 1996 approximated $64.5 million and $89.8 million. A summary of the intercompany payment activity during the noninterest bearing periods follows:


                                                                 Fifty-three
                                                Twenty-six       weeks ended
                                                weeks ended      February 3,
                                              August 3, 1996         1996
                                              --------------     ------------
Balance at beginning of period............           $86,045         $74,101
Mast and Gryphon purchases................            23,178          35,167
Other transactions with related parties...             9,667          33,546
Centralized cash management...............           (16,417)        (64,269)
Settlement of current period income taxes.             5,700           7,500
Payment to The Limited....................           (91,000)             --
Conversion to Working Capital Note........            (8,616)             --
                                                     -------         -------
Balance at end of period..................            $8,557         $86,045
                                                     =======        ========




   The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

   The Company is also charged rent expense and utilities for the distribution and home office space occupied (which approximates fair market value).

   The Company and The Limited have entered into intercompany agreements that establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable, therefore, to estimate what these costs would be if The Limited were not providing these services and the Company was required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

   The following table summarizes the related party transactions between the Company and The Limited and its subsidiaries, for the years indicated (thousands):

                                                                    1997         1996         1995
                                                                   --------      -------      -------
Mast and Gryphon purchases...................................       $89,892      $61,776      $35,167
Capital expenditures.........................................        27,012       20,839       20,280
Inbound and outbound transportation..........................         5,524        3,326        2,869
Corporate charges............................................         6,857        3,989        4,019
Store leases and other occupancy, net........................         1,184        1,509        1,397
Distribution center, MIS and home office expenses............         3,102        2,696        2,564
Centrally managed benefits...................................         3,596        3,136        2,417
Interest charges.............................................         3,583        2,190           --
                                                                   --------      -------      -------
                                                                   $140,750      $99,461      $68,713
                                                                   ========      =======      =======



   The Company and The Limited are parties to a corporate agreement under which the Company granted to The Limited a continuing option to purchase, under certain circumstances, additional shares of Class B Common Stock or shares of nonvoting capital stock of the Company.

   The Company has no arrangements with The Limited which result in the Company's guarantee, pledge of assets or stock to provide security for The Limited's debt obligations.

   The Company's proprietary credit card processing is performed by Alliance Data Systems which is approximately 40% owned by The Limited.

9. Stock Options and Restricted Stock

   Under the Company's stock plan, associates may be granted up to a total of
   3.5 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. In 1997, associates of the Company were granted approximately 1.7 million options, most of which are expected to vest on a graduated basis over six years, subject to certain performance goals. The remaining options generally vest 25% per year over the first four years of the grant. A total of 12,000 shares have been issued to nonassociate directors, all of which vest over four years. All options have a maximum term of ten years.

   The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock--Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in 1997 and 1996, consistent with the methodology in SFAS No. 123, the pro forma effect on net income and diluted earnings per share would have been a reduction of approximately $1.7 million, or $.03 per share in 1997. In 1996, the pro forma effect would have had no impact on net income and diluted earnings per share. The weighted-average fair value of options granted during fiscal 1997 and 1996 was $8.50 and $6.67. The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996: no expected dividends, price volatility of 35%, risk-free interest rates of 6.0% and 6.25%, assumed forfeiture rates of 10% and expected lives of 6.5 and 5 years.

   The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it takes into consideration pro forma compensation expense related only to those grants made subsequent to the Company's initial public offering.

   A summary of option activity for 1997 and 1996 follows:

                                                         1997                                1996
                                             -------------------------------    -------------------------------
                                                               Weighted                          Weighted
                                                               Average                           Average
                                              Shares         Option Price        Shares        Option Price
                                              ------         ------------        ------        ------------
Outstanding at beginning of year.......        240,000                $16.00           --                 --
Granted................................      1,669,000                $18.03      240,000               $16.00
Exercised..............................         (4,000)               $16.00           --                 --
Canceled...............................        (21,000)               $16.00           --                 --
                                             ---------                ------      -------               ------
Outstanding at end of year.............      1,884,000                $17.81      240,000               $16.00
                                             =========                ======      =======               ======
Options exercisable at year-end........         35,000                $16.00           --                 --
                                             =========                ======      =======               ======



   Approximately 88% of the options outstanding at year-end are at $16 per share. Most of the remaining options outstanding are at $31 per share.


   A total of 547,000 restricted shares were granted in 1997, with a total market value at grant date of $8.7 million. Of this total, 500,000 shares were subject to performance requirements and a defined vesting schedule over six years. The remaining restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. The market value of restricted stock, subject to adjustment at the measurement date for shares with performance requirements, is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expenses related to restricted stock awards amounted to $6.2 million, $.5 million and $.4 million in 1997, 1996 and 1995.


10. Retirement Benefits

   The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $1.6 million in 1997, $753 thousand in 1996 and $564 thousand in 1995.

11. Registration Statement for Exchange Offer

   On February 17, 1998, a registration statement was filed with the Securities and Exchange Commission in connection with a plan to establish the Company as a fully independent company via a tax-free exchange offer pursuant to which The Limited shareholders will be given an opportunity to exchange shares of The Limited for shares of the Company. At year end, The Limited owned 43 million of the Company's shares.

12. Quarterly Financial Data (Unaudited)

   Summarized quarterly financial results for 1997 and 1996 follow (thousands except per share amounts):

Quarter                                           First         Second         Third         Fourth
-------                                           -----         ------         -----         ------

1997
Net sales...................................     $  74,316     $  86,640     $  148,516     $  212,145
Gross income................................        23,941        27,786         52,990         96,363
Net income..................................           565         2,053         10,403         35,301
Net income per basic share..................     $     .01     $     .04     $      .20     $      .69
Net income per diluted share................     $     .01     $     .04     $      .20     $      .68

1996
Net sales...................................     $  51,020     $  57,431     $   87,688     $  139,233
Gross income................................        14,894        18,052         30,957         59,863
Net income (loss)...........................         (199)           374          3,982         20,517
Net income (loss) per basic share...........     $     .00     $     .01     $      .09     $      .40
Net income (loss) per diluted share.........     $     .00     $     .01     $      .09     $      .40







                                   SCHEDULE A


                             TRANSACTIONS CONCERNING
                            LIMITED COMMON STOCK INC.

               The following transactions were effected during the 40 business-day period preceding April ___, 1998. All of these transactions were effected as open-market purchases.


Person Effecting                  Date of            Number of                   Price          Aggregate
    Transaction                Transaction        Shares  Transferred           per Share      Purchase Price

The Wexner Children's              3/2/98       2,000,000 shares                $29.125        $58,250,000
Trust II
The Wexner Children's              3/5/98       500,000 shares                  $29.00         $14,500,000
Trust II
Harry and Hannah                   3/5/98       1,500,000 shares                $29.00         $43,500,000
Wexner Trust
Harry, Hannah and                  3/5/98       500,000 shares                  $29.00         $14,500,000
David Wexner Trust
Harry, Hannah and                 3/17/98       800,000 shares                  $29.875        $23,900,000
David Wexner Trust
Harry and Hannah                  3/17/98       144,600                         $29.875         $4,319,925
Wexner Trust




      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of Limited Common Stock and any other required documents should be sent or delivered by each stockholder of The Limited or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below:

                                   First Chicago Trust Company of New York
              If by mail:                             If by hand:                  If by overnight delivery:
      First Chicago Trust Company             First Chicago Trust Company         First Chicago Trust Company
              of New York                             of New York                         of New York
          Tenders & Exchanges                     Tenders & Exchanges                 Tenders & Exchanges
              Suite 4660                    c/o The Depository Trust Company              Suite 4680
             P.O. Box 2569                      55 Water Street, DTC TAD           14 Wall Street, 8th Floor
        Jersey City, New Jersey             Vietnam Veterans Memorial Plaza           New York, New York
              07303-2569                           New York, New York                        10005
                                                         10041


                          If by facsimile transmission:
                        (For Eligible Institutions only)
                                 (201) 222-4720
                                       or
                                 (201) 222-4721
                         Facsimile confirmation number:
                                 (201) 222-4707


               Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Additional copies of this Offering Circular-Prospectus, the Letter of Transmittal and other Exchange Offer material may be obtained from the Information Agent or the Dealer Managers as set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

               The Information Agent for the Exchange Offer is:


                              D.F. King & Co., Inc.
                                 77 Water Street
                            New York, New York 10005
                          Call Collect (212) 269-5550
                                       or
                         Call Toll-Free (800) 549-6864




                 The Dealer Managers for the Exchange Offer are:


                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                         Call Toll-Free (800) 323-5678



               PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

               Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

               In accordance with the DGCL, A&F's Certificate of Incorporation contains a provision to limit the personal liability of the directors of A&F for violations of their fiduciary duty. This provision eliminates each director's liability to A&F or its stockholders for monetary damages except
(i) for any breach of the director's duty of loyalty to A&F or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

               Article V of A&F's Bylaws provides for indemnification of the officers and directors of A&F to the full extent permitted by applicable law.

Item 21. Exhibits and Financial Statement Schedules.


5.1 Form Of Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.


10.1           Form of Tax Disaffiliation Agreement between The Limited, Inc.
               and Abercrombie & Fitch Co.*


10.2 Services Agreement by and between Abercrombie & Fitch Co. and The Limited, Inc. dated September 27, 1996, incorporated by reference to Exhibit 10.2 to the A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*


10.3           Form of Amended and Restated Services Agreement*


10.4 Shared Facilities Agreement, dated September 27, 1996, by and between Abercrombie & Fitch Co. and The Limited, Inc., incorporated by reference to Exhibit 10.3 to A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*

10.5           Sublease Agreement by and between Victoria's Secret Stores, Inc.
               and Abercrombie & Fitch Co., Inc., dated June 1, 1995, incorporated by reference to Exhibit 10.3 to A&F's Registration Statement on Form S-1 (Registration No. 333-8231)*


10.6           Amendment No. 1 to the Sublease Agreement*


10.7 Corporate Agreement by and between Abercrombie & Fitch Co. and The Limited, Inc., dated October 1, 1996, incorporated by reference to Exhibit 10.5 to A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*


23.1 Consent of independent accountants with respect to The Limited, Inc.*

23.2           Consent of independent accountants with respect to Abercrombie &
               Fitch Co.*


24.1           Powers of Attorney*


99.01          Letter of Transmittal*

99.02          Notice of Guaranteed Delivery*

99.03 Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.04 Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

99.05 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in the Letter of Transmittal filed as Exhibit 99.01 hereto)*

99.06 Letter from the Savings and Retirement Plan Administrative Committee of The Limited, Inc.*

99.07 Notice to Participants in the Savings and Retirement Plan of The Limited, Inc.*

99.08 Questions and Answers on Savings and Retirement Plan Tender Rights and Procedures*

99.09          Notice to Participants in the Stock Purchase Plan of The Limited,
               Inc.*


99.10 Consent of Mr. George Foos to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.11 Consent of Mr. John A. Golden to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.12 Consent of Mr. Seth R. Johnson to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.13 Consent of Mr. John W. Kessler to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.14 Consent of Mr. Sam N. Shahid, Jr. to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.15 Consent of Mr. Douglas L. Williams to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*


99.16          Private Letter Ruling from the Internal Revenue Service


----------
*  Previously filed.




Item 22. Undertakings.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


               The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned Registrant hereby further undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of or included in the registration statement when it became effective.

   The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide thereof.


      The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by
   Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.



                                  SIGNATURES


               PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED PERSON, THEREUNTO DULY AUTHORIZED, IN THE CITY OF REYNOLDSBURG, STATE OF OHIO, ON APRIL 9, 1998.


                                  ABERCROMBIE & FITCH CO.

                                  By:   /s/ Kenneth B. Gilman
                                     -------------------------------------------
                                  Name: Kenneth B. Gilman
                                  Title: Vice Chairman of the Board of Directors



               PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 9, 1998.


        Signature                                  Title

            *                   Chairman of the Board of Directors
-----------------------------
     Leslie H. Wexner

  /s/ Kenneth B. Gilman         Vice Chairman of the Board of Directors
-----------------------------
    Kenneth B. Gilman

            *                   Chief Executive Officer, President and
-----------------------------   Director (Principal Executive Officer)
   Michael S. Jeffries

            *                   Vice President and Chief Financial Officer
-----------------------------   (Principal Financial and Accounting
     Seth R. Johnson            Officer)


            *                   Director
-----------------------------
    Roger D. Blackwell

            *                   Director
-----------------------------
      E. Gordon Gee

            *                   Director
-----------------------------
  Donald B. Shackelford



*By:  /s/ Kenneth B. Gilman
    -------------------------
      Kenneth B. Gilman
      as Attorney-in-Fact


                                 EXHIBIT INDEX

Exhibit                                                               Page
-------                                                               ----


5.1 Form Of Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.

10.1           Form of Tax Disaffiliation Agreement between The Limited, Inc.
               and Abercrombie & Fitch Co.*

10.2 Services Agreement by and between Abercrombie & Fitch Co. and The Limited, Inc. dated September 27, 1996, incorporated by reference to Exhibit 10.2 to the A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*

10.3           Form of Amended and Restated Services Agreement*

10.4 Shared Facilities Agreement, dated September 27, 1996, by and between Abercrombie & Fitch Co. and The Limited, Inc., incorporated by reference to Exhibit 10.3 to A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*

10.5           Sublease Agreement by and between Victoria's Secret Stores, Inc.
               and Abercrombie & Fitch Co., Inc., dated June 1, 1995, incorporated by reference to Exhibit 10.3 to A&F's Registration Statement on Form S-1 (Registration No. 333-8231)*

10.6           Amendment No. 1 to the Sublease Agreement*

10.7 Corporate Agreement by and between Abercrombie & Fitch Co. and The Limited, Inc., dated October 1, 1996, incorporated by reference to Exhibit 10.5 to A&F's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996*

23.1 Consent of independent accountants with respect to The Limited, Inc.*

23.2           Consent of independent accountants with respect to Abercrombie &
               Fitch Co.*

24.1           Powers of Attorney*

99.01          Letter of Transmittal*

99.02          Notice of Guaranteed Delivery*

99.03 Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.04 Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

99.05 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in the Letter of Transmittal filed as Exhibit 99.01 hereto)*

99.06 Letter from the Savings and Retirement Plan Administrative Committee of The Limited, Inc.*

99.07 Notice to Participants in the Savings and Retirement Plan of The Limited, Inc.*

99.08 Questions and Answers on Savings and Retirement Plan Tender Rights and Procedures*

99.09          Notice to Participants in the Stock Purchase Plan of The Limited,
               Inc.*

99.10 Consent of Mr. George Foos to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.11 Consent of Mr. John A. Golden to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.12 Consent of Mr. Seth R. Johnson to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.13 Consent of Mr. John W. Kessler to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.14 Consent of Mr. Sam N. Shahid, Jr. to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.15 Consent of Mr. Douglas L. Williams to be named as a future director of Abercrombie & Fitch Co. in this Form S-4*

99.16          Private Letter Ruling from the Internal Revenue Service


*  Previously filed.